AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 23, 2014
Registration No. 333-199741

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Midwest Cable, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	4841	47-0973096
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

	One Comcast Center Philadelphia, Pennsylvania 19103-2838 (215) 286-1700
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

One Comcast Center Philadelphia, Pennsylvania 19103-2838 (215) 286-1700
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Arthur R. Block, Esq. Midwest Cable, Inc. One Comcast Center Philadelphia, Pennsylvania 19103-2838 (215) 286-1700	Deanna L. Kirkpatrick, Esq. Davis Polk & Wardwell llp 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement and all other conditions to the proposed transactions described herein have been satisfied or waived, as applicable.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ __________

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ __________

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ __________

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 23, 2014

PRELIMINARY PROSPECTUS

     Shares of Class A

     Shares of Class A-1

MIDWEST CABLE, INC.
    Common Stock

Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“TWC”) have entered into a merger agreement under which TWC will become a wholly owned subsidiary of Comcast. The merger agreement states that Comcast is prepared to divest up to approximately 3.0 million video subscribers of the combined company’s approximately 33.2 million video subscribers. Comcast has entered into a transactions agreement with Charter Communications, Inc. (“Charter”) to satisfy its undertaking in the merger agreement with respect to the divestiture of video subscribers. Among other things, the transactions agreement contemplates a spin-off of cable systems serving approximately 2.5 million existing Comcast video subscribers into Midwest Cable, Inc. (“SpinCo,” “we” or “us”), a newly formed entity and currently a wholly owned subsidiary of Comcast.

This prospectus is being furnished in connection with the planned distribution on a pro rata basis to holders of shares of Comcast Class A common stock, Class A Special common stock and Class B common stock (collectively, “Comcast common stock”) of all of our shares of Class A and Class A-1 common stock outstanding prior to the SpinCo merger described below. We refer to such planned distribution as the “spin-off.” Immediately prior to the spin-off, Comcast will contribute to us systems currently owned by Comcast serving approximately 2.5 million video subscribers in the Midwestern and Southeastern United States (the “SpinCo systems”), together with the related subscribers, the assets and liabilities primarily related to the SpinCo systems and certain other assets and liabilities.

Prior to the spin-off, CCH I, LLC, a wholly owned subsidiary of Charter (“New Charter”), will be reorganized to be a direct subsidiary of Charter, and will be converted into a Delaware corporation. Immediately after the spin-off, a newly formed, wholly owned subsidiary of New Charter will merge with and into Charter with the effect that all shares of Charter will be converted into shares of New Charter, and New Charter will survive as the publicly traded parent company of Charter, which transaction is referred to in this prospectus as the “Charter reorganization.” Another newly formed, wholly owned subsidiary of New Charter will merge with and into us, with us surviving, which is referred to in this prospectus as the “SpinCo merger” (and, together with the spin-off, the “transactions”). As a result of the spin-off and SpinCo merger, Comcast’s shareholders as of the record date for the spin-off  will own approximately 67% of us, and New Charter will own the remaining approximately 33%. In addition, as a result of the SpinCo merger, it is expected that Comcast’s shareholders as of the record date for the spin-off will own approximately        % of New Charter. It is intended that the spin-off, together with certain related transactions, qualify as a tax-free reorganization and a tax-free distribution and that the SpinCo merger qualify as a tax-free transaction. The spin-off is expected to occur 30 to 60 days after the closing of the Comcast/TWC merger and only if such merger occurs.

For each        shares of Comcast common stock outstanding as of 5:00 p.m., Eastern time, on                 , 2015, the record date for the spin-off (the “record date”), the holder will be entitled to receive         shares of our Class A common stock and         shares of our Class A-1 common stock.  The distribution of our common stock will be made in book-entry form. Pursuant to the merger agreement for the SpinCo merger, each share of our Class A-1 common stock will be converted into a pro rata portion of the shares of New Charter common stock issued in the SpinCo merger. Following the SpinCo merger, we will have only shares of Class A common stock outstanding.

There is currently no trading market for our common stock. We have applied to list our Class A common stock on the NASDAQ Global Select Market under the symbol “GLCI.” Our Class A-1 common stock will not be listed for trading on any securities exchange.  Upon consummation of the SpinCo merger, we expect to change our legal name to GreatLand Connections Inc.

No action will be required of you to receive our common stock or New Charter common stock, which means that you will not be required to pay for our common stock that you receive in the spin-off or the New Charter common stock issued in the SpinCo merger and that you do not need to surrender or exchange any of your Comcast common stock in order to receive our common stock or New Charter common stock, or take any other action in connection with the spin-off.

In reviewing this prospectus, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this prospectus is                              , 2015

	Page		Page
Prospectus Summary	1	Arrangements Among Us, Comcast and Charter	66
Questions and Answers About the Transactions	5	Management	79
Risk Factors	9	Executive Compensation	84
Cautionary Statement Regarding Forward-Looking Statements	22	Ownership of Our Stock	88
The Transactions	23	Description of Capital Stock	89
Dividend Policy	30	Description of Indebtedness	93
Capitalization	31	Certain Relationships and Related Party Transactions	94
Unaudited Pro Forma Condensed Combined Financial Statements	32	Material U.S. Federal Income Tax Consequences of the
Selected Historical Financial Data	38	Spin-Off and the SpinCo Merger	95
Management’s Discussion and Analysis of Financial Condition		Legal Matters	99
and Results of Operations	39	Experts	99
Business	51	Where You Can Find More Information	99
		Index to Combined Financial Statements	F-1

In this prospectus, “SpinCo,” the “company,” “we,” “us” and “our” refer to Midwest Cable, Inc. and its combined subsidiaries, after giving effect to the transactions. In addition, in connection with the transactions, we expect to change our legal name to GreatLand Connections Inc. References to shares of our common stock refer to Class A and/or Class A-1 common stock as the context may require. We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared.  We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus.

This prospectus is being furnished solely to provide information to holders of Comcast common stock who will receive shares of our common stock in the spin-off. It is not to be construed as an inducement or encouragement to buy or sell any of our securities or any securities of Comcast. This prospectus describes our business, our relationships with Comcast and Charter and the transactions and provides other information to assist you in evaluating the benefits and risks of holding or disposing of our common stock that you will receive in the spin-off. You should be aware of certain risks relating to the transactions, our business, our indebtedness and ownership of our common stock, which are described under the heading “Risk Factors.”

This prospectus includes industry and market data that we obtained from periodic industry publications, third-party studies and surveys, filings of public companies in our industry and internal company surveys. These sources include government and industry sources. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this prospectus, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the sources relied upon or cited herein.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read this entire prospectus carefully, especially the risks of owning our common stock discussed under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and related notes to better understand the transactions and our business and financial position.

This prospectus also contains forward-looking statements that involve risks and uncertainties.  Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.  See “Cautionary Statement Regarding Forward-Looking Statements.”

Our Company

We were formed in May 2014 as a limited liability company and converted to a corporation in September 2014.  We offer a variety of video, high-speed Internet and voice services (“cable services”) over our geographically-aligned cable distribution system to residential and commercial customers located in the Midwestern and Southeastern United States.  As of September 30, 2014, we served approximately 2.5 million video customers, 2.3 million high-speed Internet customers and 1.1 million voice customers and passed approximately 6.4 million homes and businesses.  As of September 30, 2014, we had customer relationships with approximately 2.7 million residential customers and 183,000 commercial customers.

We offer our cable services individually and in bundles.  Our subscription rates and related charges vary according to the services and features customers receive and the type of equipment they use, and customers are typically billed in advance on a monthly basis. Our residential customers may generally discontinue service at any time, while commercial customers may only discontinue service in accordance with the terms of their contracts, which typically have two- to five-year terms.

The Transactions

On February 12, 2014, Comcast and TWC entered into a merger agreement under which TWC will become a wholly owned subsidiary of Comcast. The merger agreement is subject to the satisfaction or waiver of certain conditions, including the receipt of applicable regulatory approvals, which may require the divestiture of certain assets. In furtherance of obtaining necessary regulatory approvals, the merger agreement states that Comcast is prepared to divest up to approximately 3.0 million video subscribers of the combined company’s approximately 33.2 million video subscribers. On April 25, 2014, Comcast entered into a transactions agreement with Charter to satisfy its undertaking in the merger agreement with respect to the divestiture of video subscribers. Among other things, the transactions agreement contemplates a contribution, spin-off and merger transaction resulting, upon completion of the transactions described therein, in the contribution of cable systems serving approximately 2.5 million existing Comcast video subscribers to us. We are a newly formed entity and currently a wholly owned subsidiary of Comcast. Following such contribution, we will hold and operate systems currently owned by Comcast serving approximately 2.5 million existing Comcast video subscribers in the Midwestern and Southeastern United States (the “SpinCo systems”), together with the related subscribers, the assets and liabilities primarily related to the SpinCo systems and certain other assets and liabilities, including bank debt and/or term loans (collectively, “credit facilities”).  The spin-off  is expected to occur 30 to 60 days after the closing of the Comcast/TWC merger and will be made pro rata to holders of Comcast common stock as of the record date.

The transactions agreement has been approved by the boards of directors of both Comcast and Charter, and the TWC board of directors consented to the entry by Comcast into the transactions agreement, subject to the terms and conditions set forth in the consent between TWC and Comcast dated April 25, 2014 (the “TWC consent”), which include certain understandings of Comcast and TWC with respect to the receipt of required regulatory approvals under the merger agreement.

Comcast, Charter and we have also agreed to use reasonable best efforts to cause us to incur new indebtedness in an aggregate amount equal to 5.0 times the 2014 EBITDA of the SpinCo systems (as such term is defined by our financing sources for purposes of the financing), which indebtedness we currently estimate to be approximately $7.8 billion in the aggregate. The indebtedness will consist of (i) credit facilities to be used primarily to fund cash distributions to Comcast and (ii)  notes newly issued by us to Comcast, which notes will enable Comcast to complete a debt-for-debt exchange whereby one or more financial institutions will exchange debt securities of Comcast for our new notes held by Comcast, which exchange is referred to in this prospectus as the “debt-for-debt exchange.” Comcast anticipates that following the debt-for-debt exchange, the financial institutions will resell our notes that they receive in a Rule 144A private placement to qualified institutional buyers. As described below, completion of the debt-for-debt exchange is a condition to the transactions. In addition, we expect to enter into a $750 million revolving credit facility to provide us with additional liquidity, including for short-term working capital needs.

Immediately prior to the spin-off, Comcast will contribute to us the SpinCo systems, together with the related subscribers, the assets and liabilities primarily related to the SpinCo systems and certain other assets and liabilities, including credit facilities, a portion of the proceeds of which will have been distributed to Comcast prior to such contribution. In connection with such contribution and prior to the spin-off, we will issue notes and stock to Comcast. Following such contribution to us and the issuance of notes and stock, Comcast will distribute all of our Class A and Class A-1 common stock to holders of Comcast common stock as of the record date, which distribution is referred to as the “spin-off.” For each           shares of Comcast common stock outstanding as of 5:00 p.m., Eastern time, on the record date, the holder will be entitled to receive          shares of our Class A common stock and          shares of our Class A-1 common stock. After the spin-off, Comcast will not have any ownership interest in us.

Prior to the spin-off, CCH I, LLC, a wholly owned subsidiary of Charter (“New Charter”), will convert into a corporation. Immediately following the spin-off, a newly formed, wholly owned subsidiary of New Charter will merge with and into Charter with the effect that each share of Class A common stock of Charter will be converted into one share of Class A common stock of New Charter, and New Charter will survive as the publicly traded parent company of Charter and its Class A common stock will be traded on the NASDAQ under the same ticker symbol, CHTR, as currently used by Charter, which transaction is referred to in this prospectus as the “Charter reorganization.” Another newly formed, wholly owned subsidiary of New Charter will merge with and into us, with us surviving, which is referred to in this prospectus as the “SpinCo merger” (and, together with the spin-off, the “transactions”). Pursuant to the SpinCo merger, (i) each share of our Class A-1 common stock will be converted into a pro rata portion of the shares of New Charter common stock issued in the SpinCo merger and (ii) New Charter will receive a number of shares of our Class A common stock that is equal to the number of shares of our Class A-1 common stock that have been converted into shares of New Charter common stock. Following the SpinCo merger, we will have only shares of Class A common stock outstanding. As a result of the spin-off and the SpinCo merger, Comcast’s shareholders as of the record date will own approximately 67% of us, and New Charter will own the remaining approximately 33%. In addition, as a result of the SpinCo merger, it is expected that Comcast’s shareholders as of the record date will own approximately     % of New Charter. The actual number of shares of New Charter common stock that, following the SpinCo merger, will be owned by the holders of Comcast common stock as of the record date depends on a number of factors, some of which will not be known until close in time to the completion of the transactions. See “The Transactions—Background and Description of the Transactions.”

The consummation of the transactions is subject to a number of closing conditions, including, among others, completion of the merger between Comcast and TWC, the receipt of certain regulatory approvals, approval by Charter’s stockholders and certain conditions relating to the financing for the transactions. On October 8, 2014, the shareholders of Comcast approved the issuance of Comcast Class A common stock to TWC stockholders in the Comcast/TWC merger. On October 9, 2014, TWC stockholders approved the adoption of the Comcast/TWC merger agreement. For a more detailed description of the transactions and the closing conditions, see “The Transactions—Background and Description of the Transactions.”

At the closing of the transactions, we will have a board of nine directors, separated into three classes, with the directors at the closing of the transactions designated as follows: (i) three independent directors that have been selected by Comcast and are reasonably acceptable to Charter, each of whom shall be in a separate class, (ii) three independent directors that have been selected by Comcast from a list of potential nominees provided by Charter, each of whom shall be in a separate class and (iii) three directors that have been designated by Charter, each of whom shall be in a separate class. Comcast's and Charter’s right to designate directors will not continue beyond the selection of directors in office at the closing of the transactions. Accordingly, at each annual stockholders’ meeting held thereafter, one class of directors will be up for election, and directors will be chosen by a plurality vote of the stockholders voting in the election for a term of three years to succeed those whose terms expire. For more information about our board of directors following the consummation of the transactions, see “Management.”

In addition, we will have an executive management team that will report to our board of directors. Our executive management team will consist of individuals that are independent from Charter and Comcast. See “Management.” Upon consummation of the SpinCo merger, we expect to change our legal name to GreatLand Connections Inc.

Risk Factors

This prospectus describes our business, our relationships with Comcast and Charter and the transactions and provides other information to assist you in evaluating the benefits and risks of holding or disposing of our common stock that you will receive in the spin-off. You should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk Factors.”

•
We currently face a wide range of competitors, and newer technologies and services are driving changes in consumer behavior, which may increase the number of competitors we face. Our business and results of operations could be adversely affected if we do not compete effectively.

•	Programming expenses for our video services are increasing, and we expect such expenses to increase materially following the spin-off.

•	Our business depends on keeping pace with technological developments.

•	We are subject to regulation by federal, state and local authorities, which may impose additional costs and restrictions on our business.

•	We have no operating history as a separate company and may be unable to maintain our operating results at historical levels after becoming a stand-alone company.

•	In connection with the transactions, we expect to incur indebtedness, which could adversely affect our financial condition or business.

Material U.S. Federal Income Tax Consequences of the Spin-Off and the SpinCo Merger

It is intended that the spin-off, together with certain related transactions (including the debt-for-debt exchange), qualify as a tax-free “reorganization” within the meaning of Section 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the “Code”), and a tax-free distribution within the meaning of Section 355 of the Code and that the SpinCo merger, together with the Charter reorganization, qualify as a tax-free transaction within the meaning of Section 351 of the Code. Assuming the spin-off and the SpinCo merger are so treated, in general, for U.S. federal income tax purposes, no gain or loss will be recognized by U.S. holders of Comcast common stock upon the receipt of our common stock in the spin-off and no gain or loss will be recognized by U.S. holders of our common stock upon the receipt of New Charter common stock in exchange for our common stock in the SpinCo merger, in each case, except for any gain or loss recognized with respect to cash received in lieu of a fractional share of our Class A-1 common stock or New Charter common stock.

The consummation of the spin-off, the debt-for-debt exchange, the SpinCo merger and the related transactions is conditioned upon the receipt of an opinion of tax counsel to the effect that such transactions qualify for their intended tax treatment.  An opinion of tax counsel neither binds the IRS, nor precludes the IRS or the courts from adopting a contrary position. Comcast does not intend to obtain a ruling from the IRS on the tax consequences of the spin-off, SpinCo merger or any of the related transactions.  If the spin-off, debt-for-debt exchange and/or the SpinCo merger fails to qualify for the intended tax treatment, Comcast and/or its shareholders will be subject to tax.

The tax consequences of the spin-off and SpinCo merger to you will depend on your particular circumstances. You should read the discussion in the section of this document entitled “Material U.S. Federal Income Tax Consequences of the Spin-Off and the SpinCo Merger” and consult your tax advisor for a full understanding of the tax consequences to you of the spin-off and SpinCo merger.

Corporate Information

We were formed in the State of Delaware as a limited liability company on May 27, 2014 and subsequently converted to a corporation on September 22, 2014. Prior to the transactions, our principal executive offices are located at One Comcast Center, Philadelphia, Pennsylvania 19103-2838 and our telephone number is (215) 286-1700. Our Internet website is www.greatlandconnections.com. Our website and the information contained therein or connected thereto is not incorporated into this prospectus or the registration statement of which it forms a part. Upon consummation of the SpinCo merger, we expect to change our legal name to GreatLand Connections Inc.

QUESTIONS AND ANSWERS ABOUT THE TRANSACTIONS

Please see “The Transactions” for a more detailed description of the matters summarized below.

Q:     Why am I receiving this document?

A:     You are receiving this document because you were a holder of shares of Comcast common stock on the record date for the spin-off and, as such, will be entitled to receive shares of our common stock upon completion of the spin-off described in this prospectus. We are sending you this document to inform you about the transactions and to provide you with information about us and our business and operations upon completion of the transactions.

Q:     What do I have to do to participate in the spin-off?

A:     Nothing. You will not be required to pay any cash or deliver any other consideration in order to receive the shares of our common stock that you will be entitled to receive upon completion of the spin-off. In addition, you are not being asked to provide a proxy with respect to any of your shares of Comcast common stock in connection with the transactions and you should not send us a proxy.

Q:     Why is Comcast divesting its video subscribers and distributing our stock?

A:     The spin-off is intended to satisfy Comcast’s undertaking in the TWC merger agreement, in which Comcast states that it is prepared to divest up to approximately 3.0 million video subscribers of the combined company’s approximately 33.2 million video subscribers.

Q:     What is SpinCo?

A:     SpinCo refers to our company, which is a wholly owned subsidiary of Comcast organized under the laws of Delaware. Immediately prior to the spin-off, Comcast will contribute to us all of the stock of a wholly owned subsidiary of Comcast (“OpCo”). At the time of the contribution, OpCo will hold the SpinCo systems, together with the related subscribers, the assets and liabilities primarily related to the SpinCo systems and certain other assets and liabilities, including credit facilities, a portion of the proceeds of which will have been distributed to Comcast prior to such contribution. Following the transactions, we will be a stand-alone entity that will hold cable systems serving approximately 2.5 million existing Comcast video subscribers in the Midwestern and Southeastern United States. Upon consummation of the SpinCo merger, we expect to change our legal name to GreatLand Connections Inc.

Q:     What is the record date for the spin-off?

A:     The record date for the spin-off is                            , 2015, and ownership will be determined as of 5:00 p.m., Eastern Time, on that date. When we refer to the record date in this prospectus, we are referring to that time and date.

Q:     When will the spin-off occur?

A:     The spin-off is expected to occur on or about                                , 2015.

Q:     What will I receive in the spin-off?

A:.     At the effective time of the spin-off, you will be entitled to receive           shares of our Class A common stock and           shares of our Class A-1 common stock in respect of each share of Comcast common stock held by you on the record date for the spin-off.

Q:     How will shares of SpinCo be distributed to me?

A:              At the effective time of the spin-off, we will instruct the distribution agent to make book-entry credits for the shares of Class A and Class A-1 common stock that you are entitled to receive. Since shares of our common stock will be in uncertificated book-entry form, you will receive share ownership statements in place of physical share certificates.

Q:              How do the Class A and A-1 shares of SpinCo differ?

A:.            Our shares of Class A and Class A-1 common stock are separate classes of stock with identical rights, except that our Class A-1 common stock will not be transferable. See “Description of Capital Stock.” Pursuant to the merger agreement with New Charter, each share of our Class A-1 common stock will be converted into a pro rata portion of the shares of New Charter common stock issued in the SpinCo merger, and New Charter will receive a number of shares of our Class A common stock that is equal to the number of shares of our Class A-1 common stock that have been converted into shares of New Charter common stock. As a result, following the transactions, holders of Comcast common stock as of the record date will own approximately 67% of us, and New Charter will own the remaining approximately 33%. In addition, as a result of the SpinCo merger, it is expected that Comcast’s shareholders as of the record date will own approximately        % of New Charter. The actual number of shares of New Charter common stock that, following the SpinCo merger, will be owned by the holders of Comcast common stock as of the record date depends on a number of factors, some of which will not be known until close in time to the completion of the transactions. See “The Transactions—Background and Description of the Transactions.”

Q:     Why will I receive New Charter common stock?

A:     In connection with the SpinCo merger, a newly formed, wholly owned subsidiary of New Charter will merge with and into us, with us surviving. In the SpinCo merger, New Charter will receive shares of our Class A common stock and Comcast’s shareholders as of the record date will receive shares of New Charter common stock. As a result of the SpinCo merger, it is expected that Comcast’s shareholders as of the record date will own approximately % of New Charter. The actual number of shares of New Charter common stock that, following the SpinCo merger, will be owned by holders of Comcast common stock as of the record date depends on a number of factors, some of which will not be known until close in time to the completion of the transactions. You will receive another prospectus with information describing New Charter’s business and providing other information to assist you in evaluating the benefits and risks of holding or disposing of New Charter common stock that you will receive in the SpinCo merger. See “The Transactions—Background and Description of the Transactions.”

Q:     What are SpinCo’s financing arrangements?

A:           Comcast, Charter and we have agreed to use reasonable best efforts to cause us, directly and through our subsidiaries, to incur new indebtedness in an aggregate amount equal to 5.0 times the 2014 EBITDA of the SpinCo systems (as such term is defined by our financing sources for purposes of the financing), which indebtedness we currently estimate to be approximately $7.8 billion in the aggregate. The indebtedness will consist of (i) credit facilities to be used primarily to fund cash distributions to Comcast and (ii) notes newly issued by us to Comcast, which notes will enable Comcast to complete the debt-for-debt exchange. As described below, completion of the debt-for-debt exchange is a condition to the transactions. Immediately prior to the spin-off, Comcast will contribute to us the SpinCo systems, together with the related subscribers, the assets and liabilities primarily related to the SpinCo systems and certain other assets and liabilities, including credit facilities, a portion of the proceeds of which will have been distributed to Comcast prior to such contribution.  In connection with such contribution and prior to the spin-off, we will issue notes and stock to Comcast. In addition, we expect to enter into a $750 million revolving credit facility to provide us with additional liquidity, including for short-term working capital needs. See “The Transactions—Background and Description of the Transactions.”

Q:     Will the SpinCo Class A common stock be listed on a securities exchange?

A:            We have applied to list our Class A common stock on the NASDAQ Global Select Market under the symbol “GLCI.” Our Class A-1 common stock will not be listed for trading on any securities exchange and will be converted into New Charter common stock as part of the SpinCo merger.  New Charter common stock will be traded on the NASDAQ Global Select Market under the symbol “CHTR.”

Q:     Do I need to do anything in connection with the exchange of my shares of Class A-1 SpinCo common stock for shares of New Charter common stock?

A:     No. Our shares of Class A-1 common stock will automatically be converted into a pro rata portion of the shares of New Charter common stock issued in the SpinCo merger upon consummation of the Spin Co merger.

Q:     Once the transactions are consummated what shares will I hold?

A:     Following consummation of the transactions, holders of Comcast common stock as of the record date will continue to hold their Comcast common stock in addition to approximately 67% of our Class A common stock, or              shares of our Class A common stock for every            shares of Comcast’s Class A, Class A Special and Class B common stock you hold as of the record date. In addition, as a result of the SpinCo merger, it is expected that holders of Comcast common stock as of the record date will hold approximately         % of New Charter. The actual number of shares of New Charter common stock that, following the SpinCo merger, will be owned by the holders of Comcast common stock as of the record date depends on a number of factors, some of which will not be known until close in time to the completion of the transactions. See “The Transactions—Background and Description of the Transactions.”

Q:     How will fractional shares be treated?

A:           You will not receive fractional shares of our Class A common stock or New Charter common stock in the transactions. The distribution agent will aggregate and sell on the open market the fractional shares of our Class A common stock that would otherwise be issued in the transactions, and if you would be entitled to receive a fractional share of our Class A common stock in connection with the transactions, you will instead receive the net cash proceeds, without interest, of the sale attributable to such fractional share. If you would be entitled to receive a fractional share of New Charter common stock in connection with the transactions, you will instead receive an amount in cash, without interest, determined by multiplying the volume-weighted average price of shares of Charter common stock for the 60 consecutive calendar days ending on the last trading day immediately prior to the closing of the transactions by such fractional share of New Charter common stock. You may receive fractional shares of our Class A-1 common stock in the transactions. Such fractional shares will automatically convert into shares of New Charter common stock immediately following the spin-off.

Q:     What are the U.S. federal income tax consequences to me of the transactions?

A:     Except with respect to cash you receive in lieu of fractional shares of our Class A common stock or New Charter common stock, we expect the transactions to qualify for tax-free treatment to you for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Consequences of the Spin-Off and the SpinCo Merger.”

Q:     How will SpinCo’s common stock trade?

A:     There is currently no public market for our Class A common stock. We anticipate that trading will commence on a “when issued” basis on or shortly prior to the record date for the spin-off. When-issued trading in the context of a spin-off refers to a sale or purchase of securities effected on or before the spin-off date and made conditionally because the securities of the spun-off entity have not yet been distributed. We expect “regular-way” trading of our Class A common stock to begin on the first trading day following the completion of the spin-off.

Q:     Do I have appraisal rights?

A:     No, holders of Comcast common stock do not have any appraisal rights in connection with the spin-off.

Q:     Who is the transfer agent for SpinCo common stock?

A:                           is the transfer agent for our common stock.

Q:     How does my ownership in Comcast change as a result of the transactions?

A:     Your ownership of Comcast will not be impacted by the transactions.

Q:     Will Comcast control SpinCo after consummation of the transactions?

A:           No. Following consummation of the transactions, holders of Comcast common stock as of the record date will own approximately 67% of us, and New Charter will own the remaining approximately 33%. Comcast will have no remaining interest in us, and for the first eight years following consummation of the transactions, subject to certain limited exceptions, Comcast will be prohibited from owning more than one percent of our common stock.

Q:           Do we or Comcast have to pay anything to Charter if the transactions are terminated?

A:            Although we, Comcast and Charter will each have the right to terminate the transactions under certain circumstances, no termination fee is payable in connection with such termination. However, if the transactions are terminated under certain circumstances, including if the Comcast/TWC merger is not completed, Comcast will reimburse Charter for certain expenses incurred by Charter on our behalf in connection with the transactions. In addition, if the transactions are terminated under certain other circumstances, a percentage of certain expenses incurred by Charter on our behalf in connection with the transactions equal to the percentage ownership of our common stock that Comcast shareholders would have owned immediately following the closing of the SpinCo merger will be reimbursed by Comcast. For a discussion of the circumstances under which we, Comcast and Charter will have the right to terminate the merger agreement, see “Arrangements Among Us, Comcast and Charter—Agreement and Plan of Merger—Termination”.

Q:           When will the Transactions be completed?

A:           We expect the consummation of the transactions to occur 30 to 60 days after the closing of the Comcast/TWC merger.

RISK FACTORS

This prospectus describes our business, our relationships with Comcast and Charter and the transactions and provides other information to assist you in evaluating the benefits and risks of holding or disposing of our common stock that you will receive in the spin-off. You should carefully consider the following risks and all of the other information set forth in this prospectus. If any of the following risks actually occurs, our business, financial condition or results of operations would likely suffer. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

This prospectus also contains forward-looking statements that involve risks and uncertainties.  Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.  See “Cautionary Statement Regarding Forward-Looking Statements.”

Risks Related to Our Business

We currently face a wide range of competitors, and our business and results of operations could be adversely affected if we do not compete effectively.

We operate in an intensely competitive, consumer-driven and rapidly changing environment and compete with a growing number of companies that provide a broad range of communications products and services and entertainment, news and information content to consumers. Technological changes are further intensifying and complicating the competitive landscape and influencing consumer behavior, which is discussed in the risk factor immediately below, “—Newer technologies and services are driving changes in consumer behavior, which may increase the number of competitors we face and adversely affect our businesses.”

Competition for the cable services we offer consists primarily of direct broadcast satellite (“DBS”) providers, which have a national footprint and compete in all our service areas, and phone companies, which overlap approximately half of our service areas and are continuing to expand their fiber-based networks. We also compete with other providers of traditional cable services in some of the areas we serve and with satellite master antenna television (“SMATV”) systems. All of these companies typically offer features, pricing and packaging for services comparable to our cable services. Furthermore, some of our phone company competitors have their own wireless facilities and may expand their cable service offerings to include bundled wireless offerings, which may have an adverse impact on our competitive position, business and results of operations. Additionally, in May 2014, AT&T, our largest phone company competitor, announced its intention to acquire DirecTV, the nation’s largest DBS provider.  If completed, this transaction will create an even larger competitor for our cable services that will have the ability to expand its cable service offerings to include bundled wireless offerings.

There continue to be new entrants, some with significant financial resources, that potentially may compete on a larger scale with our cable services. These new entrants include companies that offer services that enable Internet video streaming and downloading of video programming, some of which charge a nominal or no fee for access to their content. Additionally, Google has launched high-speed Internet and video services in a limited number of areas outside of our footprint, and some local municipalities are launching their own fiber-optic high-speed Internet services.

For a more detailed description of the competition facing our business, see “Business—Competition.” There can be no assurance that we will be able to compete effectively against existing or new competitors or that competition will not have an adverse effect on our business.

Newer technologies and services are driving changes in consumer behavior, which may increase the number of competitors we face and adversely affect our businesses.

Newer technologies and services, particularly alternative methods for the distribution, sale and viewing of content, have been, and will likely continue to be, developed that further increase the number of competitors that we face for our cable services.  These technologies and services are also driving changes in consumer behavior as consumers seek more control over when, where and how they consume content and access communications services. While we will attempt to adapt to changing consumer behavior by adding additional video on demand content and offering some of that content and live programming online, newer services and technologies that may compete with our video services include digital distribution services and devices that offer Internet video streaming and downloading of movies, television shows and other video programming that can be viewed on television sets, computers, smartphones and tablets. Some of these services charge a nominal or no fee for access to their content, which could adversely affect demand for our video services, including for premium networks and our DVR and video on demand services. Newer services in wireless Internet technology, such as 4G wireless broadband services and Wi-Fi networks, and devices such as wireless data cards, tablets and smartphones, and mobile wireless routers that connect to such devices, may compete with our high-speed Internet services. Our voice services continue to face increased competition from wireless and Internet-based phone services as more people choose to replace their traditional wireline phone service with these phone services. The success of any of these ongoing and future developments or our failure to effectively anticipate or adapt to emerging technologies or changes in consumer behavior, including among younger consumers, could have an adverse effect on our competitive position, business and results of operations.

Our programming expenses may increase materially following the spin-off.

Prior to the spin-off, programming expenses for our video services were our largest single expense item, even with the benefit of lower rates obtained by Comcast due to its scale as being the nation’s largest cable operator.  Following the spin-off, we will not receive the benefit of Comcast's lower programming rates.  We expect that we will obtain our programming primarily through Charter’s programming arrangements, as well as through some direct relationships with programmers, which will increase our programming expenses across nearly all of our content providers.

Programming expenses for our video services are increasing, which could adversely affect our businesses.

The multichannel video provider industry has experienced continued increases in the cost of programming, especially sports programming, which we expect will continue for the foreseeable future. Our programming expenses may also increase as we add programming to our video services or distribute existing programming to more of our customers or through additional delivery platforms, such as video on demand or online video applications.  Additionally, in the past few years, we have begun paying certain local broadcast television stations in exchange for their required consent for the retransmission of broadcast network programming to our video services customers; we expect to continue to be subject to increasing demands for payment and other concessions from local broadcast television stations. These market factors may be exacerbated by the increasing trend of consolidation in the media industry, which may further increase our programming expenses. If we are unable to raise our customers’ rates or offset programming cost increases through the sale of additional services, the increasing cost of programming could have an adverse impact on our results of operations. Moreover, as our contracts with content providers expire, there can be no assurance that they will be renewed on acceptable terms or that they will be renewed at all, in which case we may be unable to provide such content as part of our video services, and our businesses and results of operations could be adversely affected.

We face risks inherent in our commercial business.

We are focused on growing our commercial services business and expect to maintain or increase expenditures on technology, equipment and personnel focused on the commercial business. Commercial business customers often require service level agreements and generally have heightened customer expectations for reliability of services. If our efforts to build the infrastructure to scale the commercial business are not successful, the growth of our commercial services business would be limited. We depend on interconnection and related services provided by certain third parties for the growth of our commercial business. As a result, our ability to implement changes as the services grow may be limited. If we are unable to meet these service level requirements or expectations, our commercial business could be adversely affected.

Our business depends on keeping pace with technological developments.

Our success is, to a large extent, dependent on our ability to acquire, develop, adopt and leverage new and existing technologies, and our competitors’ use of certain types of technology and equipment may provide them with a competitive advantage. For example, some companies and municipalities are building advanced fiber-optic networks that provide very fast Internet access speeds, and wireless Internet technologies continue to evolve rapidly to allow for greater speed and reliability. We expect other advances in communications technology to occur in the future. If we choose technology or equipment that is not as effective or attractive to consumers as that employed by our competitors, if we fail to employ technologies desired by consumers before our competitors do so, or if we fail to execute effectively on our technology initiatives, our business and results of operations could be adversely affected. We also may incur increased costs if changes in the products and services that our competitors offer require that we offer certain of our existing services or enhancements at a lower or no cost to our customers or that we make additional research and development expenditures, which could have an adverse effect on our businesses.

We are subject to regulation by federal, state and local authorities, which may impose additional costs and restrictions on our businesses.

Federal, state and local governments extensively regulate the video services industry and may increase the regulation of the Internet service and Voice over Internet Protocol (“VoIP”) service industries. We expect that legislative enactments, court actions and regulatory proceedings will continue to clarify, and in some cases may adversely affect, the rights and obligations of cable operators and other entities under the Communications Act of 1934, as amended (the “Communications Act”), and other laws. Failure to comply with the laws and regulations applicable to our businesses could result in administrative enforcement actions, fines, and civil and criminal liability. For a more extensive discussion of the significant risks associated with the regulation of our business, see “Business—Legislation and Regulation.”

Changes to existing statutes, rules, regulations, or interpretations thereof, or adoption of new ones, could have an adverse effect on our business.

Legislators and regulators at all levels of government frequently consider changing, and sometimes do change, existing statutes, rules, regulations, or interpretations thereof, or prescribe new ones. Any future legislative, judicial, regulatory or administrative actions may increase our costs or impose additional restrictions on our businesses. For example, in 2014, the FCC launched a rulemaking to adopt new “open Internet” regulations applicable to broadband Internet service providers (“ISPs”) such as us. Among other things, the FCC has proposed requirements to enhance required disclosures regarding network management, performance and commercial terms of the service; bar broadband ISPs from blocking access to lawful content, applications, services or non-harmful devices; and bar wireline broadband ISPs such as us from discriminating in a commercially unreasonable manner in transmitting lawful network traffic. The FCC has also invited comment on proposals to reclassify broadband Internet service as a “telecommunications service,” which would subject it to traditional common carriage regulation under Title II of the Communications Act, potentially including rate regulation and a prohibition or restriction on arrangements between us and Internet content, application, and service providers, which could have a material adverse effect on our business and results of operations. The FCC is also considering the appropriate regulatory framework for VoIP service, including whether that service should be regulated under Title II. While we cannot predict what rules the FCC will adopt as part of these rulemakings, any changes to the regulatory framework for our high-speed Internet or VoIP services could have a negative impact on our business and results of operations.

Tax legislation and administrative initiatives or challenges to our tax positions could adversely affect our results of operations and financial condition.

We operate cable systems in locations across several states and, as a result, we are subject to the tax laws and regulations of federal, state and local governments. From time to time, various legislative and/or administrative initiatives may be proposed that could adversely affect our tax positions. There can be no assurance that our effective tax rate or tax payments will not be adversely affected by these initiatives. As a result of state and local budget shortfalls due primarily to the recession as well as other considerations, certain states and localities have imposed or are considering imposing new or additional taxes or fees on our services or changing the methodologies or base on which certain fees and taxes are computed. Such potential changes include additional taxes or fees on our services, which could impact our customers, combined reporting and other changes to general business taxes, central/unit-level assessment of property taxes and other matters that could increase our income, franchise, sales, use and/or property tax liabilities. In addition, federal, state and local tax laws and regulations are extremely complex and subject to varying interpretations. There can be no assurance that our tax positions will not be challenged by relevant tax authorities or that we would be successful in any such challenge.

A decline in advertising expenditures or changes in advertising markets could negatively impact our businesses.

A decline in advertising expenditures could negatively impact our results of operations. Declines can be caused by the economic prospects of specific advertisers or industries, by increased competition for the leisure time of audiences and audience fragmentation, by the growing use of new technologies, or by the economy in general, any of which may cause advertisers to alter their spending priorities based on these or other factors. Further, natural disasters, wars, acts of terrorism, or other significant adverse news events could lead to a reduction in advertising expenditures as a result of uninterrupted news coverage and general economic uncertainty.

We rely on network and information systems, properties and other technologies, and a disruption, cyber attack, failure or destruction of such networks, systems, properties or technologies may disrupt or have an adverse effect on our business.

Network and information systems and other technologies, including those related to our network management and customer service operations, are critical to our business activities. Network and information systems-related events, including those caused by us or by third parties, such as computer hackings, cyber attacks, computer viruses, worms or other destructive or disruptive software, process breakdowns, denial of service attacks, malicious social engineering or other malicious activities, or any combination of the foregoing, or power outages, natural disasters, terrorist attacks or other similar events, could result in a degradation or disruption of our services, excessive call volume to call centers or damage to our properties, equipment and data. These events also could result in large expenditures to repair or replace the damaged properties, networks or information systems or to protect them from similar events in the future.

In addition, we may obtain certain confidential, proprietary and personal information about our customers, personnel and vendors, and may provide this information to third parties, in connection with our business.  While we obtain assurances that these third parties will protect this information, there is a risk that this information may be compromised. Any security breaches, such as misappropriation, misuse, leakage, falsification or accidental release or loss of information maintained in our information technology systems, including customer, personnel and vendor data, could damage our reputation and require us to expend significant capital and other resources to remedy any such security breach, and could cause regulators to impose fines or other remedies for failure to comply with relevant customer privacy rules.

The risk of these systems-related events and security breaches occurring continues to intensify in many lines of business, and our line of business may be at a disproportionately heightened risk of these events occurring, due to the nature of our business and the fact that we maintain certain information necessary to conduct our business in digital form stored on cloud servers.  In the ordinary course of our business, there are frequent attempts to cause such systems-related events and security breaches, and we have experienced a few minor systems-related events that, to date, have not resulted in any significant degradation or disruption to our network or information systems or our services or operations. While Comcast developed and maintained systems seeking to prevent systems-related events and security breaches from occurring, we will be transitioning from Comcast’s systems following the spin-off. Additionally, the development and maintenance of these systems is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. Despite any efforts to prevent these events and security breaches, there can be no assurance that they will not occur in the future or will not have an adverse effect on our business. Moreover, the amount and scope of insurance we maintain against losses resulting from any such events or security breaches may not be sufficient to cover our losses or otherwise adequately compensate us for any disruptions to our business that may result, and the occurrence of any such events or security breaches could have an adverse effect on our business.

Weak economic conditions may have a negative impact on our business.

A substantial portion of our revenue comes from customers whose spending patterns may be affected by prevailing economic conditions.  Weak economic conditions, including unemployment and a weak housing market, or increases in price levels generally due to inflationary pressures, could adversely affect demand for any of our products and services and have a negative impact on our results of operations. For example, customers may reduce the level of cable services to which they subscribe, or may discontinue subscribing to one or more of our cable services. This risk may be increased by the expanded availability of free or lower cost competitive services, such as Internet video streaming and downloading services, or substitute services for our high-speed Internet and phone services, such as mobile phones, smartphones and Wi-Fi networks. Weak economic conditions also may have a negative impact on our advertising revenue. Additionally, because we have concentrations of customers in the Detroit, St. Paul-Minneapolis and Indianapolis designated market areas (“DMAs”), any disproportionate economic weakness in those DMAs as compared to the nation as a whole could have an adverse effect on our business. Weak economic conditions and turmoil in the global financial markets may also impair the ability of third parties to satisfy their obligations to us. Further, any disruption in the global financial markets may affect our ability to obtain financing on acceptable terms. If economic conditions deteriorate, our businesses may be adversely affected.

We may be unable to obtain necessary hardware, software and operational support.

We depend on vendors to supply us with a significant amount of the hardware, software and operational support necessary to provide certain of our services. Some of these vendors represent our primary source of supply or grant us the right to incorporate their intellectual property into some of our hardware and software products. If any of these vendors experience operating or financial difficulties, if our demand exceeds their capacity or if they are otherwise unable to meet our specifications or provide the equipment or services we need in a timely manner or at reasonable prices, our ability to provide some services may be adversely affected.

We may be unable to maintain intellectual property protection for our products and services.

We depend on patent, copyright, trademark and trade secret laws and licenses to establish and maintain our intellectual property rights in technology and the products and services used in our operating activities. Any of our intellectual property rights could be challenged or invalidated, or such intellectual property rights may not be sufficient to permit us to continue to use certain intellectual property, which could result in discontinuance of certain product or service offerings or other competitive harm, our incurring substantial monetary liability or being enjoined preliminarily or permanently from further use of the intellectual property in question. The occurrence of any such event could have an adverse effect on our business.

Our cable system franchises are subject to non-renewal or termination. The failure to renew a franchise in one or more key markets could adversely affect our business.

Our cable systems generally operate pursuant to franchises, permits and similar authorizations issued by a state or local governmental authority controlling public rights-of-way. Many franchises establish comprehensive facilities and service requirements, as well as specific customer service standards and monetary penalties for noncompliance. In many cases, franchises are terminable if the franchisee fails to comply with significant provisions set forth in the franchise agreement governing system operations. Franchises are generally granted for fixed terms and must be periodically renewed. Franchising authorities may resist granting a renewal if either past performance or the prospective operating proposal is considered inadequate. Franchise authorities often demand concessions or other commitments as a condition to renewal. In some instances, local franchises have not been renewed at expiration, and we have operated and are operating under either temporary operating agreements or without a franchise while negotiating renewal terms with the local franchising authorities.

The traditional cable franchising regime has recently undergone significant change as a result of various federal and state actions.  Some state franchising laws do not allow us to immediately opt into favorable statewide franchising.  In many cases, state franchising laws will result in fewer franchise imposed requirements for our competitors who are new entrants than for us, until we are able to opt into the applicable state franchise.

We cannot assure you that we will be able to comply with all significant provisions of our franchise agreements and certain of our franchisers have from time to time alleged that we have not complied with these agreements. Additionally, we cannot assure you that we will be able to renew, or to renew as favorably, our franchises in the future. A termination of or a sustained failure to renew a franchise in one or more key markets could adversely affect our business in the affected geographic area.

The effect of changes to healthcare laws in the United States may increase the number of employees who choose to participate in our healthcare plans, which may increase our healthcare costs and negatively impact our business.

        In 2010, the Patient Protection and Affordable Care Act was signed into law in the United States to require health care coverage for many uninsured individuals and expand coverage to those already insured.  The healthcare reform law will require us to offer healthcare benefits to all full-time employees (including full-time hourly employees) that meet certain minimum requirements of coverage and affordability, or face penalties. The healthcare reform law may cause us to incur additional expense and constrain our flexibility to make changes to the healthcare plans we offer. If we fail to offer such benefits, or the benefits we elect to offer do not meet the applicable requirements, we may incur penalties. The healthcare reform law also requires individuals to obtain coverage or face individual penalties, so employees who are currently eligible but elect not to participate in our healthcare plans may find it more advantageous to do so when such individual mandates take effect. It is also possible that by making changes or failing to make changes in the healthcare plans offered by us we will become less competitive in the market for our labor. The costs and other effects of these new healthcare requirements cannot be determined with certainty, but they may increase our healthcare coverage costs and could adversely affect our business, financial condition and results of operations.

Risks Related to the Transactions

We have no operating history as a separate company and may be unable to maintain our operating results at historical levels after becoming a stand-alone company.

We have no operating history as a separate, stand-alone company. We cannot assure you that as a separate company, our operating results will continue at historic levels. Prior to the transactions, we, as part of Comcast, the nation’s largest cable operator, were able to procure products and services on favorable terms. As a stand-alone company, we may not be able to obtain the same favorable terms and could incur additional costs to obtain the same products and services. Additionally, as a stand-alone company, we will incur additional costs to make investments to replicate or outsource certain systems, infrastructure, and functional expertise that are currently provided by Comcast. In connection with the transactions, we will enter into a services agreement with Charter pursuant to which Charter will provide certain services to us with respect to certain of our systems, including but not limited to corporate, network operations, engineering and IT, voice operations, field operations support services, customer services, billing and collections, product services, marketing services, sales, business intelligence and intellectual property licensing (the “Charter services agreement”). The Charter services agreement will require us to pay Charter the actual, economic costs of providing services to us and to reimburse Charter for out-of-pocket costs incurred in providing the services.  In addition, in consideration for certain rights, including the rights to purchase goods and services, and the rights to obtain programming services, under Charter’s third party procurement and programming agreements, we will pay Charter a quarterly service charge of 4.25% of our quarterly gross revenues. The Charter services agreement will have an initial term of three years, automatically renewable for one-year terms unless either party gives notice of non-renewal at least one year prior to the end of the initial, or any renewal, term. The Charter services agreement will also be terminable by either party for customary for-cause events and in certain other circumstances. See “Arrangements Among Us, Comcast and Charter.” We cannot assure you that if the services agreement is terminated, we will be able to enter into other agreements on terms favorable or acceptable to us. Any additional or increased costs we incur to maintain our systems, infrastructure and functional expertise may have a material adverse effect on our business.

Historically, our business has been operated as part of Comcast’s cable communications business, and Comcast has performed many corporate functions for our operations, including managing financial and human resources systems, internal auditing, investor relations, treasury services, select accounting functions, finance and tax administration, benefits administration, legal, governmental relations and regulatory functions. Following the transactions, Comcast will provide support to us with respect to certain of these functions for periods specified in the transition services agreement and various other agreements, as discussed further under the section entitled “Arrangements Among Us, Comcast and Charter.” However, we will need to replicate certain systems, infrastructure and personnel to which we will no longer have access after the separation from Comcast, and the costs of such activities may exceed the costs we have historically incurred or that we will pay to Comcast during the transition period.

As a stand-alone company, we expect to expend additional time and resources to comply with rules and regulations that do not currently apply to us.

Currently, we are not directly subject to the reporting and other requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Following the effectiveness of the registration statement of which this prospectus forms a part, we will be directly subject to such reporting and other obligations under the Exchange Act, and we expect to be compliant with the applicable requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which will require, in the future, annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm addressing the effectiveness of these controls. These reporting and other obligations will place significant demands on our management and our administrative and operational resources, including accounting resources.

Our historical and pro forma financial information may not be indicative of our future results as a separate company.

The historical and pro forma financial information we have included in this prospectus may not reflect what our results of operations, financial position and cash flows would have been had we been a separate company during the periods presented or be indicative of what our results of operations, financial position, and cash flows may be in the future when we are a separate company. Our historical financial information reflects allocations for services historically provided by Comcast, and we expect these allocated costs to be different from the actual costs we will incur for these services in the future as a separate company. In some instances, the costs incurred for these services as a separate company may be higher than the share of total Comcast expenses allocated to our business historically. For example, as a separate company, we expect our programming expenses from nearly all programming providers will increase materially due to the loss of benefits attributable to Comcast’s scale.

The historical financial information does not reflect the increased costs associated with being a stand-alone company, including changes that we expect in our cost structure, personnel needs, financing, and operations of our business as a result of the transactions.

In addition, the pro forma financial information we have included in this prospectus is based in part upon a number of estimates and assumptions. These estimates and assumptions may prove not to be accurate, and accordingly, our pro forma financial information should not be assumed to be indicative of what our financial condition or results of operations actually would have been as a separate company and may not be a reliable indicator of what our financial condition or results of operations actually may be in the future.

For additional information about our past financial performance and the basis of presentation of our financial statements, see “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our combined financial statements and related notes.

The combined post-distribution value of Comcast, our and New Charter shares of common stock may not equal or exceed the pre-distribution value of Comcast shares of common stock.

After the transactions, we expect that Comcast Class A and Class A Special common stock will continue to be traded on the NASDAQ Global Select Market. We have applied to list our Class A common stock on the NASDAQ Global Select Market, and New Charter common stock is expected to be listed on the NASDAQ Global Select Market. We cannot assure you that the combined trading prices of Comcast Class A or Class A Special common stock, as applicable, and our Class A common stock and New Charter common stock that is issued to holders of Comcast common stock after the transactions, as adjusted for any changes in the combined capitalization of the companies, will be equal to or greater than the applicable trading price of Comcast Class A or Class A Special common stock prior to the transactions. Until the market has fully evaluated the business of Comcast without our business and potentially thereafter, the prices at which Comcast Class A and Class A Special common stock trade may fluctuate significantly. Similarly, until the market has fully evaluated our business and the business of New Charter and potentially thereafter, the prices at which our Class A common stock and New Charter common stock trade may fluctuate significantly.

The transactions are subject to certain conditions, and therefore the transactions may not be consummated on the terms or timeline currently contemplated.

The consummation of the transactions is subject to a number of closing conditions, including, among others, completion of the merger between Comcast and TWC, the receipt of certain regulatory approvals, approval by Charter’s stockholders and certain conditions relating to the financing for the transactions. On October 8, 2014, the shareholders of Comcast approved the issuance of Comcast Class A common stock to TWC stockholders in the Comcast/TWC merger. On October 9, 2014, TWC stockholders approved the adoption of the Comcast/TWC merger agreement. Comcast and Charter may be unable to obtain the necessary approvals or otherwise satisfy the conditions required to consummate the transactions on a timely basis or at all. If Comcast is unable to consummate the transactions, Comcast may be required to pursue an alternative transaction to divest subscribers on terms which differ from the terms of the transactions, and there is no assurance as to when any such alternate disposition transaction would be consummated.

After the transactions, certain members of management, directors and stockholders may face actual or potential conflicts of interest.

After the transactions, our management and directors and the management and directors of Comcast and New Charter may own our Class A common stock, as well as common stock in Comcast and New Charter. This ownership overlap could create, or appear to create, potential conflicts of interest when our management and directors and New Charter’s management and directors face decisions that could have different implications for us and New Charter. For example, potential conflicts of interest could arise in connection with the resolution of any dispute among us, Comcast and New Charter regarding the terms of the agreements governing the transactions and our relationships with Comcast and New Charter thereafter. See “Arrangements Among Us, Comcast and Charter.” Potential conflicts of interest may also arise out of any commercial arrangements that we, Comcast or New Charter may enter into in the future.

In addition, although we and Charter will operate independently of one another and more than a majority of our directors will be independent under applicable stock exchange and SEC rules, our board of directors and the board of directors of Charter will have members in common after the transactions. The overlap of our board with the board of directors of Charter could create actual or potential conflicts of interest.

The indemnification arrangements we entered into with Comcast in connection with the transactions may require us to divert cash to satisfy indemnification obligations to Comcast. In addition, Comcast’s indemnity to us may not be sufficient to insure us against the full amount of liabilities for which it will be allocated responsibility, and Comcast may not be able to satisfy its indemnification obligations to us in the future.

Pursuant to the contribution, separation and spin-off agreement and certain other related agreements, Comcast will agree to indemnify us for certain liabilities and we will agree to indemnify Comcast for certain liabilities, as discussed further in the section entitled “Arrangements Among Us, Comcast and Charter.” As a result, we could be required, under certain circumstances, to indemnify Comcast against certain liabilities to the extent such liabilities result from an action we take or from any breach of our covenants or obligations under the contribution, separation and spin-off agreement and other related agreements, and, in the case of certain tax liabilities, regardless of whether such liabilities result from an action we take. Further, Comcast may not be able to fully satisfy its indemnification obligations to us. Moreover, even if we ultimately succeed in recovering from Comcast any amounts for which we are held liable, we may be temporarily required to bear those losses ourselves. Each of these risks could negatively affect our business.

Transfer or assignment to us of certain contracts and other assets may require the consent of a third party. If such consent is not given, we may not be entitled to the benefit of such contracts and other assets in the future.

Transfer or assignment of certain of the contracts and other assets in connection with our separation from Comcast may require the consent of a third party to the transfer or assignment. Similarly, in some circumstances, we are joint beneficiaries of contracts, and we will need to enter into a new agreement with the third party to replicate the existing contract or assign the portion of the existing contract related to our business. Some parties may use the requirement of a consent to seek more favorable contractual terms from us. If we are unable to obtain such consents on commercially reasonable and satisfactory terms, we may be unable to obtain some of the benefits, assets and contractual commitments that are intended to be allocated to us as part of our separation from Comcast. In addition, where we do not intend to obtain consent from third-party counterparties based on our belief that no consent is required, the third-party counterparties may challenge the transaction on the basis that the terms of the applicable commercial arrangements require their consent. We may incur substantial litigation and other costs in connection with any such claims and, if we do not prevail, our ability to use these assets could be adversely impacted.

Our financial results may be impacted in the event we no longer receive services from Comcast or Charter.

One consequence of the transactions will be that we will be required to transition our operations from Comcast to our new status as a stand-alone company. Our business plans presume that we will maintain certain service agreements and other arrangements with Comcast and Charter following the transactions, such as a transition services agreement with Comcast. These arrangements are expected to provide us with certain technological support (including network operations, engineering and IT, voice operations and customer care) and other services that allow us to provide customers with programming and other critical features. For a description of the services agreements with Comcast and Charter, see “Arrangements Among Us, Comcast and Charter.”

Our business may be negatively impacted if unexpected costs or burdens arise in the event the services received from Comcast or Charter are interrupted, insufficient or terminated or we are otherwise required to obtain additional services from additional third parties.

If the spin-off and SpinCo merger, together with certain related transactions, do not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, holders of Comcast common stock and Comcast could be subject to significant tax liability.

As described under “Material U.S. Federal Income Tax Consequences of the Spin-Off and the SpinCo Merger,” it is intended that the spin-off, together with certain related transactions (including the debt-for-debt exchange), qualify as a tax-free “reorganization” within the meaning of Section 368(a)(1)(D) of the Code and a tax-free distribution within the meaning of Section 355 of the Code and that the SpinCo merger, together with the Charter reorganization, qualify as a tax-free transaction within the meaning of Section 351 of the Code.  The consummation of the spin-off, the debt-for-debt exchange, the SpinCo merger and the related transactions is conditioned upon the receipt of an opinion of tax counsel to the effect that such transactions qualify for their intended tax treatment.  An opinion of tax counsel neither binds the IRS, nor precludes the IRS or the courts from adopting a contrary position. Comcast does not intend to obtain a ruling from the IRS on the tax consequences of the spin-off, debt-for-debt exchange, SpinCo merger or any of the related transactions.  The tax opinion will rely on certain representations, covenants and assumptions, including those relating to the past and future conduct of us, Comcast and New Charter; if any of those representations, covenants or assumptions is inaccurate, tax counsel may not be able to provide the required tax opinion or the tax consequences of the spin-off, debt-for-debt exchange and SpinCo merger could differ from the intended tax treatment.  If the spin-off, debt-for-debt exchange, SpinCo merger, and/or certain related transactions fail to qualify for tax-free treatment, for any reason, Comcast and/or holders of Comcast common stock would be subject to tax as a result of the spin-off, debt-for-debt exchange, SpinCo merger and certain related transactions.  See “Material U.S. Federal Income Tax Consequences of the Spin-Off and the SpinCo Merger.”

If the spin-off is taxable to Comcast and Comcast is not at fault or is not otherwise indemnified by New Charter under the tax matters agreement, we will generally be required to indemnify Comcast; the obligation to make a payment on this indemnification obligation could have a material adverse effect on us.

As described above, it is intended that the spin-off and SpinCo merger, together with certain related transactions (including the debt-for-debt exchange), will generally qualify as tax-free transactions to holders of Comcast common stock and to Comcast.  If the spin-off and/or the related transactions are not so treated or are taxable to Comcast pursuant to Section 355(e) of the Code (See “Material U.S. Federal Income Tax Consequences of the Spin-Off and the SpinCo Merger—The Spin-Off”) other than due to an action of Comcast or an action taken with respect to Comcast, or due to action of New Charter for which New Charter is required to indemnify Comcast under the tax matters agreement (see “Arrangements Among Us, Comcast and Charter—Tax Matters Agreement”), we will generally be required to indemnify Comcast for all tax-related losses suffered by Comcast in connection with the spin-off.  In addition, we may not control the resolution of tax contests relating to taxes for which we may ultimately have an indemnity obligation.  In the event that Comcast suffers tax-related losses in connection with the spin-off and the related transactions that must be indemnified by us under the tax matters agreement, the indemnification liability in respect of Comcast’s tax liability in connection with the spin-off could have a material adverse effect on us.

We may be affected by significant restrictions following the spin-off and SpinCo merger in order to avoid triggering significant tax-related liabilities.

The tax matters agreement generally will prohibit us from taking certain actions that could cause the spin-off, the SpinCo merger and certain related transactions to fail to qualify as tax-free transactions, including:

•
from and until the second anniversary of the spin-off (or otherwise pursuant to a “plan” within the meaning of Section 355(e) of the Code) we may not take any action (including the issuance of any equity securities or a redemption, repurchase or other acquisition of any of our equity securities) that would result in New Charter holding (or being treated as holding) a greater percentage of our outstanding shares than it holds immediately after the SpinCo merger;

•
other than the SpinCo merger, from and until the second anniversary of the spin-off (or otherwise pursuant to a “plan” within the meaning of Section 355(e) of the Code), we may not cause or permit any merger or consolidation of us or any liquidation or dissolution of us (except for certain transactions with a subsidiary);

•
from and until the second anniversary of the spin-off, neither we nor any of our subsidiaries may, or agree to, sell, exchange, distribute or otherwise dispose of any asset of any member of the SpinCo group, except in the ordinary course of business or except for assets that, in the aggregate, do not constitute more than 30% of our gross assets;

•
from and until the second anniversary of the spin-off, we may not permit or cause our securities used by Comcast in the debt-for-debt exchange to be modified, repurchased, defeased, satisfied or discharged other than in accordance with their terms;

•
from and until the second anniversary of the spin-off (or otherwise pursuant to a “plan” within the meaning of Section 355(e) of the Code), we may not take any other action where the taking of such action could reasonably be expected to have, in the aggregate and taking into account the SpinCo merger and the Comcast-TWC merger, the effect of causing or permitting one or more persons to acquire a fifty percent (50%) or greater interest in us or any of our subsidiaries for purposes of Section 355(e) of the Code;

•	from and until the second anniversary of the spin-off, we may not discontinue the active conduct of our business; and

•
we may not take any action where the taking of such action could reasonably be expected to cause the spin-off, debt-for-debt exchange, SpinCo merger or certain related transactions to fail to qualify as tax-free transactions under the applicable provisions of the Code.

If we take any of the actions above and such actions result in tax-related losses to Comcast, then we generally will be required to indemnify Comcast for such tax-related losses.  See “Arrangements Among Us, Comcast and Charter—Tax Matters Agreement.” Due to these restrictions and indemnification obligations under the tax matters agreement, we may be limited in our ability to pursue strategic transactions, equity or convertible debt financings or other transactions that may otherwise be in our best interests. Also, our potential indemnity obligation to Comcast might discourage, delay or prevent a change of control that our stockholders may consider favorable to our ability to pursue strategic transactions, equity or convertible debt financings, or other transactions that may otherwise be in our best interests.

Risks Related to Our Indebtedness

In connection with the transactions, we expect to incur indebtedness, which could adversely affect our financial condition and prevent us from fulfilling our obligations under anticipated agreements governing our indebtedness.

In connection with the transactions and prior to the spin-off, Comcast, Charter and we will use reasonable best efforts to cause us, directly and through our subsidiaries, to incur new indebtedness, including credit facilities and notes newly issued by us to Comcast, which notes will enable Comcast to complete the debt-for-debt exchange. Our level of debt and the terms of the credit agreements and indentures governing that debt could have important consequences to our stockholders, including:

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

•
requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to pay dividends, if any;

•	exposing us to the risk of increased interest rates to the extent that our borrowings are at variable rates of interest;

•	limiting our flexibility in planning for and reacting to changes in our industry;

•	placing us at a disadvantage compared to other, less leveraged competitors or competitors with comparable debt and more favorable terms and thereby affecting our ability to compete; and

•	increasing our cost of borrowing.

We may incur significant additional indebtedness in the future. If new indebtedness is added to our anticipated indebtedness levels after the transactions, the related risks that we face would increase.

We may not be able to generate sufficient cash to service our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or refinance our anticipated debt obligations will depend on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to financial, business, legislative, regulatory and other factors beyond our control. We might not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. For information regarding the risks to our business that could impair our ability to satisfy our obligations under our indebtedness, see “—Risks Related to Our Business.” If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to affect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. We expect that the agreements governing our indebtedness will restrict our ability to dispose of assets and use the proceeds from those dispositions and will also restrict our ability to raise debt capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due. Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, could have a material adverse effect on our business or financial position.

We may not be able to access the credit and capital markets at the times and in the amounts needed and on acceptable terms.

From time to time we may need to access the long-term and short-term capital markets to obtain financing. Our access to, and the availability of, financing on acceptable terms and conditions in the future will be impacted by many factors, including our financial performance, our credit ratings or absence of a credit rating, the liquidity of the overall capital markets and the state of the economy. There can be no assurance that we will have access to the capital markets on terms acceptable to us.

The terms of the agreements governing our indebtedness are expected to restrict our current and future operations, particularly our ability to respond to changes or to take certain actions, which could harm our long-term interests.

We expect that the agreements governing our indebtedness will contain a number of restrictive covenants that will impose significant operating and financial restrictions on us and limit our ability to engage in actions that may be in our long-term best interests. These restrictions might hinder our ability to fund capital expenditures. A breach of the covenants under the agreements governing our indebtedness could result in an event of default under those agreements. Such a default may allow certain creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In the event the lenders accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness.

As a result of all of these restrictions, we may be

•	limited in how we conduct our business;

•	limited or unable to pay dividends to our stockholders in certain circumstances;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•	unable to compete effectively or to take advantage of new business opportunities.

Risks Related to Ownership of Our Common Stock

Because there has not been any public market for our common stock, the market price and trading volume of our Class A common stock may be volatile and you may not be able to resell your shares at or above the initial market price of our Class A common stock following the transactions.

Prior to the transactions, there will have been no trading market for our common stock. An active trading market may not develop or be sustained for our Class A common stock after the transactions, and we cannot predict the prices at which our Class A common stock will trade after the transactions. The market price of our Class A common stock could fluctuate significantly due to a number of factors, many of which are beyond our control, including:

•	fluctuations in our quarterly or annual earnings results or those of other companies in our industry;

•	failures of our operating results to meet the estimates of securities analysts or the expectations of our stockholders or changes by securities analysts in their estimates of our future earnings;

•	announcements by us or our customers, suppliers or competitors;

•	changes in laws or regulations which adversely affect our industry or us;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic, industry and stock market conditions;

•	future sales of our common stock by our stockholders;

•	future issuances of our common stock by us; and

•	the other factors described in these “Risk Factors” and elsewhere in this prospectus.

A large number of our shares of Class A common stock are or will be eligible for future sale, which may cause the market price for our common stock to decline.

Upon completion of the transactions, we estimate that we will have outstanding an aggregate of approximately         shares of our Class A common stock (based on         shares of Comcast common stock outstanding on         , 2015). All of those shares (other than those held by our “affiliates”) will be freely tradable without restriction or registration under the Securities Act of 1933, as amended (the “Securities Act”). Shares held by our affiliates, which include our directors and executive officers, can be sold subject to volume, manner of sale and notice provisions under Rule 144 under the Securities Act. We estimate that our directors and executive officers, who may be considered “affiliates” for purposes of Rule 144, will beneficially own approximately        shares of our Class A common stock immediately following the transactions. We are unable to predict whether large amounts of our common stock will be sold in the open market following the transactions. We are also unable to predict whether a sufficient number of buyers will be in the market at that time. For example, Comcast is a member of the Standard & Poor’s 500 Index and many other index funds, while we likely will not be in such indices following the transactions and may not be in the future. Accordingly, certain of our shareholders, including index funds holding shares of Comcast common stock, may elect or be required to sell our shares following the transactions due to investment guidelines. In addition, other holders of Comcast common stock may sell the shares of our common stock they receive in the spin-off for various reasons. For example, such shareholders may not believe our business profile or level of market capitalization as an independent company fits their investment objectives. A change in the level of analyst coverage following the transactions could also negatively impact demand for our shares. The sale of significant amounts of our common stock or the perception in the market that this will occur may lower the market price of our common stock.

Provisions in our certificate of incorporation and bylaws and certain provisions of Delaware law could delay or prevent a change in control of us.

The existence of some provisions of our certificate of incorporation and bylaws and Delaware law could discourage, delay or prevent a change in control of us that a stockholder may consider favorable. These include provisions:

•	providing for a classified board of directors;

•	providing that our directors may be removed by our stockholders only for cause;

•	establishing supermajority vote requirements for our stockholders to amend certain provisions of our certificate of incorporation and our bylaws; and

•
establishing advance notice requirements for nominations of candidates for election to our board of directors or for proposing matters that can be acted on by stockholders at the annual stockholder meetings.

In addition, we are subject to Section 203 of the Delaware General Corporation Law, which may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that could have resulted in a premium over the market price for shares of our common stock.

These provisions apply even if a takeover offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our board of directors determines is not in our and our stockholders’ best interests. See “Description of Capital Stock.”

Our bylaws designate a state or federal court located within the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a preferred judicial forum for disputes with us or our directors, officers or other employees.

Our bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of Delaware General Corporation Law, our certificate of incorporation (including any certificate of designations for any class or series of our preferred stock) or our bylaws, in each case, as amended from time to time, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be a state or federal court located within the State of Delaware, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have received notice of and consented to the foregoing provision. This forum selection provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable or cost-effective for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees.

We may not achieve the intended benefits of having an exclusive forum provision if it is found to be unenforceable.

We have included an exclusive forum provision in our bylaws as described above. However, the enforceability of similar exclusive jurisdiction provisions in other companies’ bylaws or certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the exclusive jurisdiction provision contained in our bylaws to be inapplicable or unenforceable in such action. Although in September 2014 the Delaware Court of Chancery upheld the statutory and contractual validity of exclusive forum-selection bylaw provisions, the validity of such provisions is not yet settled law under the laws of Delaware. Furthermore, the Delaware Court of Chancery emphasized that such provisions may not be enforceable under circumstances where they are found to operate in an unreasonable or unlawful manner or in a manner inconsistent with a board’s fiduciary duties. Also, it is uncertain whether non-Delaware courts consistently will enforce such exclusive forum-selection bylaw provisions. If a court were to find our choice of forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions and we may not obtain the benefits of limiting jurisdiction to the courts selected.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

We have made statements under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and in other sections of this prospectus that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled “Risk Factors.”  You should specifically consider the numerous risks outlined under “Risk Factors.”

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Except as otherwise required by law, we are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations.

Our business and the transactions may be affected by, among other things:

•	the wide range of competitors in our industry;

•	newer technologies and services driving changes in consumer behavior and our ability to keep pace with technological developments;

•	increases in our programming expenses;

•	changes to existing statutes, rules and regulations by federal, state and local authorities, or adoption of new ones;

•	tax legislation and administrative initiatives or challenges to our tax positions;

•	a decline in advertising expenditures or changes in advertising markets;

•	cyber attacks on or disruption, failure or destruction of network and information systems, properties and other technologies on which we rely;

•	weak economic conditions;

•	our ability to obtain necessary hardware, software and operational support at commercially reasonable costs;

•	our ability to maintain intellectual property protection for our products and services;

•	our ability to maintain and renew our cable system franchises in key markets;

•	additional costs incurred to operate as a stand-alone company;

•	the continued receipt of services from Comcast and Charter following the transactions;

•	unfavorable tax consequences of the transactions;

•	our ability to effectively service our indebtedness following the transactions; and

•	our ability to access the credit and capital markets at the times and in the amounts needed and on acceptable terms.

THE TRANSACTIONS

Background and Description of the Transactions

On February 12, 2014, Comcast and TWC entered into a merger agreement under which TWC will become a wholly owned subsidiary of Comcast. The merger agreement is subject to the satisfaction or waiver of certain conditions, including the receipt of applicable regulatory approvals, which may require the divestiture of certain assets. In furtherance of obtaining the necessary regulatory approvals, the merger agreement states that Comcast is prepared to divest up to approximately 3.0 million video subscribers of the combined company’s approximately 33.2 million video subscribers. On April 25, 2014, Comcast entered into a transactions agreement with Charter to satisfy its undertaking in the merger agreement with respect to the divestiture of video subscribers. Among other things, the transactions agreement contemplates a contribution, spin-off and merger transaction resulting, upon completion of the transactions described therein, in the contribution of cable systems serving approximately 2.5 million existing Comcast video subscribers to us. We are a newly formed entity and currently a wholly owned subsidiary of Comcast. Following such contribution, we will hold and operate the SpinCo systems, together with the related subscribers, the assets and liabilities primarily related to the SpinCo systems and certain other assets and liabilities, including credit facilities. The spin-off is expected to occur 30 to 60 days after the closing of the Comcast/TWC merger and will be made pro rata to holders of Comcast common stock as of the record date.

The transactions agreement has been approved by the boards of directors of both Comcast and Charter, and the TWC board of directors consented to the entry by Comcast into the transactions agreement, subject to the terms and conditions set forth in the TWC consent, which include certain understandings of Comcast and TWC with respect to the receipt of required regulatory approvals under the merger agreement.

Comcast, Charter and we have also agreed to use reasonable best efforts to cause us, directly and through our subsidiaries, to incur new indebtedness in an aggregate amount equal to 5.0 times the 2014 EBITDA of the SpinCo systems (as such term is defined by our financing sources for purposes of the financing), which indebtedness we currently estimate to be approximately $7.8 billion in the aggregate. The indebtedness will consist of (i) credit facilities to be used primarily to fund cash distributions to Comcast and (ii) notes newly issued by us to Comcast, which notes will enable Comcast to complete a debt-for-debt exchange described below. In addition, we expect to enter into a $750 million revolving credit facility to provide us with additional liquidity, including for short-term working capital needs.

To effect the debt-for-debt exchange, one or more financial institutions will conduct a third-party tender offer for certain of Comcast’s publicly traded debt securities and will then exchange the tendered debt securities of Comcast for our new notes held by Comcast. Comcast anticipates that following the debt-for-debt exchange, the financial institutions will resell our notes that they receive in a Rule 144A private placement to qualified institutional buyers. As described below, completion of the debt-for-debt exchange is a condition to the transactions. Charter and Comcast will determine a cap on the expenses to be incurred in connection with the debt tender offer. If the cap is not sufficient to allow purchases in the debt tender offer, or the debt tender offer does not result in actual tenders, of Comcast notes to be exchanged for our new notes, resulting in our leverage being equal to 5.0 times the 2014 EBITDA of the SpinCo systems, each of Charter and Comcast will have the right to fund additional tender premium at its own expense to increase our leverage, but in each case, in a manner that would not cause our resulting leverage to exceed 5.0 times the 2014 EBITDA of the SpinCo systems. In addition, if the amount of Comcast debt securities ultimately tendered in the debt-for-debt exchange is less than the amount that, following exchange for our new notes, would result in SpinCo leverage of at least 2.5 times 2014 EBITDA of the SpinCo systems, the transactions will be terminated.  If as a result of the debt-for-debt exchange, the SpinCo leverage is equal to or greater than 2.5 times but less than 5.0 times 2014 EBITDA of the SpinCo systems, Charter will increase the SpinCo merger consideration (as defined below) in accordance with the formula therefor.

Immediately prior to the spin-off, Comcast will contribute to us all of the stock of OpCo, which will hold all of the SpinCo systems, together with the related subscribers, the assets and liabilities primarily related to the SpinCo systems and certain other assets and liabilities. Prior to such contribution, OpCo will enter into credit facilities and distribute to Comcast a portion of the cash borrowed under such credit facilities. In connection with such contribution and prior to the spin-off, we will issue notes and stock to Comcast. Following such contribution to us, the OpCo cash distributions to Comcast and the issuance of notes and stock, Comcast will distribute all of our Class A and Class A-1 common stock to holders of Comcast common stock as of the record date.  For each          shares of Comcast common stock outstanding as of 5:00 p.m., Eastern time, on the record date, the holder will be entitled to receive              shares of our Class A common stock and            shares of our Class A-1 common stock. After the spin-off, Comcast will not have any ownership interest in us.

Immediately following the spin-off, New Charter will convert into a corporation. A newly formed, wholly owned subsidiary of New Charter will merge with and into Charter with the effect that all shares of Charter will be converted into shares of New Charter, and New Charter will survive as the publicly traded parent company of Charter and its Class A common stock will be traded on the NASDAQ under the same ticker symbol, CHTR, as currently used by Charter. In the SpinCo merger, another newly formed, wholly owned subsidiary of New Charter will merge with and into us, with us surviving. Pursuant to the SpinCo merger, (i) each share of our Class A-1 common stock will be converted into a pro rata portion of the shares of New Charter common stock issued in the SpinCo merger, and (ii) New Charter will receive a number of shares of our Class A common stock that is equal to the number of shares of our Class A-1 common stock that have been converted into shares of New Charter common stock. Following the SpinCo merger, we will have only shares of Class A common stock outstanding.

In the SpinCo merger, New Charter will acquire an amount of our Class A common stock (estimated to be approximately 33% of our outstanding shares) that will result in historic Comcast shareholders (not including former TWC stockholders and disregarding public trading for purposes of this calculation) holding at least 50.75% of our outstanding shares following the completion of the SpinCo merger, and Comcast shareholders (including former TWC stockholders who own Comcast common stock as of the record date) will continue to hold our remaining shares (estimated to be approximately 67% of our outstanding shares). The determination of the number of shares of Class A and Class A-1 common stock to be distributed in the spin-off will give effect to this outcome (with shares of our Class A-1 common stock being converted in the SpinCo merger and New Charter acquiring a number of shares of our Class A common stock equal to the number of converted shares of our Class A-1 common stock). In addition, in exchange for such shares of our Class A-1 common stock, our stockholders will receive New Charter shares of common stock in aggregate value equal to the New Charter percentage ownership of us (estimated to be approximately 33%) multiplied by the excess of (A) 7.125 times the Carveout 2014 EBITDA (as defined in the transactions agreement) over (B) the amount of our indebtedness as of closing, plus certain other adjustments (the “SpinCo merger consideration”). The New Charter shares will be valued based on the volume-weighted average price of Charter shares for the 60 consecutive calendar days ending on the last trading day immediately prior to closing of the transactions. Accordingly, the actual number of shares of New Charter common stock that, following the SpinCo merger, will be owned by the holders of Comcast common stock as of the record date depends on a number of factors, some of which will not be known until our financing transactions (as described above) are completed and the last trading day prior to the closing of the transactions concludes.

After the spin-off, Comcast will not have any ownership interest in us or New Charter. There will be a post-closing adjustment between Comcast and us to true-up to actual Carveout 2014 EBITDA, and we will maintain a normalized level of working capital through the closing. Such payment will be payable by Comcast or us, as applicable, to the other as soon as practicable, and in any event not later than six months following final resolution of the amount of such payment. Interest will accrue on any such payment at a rate of 5% per annum starting 10 business days after final resolution of the amount of such payment.

As a result of the spin-off and SpinCo merger, Comcast’s shareholders as of the record date will own approximately 67% of us, and New Charter will own the remaining approximately 33%. Assuming, among other things, (i) that Carveout 2014 EBITDA is equal to $        , (ii) that we incur an amount of indebtedness equal to 5.0 times 2014 EBITDA of the SpinCo systems and (iii) that the volume-weighted average price of shares of Charter common stock for the 60 consecutive calendar days ending on the last trading day immediately prior to the closing of the transactions is equal to $     (which is such price of shares of Charter common stock for such 60-calendar-day period ending on            , 2015, the most recent practicable date prior to the date of this prospectus), it is expected that holders of Comcast common stock as of the record date will own approximately       % of New Charter after the transactions.

Each of Comcast and New Charter will also be subject to certain purchase restrictions with respect to our shares of common stock for a period after the completion of the SpinCo merger. New Charter will be prohibited from increasing its stake in us for the first two years following the completion of the SpinCo merger and, absent approval from our non-Charter directors or our non-Charter stockholders, New Charter will be prohibited from owning more than 49% of us until the fourth anniversary of the closing of the SpinCo merger. In addition, subject to certain limited exceptions, Comcast will be prohibited from owning more than one percent of our common stock until the eighth anniversary of the closing of the SpinCo merger.

Consummation of the transactions is subject to a number of closing conditions, including, among others:

•	completion of the merger between Comcast and TWC;

•
receipt of a number of regulatory approvals, including approval of the FCC, approval of 100% of required public utility commissions and approval of certain franchise authorities, in most cases without the imposition of a burdensome condition, as defined in the transactions agreement;

•	Charter obtaining the necessary financing to complete the purchase of certain assets from Comcast;

•	completion of the debt-for-debt exchange;

•	approval by Charter’s stockholders;

•	the absence of an injunction or legal impediment;

•	accuracy of representations and warranties and performance of covenants, subject to applicable materiality thresholds;

•	receipt of certain opinions of tax counsel covering the tax-free nature of the transactions;

•
with respect to Charter’s obligations, (i) absence of a material adverse change with respect to the assets and liabilities to be transferred to us, and other assets and liabilities transferred to Charter by Comcast, taken as a whole and (ii) absence of the assertion by Charter’s financing sources for the sale of certain assets to Comcast of a material adverse effect with respect to Charter;

•
with respect to Comcast’s obligations, absence of a material adverse change with respect to certain assets and liabilities transferred to Comcast by Charter and absence of a material adverse effect with respect to Charter;

•	listing of our Class A common stock on an exchange;

•
effectiveness of a registration statement for New Charter shares of common stock to be issued in the SpinCo merger and approval of listing of the New Charter common stock on the NASDAQ Global Select Market; and

•
subject to certain exceptions, the satisfaction or waiver of the conditions to the obligations of the parties in certain other agreements to be entered into by Comcast and Charter in connection with the exchange and sale of certain cable systems.

The following diagrams graphically illustrate, in simplified form, the steps to consummate the transactions. The diagram immediately below shows the corporate structure of us, Comcast and Charter following the Comcast/TWC merger but before the transactions.

If the applicable conditions to the transactions are satisfied or waived, the diagram immediately below shows the corporate structure of Comcast and Charter following the spin-off and the Charter reorganization but before the SpinCo merger. In connection with the spin-off, Comcast will contribute to us all of the stock of OpCo, which will hold all of the SpinCo systems, together with the related subscribers, the assets and liabilities primarily related to the SpinCo systems and certain other assets and liabilities, including credit facilities. Immediately prior to such contribution, OpCo will distribute cash to Comcast and, in connection with such contribution, we will issue notes and stock to Comcast. Following such contribution to us, the OpCo cash distributions to Comcast and our issuance of notes and stock, Comcast will distribute all of our shares of Class A and Class A-1 common stock to holders of Comcast common stock as of the record date. In addition, as part of the Charter reorganization, New Charter will convert into a corporation, all shares of Charter will be converted into shares of New Charter, and New Charter will survive as the publicly traded parent company of Charter.

Structure Following the Spin-Off and the Charter Reorganization but Before the SpinCo Merger

The diagram immediately below shows the corporate structure of Comcast and Charter following the transactions, including the SpinCo merger. In connection with the SpinCo merger, a newly formed, wholly owned subsidiary of New Charter will merge with and into us, with us surviving. As a result of the SpinCo merger, all shares of our Class A-1 common stock will cease to be outstanding, New Charter will receive shares of our Class A common stock and our stockholders will receive shares of New Charter common stock and will continue to hold shares of our Class A common stock. As a result of the spin-off and SpinCo merger, Comcast’s shareholders as of the record date, which date is expected to occur 30 to 60 days after the closing of the Comcast/TWC merger, will own approximately 67% of us, and New Charter will own the remaining approximately 33%. In addition, as a result of the SpinCo merger, it is expected that Comcast’s shareholders as of the record date will own approximately      % of New Charter.

Treatment of Fractional Shares

You will not receive fractional shares of our Class A common stock or New Charter common stock in the transactions. The distribution agent will aggregate and sell on the open market the fractional shares of our Class A common stock that would otherwise be issued in the transactions, and if you would be entitled to receive a fractional share of our Class A common stock in connection with the transactions, you will instead receive the net cash proceeds, without interest, of the sale attributable to such fractional share. If you would be entitled to receive a fractional share of New Charter common stock in connection with the transactions, you will instead receive an amount in cash, without interest, determined by multiplying the volume-weighted average price of shares of Charter common stock for the 60 consecutive calendar days ending on the last trading day immediately prior to the closing of the transactions by such fractional share of New Charter common stock. You may receive fractional shares of our Class A-1 common stock in the transactions. Such fractional shares will automatically convert into shares of New Charter common stock immediately following the spin-off.

Results of the Transactions

After the spin-off, we will be a stand-alone company that will hold cable systems serving approximately 2.5 million existing Comcast video subscribers. Immediately following the transactions, we expect to have approximately           shares of Class A common stock outstanding. Holders of Comcast common stock as of the record date will own approximately 67% of our outstanding shares of Class A common stock and New Charter will own the remaining approximately 33%. Upon consummation of the SpinCo merger, we expect to change our legal name to GreatLand Connections Inc.

Appraisal Rights

No holder of Comcast common stock will have any appraisal rights in connection with the spin-off.

Listing and Trading of our Common Stock

As of the date of this prospectus, there is no public market for our common stock. We have applied for listing of our Class A common stock on the NASDAQ Global Select Market under the symbol “GLCI.” Our Class A-1 common stock will not be listed for trading on any securities exchange and will be converted into New Charter common stock as part of the SpinCo merger. New Charter common stock will be traded on the NASDAQ Global Select Market under the symbol “CHTR.”

DIVIDEND POLICY

The declaration and amount of all dividends to holders of our Class A common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, cash flows, capital requirements of our business, covenants associated with our debt obligations, legal requirements, regulatory constraints, industry practice and other factors the board of directors deems relevant.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2014:

•	on an actual basis; and

•
on a pro forma basis to give effect to (i) Comcast’s contribution of the SpinCo systems to us, together with the related subscribers, the assets and liabilities primarily related to the SpinCo systems and certain other assets and liabilities, including credit facilities (by contributing OpCo to us), (ii) the OpCo distributions of cash and our issuance of notes and stock to Comcast and (iii) the spin-off and the SpinCo merger.

The pro forma adjustments are based upon available information and assumptions that management believes are reasonable; however, such adjustments are subject to change based on the finalization of the terms of the distribution, the merger and the agreements which define our relationship with Comcast after the transactions.  In addition, such adjustments are estimates and may not prove to be accurate.

You should read the information in the following table together with “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Condensed Combined Financial Statements” and our audited and unaudited combined financial statements and the related notes included elsewhere in this prospectus.

	As of September 30, 2014
	Actual	Pro Forma
	(in millions, except share amounts)
Indebtedness	$—	$7,800
Equity (deficit):
Parent Company net investment	5,626	(2,116)
Class A common stock, $0.001 par value; shares authorized, shares issued and outstanding, actual; million shares issued and outstanding, pro forma	—
Class A-1 common stock, $0.001 par value; shares authorized, shares issued and outstanding, actual; million shares issued and outstanding, pro forma	—
Additional paid-in capital	—
Retained earnings	—

Total equity (deficit)(1)	5,626	(2,116)

Total capitalization	$5,626	$5,684

(1)
As of September 30, 2014, we had, on a pro forma basis, a deficit of $2.1 billion as a result of the contribution and separation transactions, primarily because we expect to receive net assets with a book value of $5.7 billion and currently estimate that we will incur indebtedness of $7.8 billion.  Under generally accepted accounting principles in the United States, subsequent to the spin-off, our financial statements will remain at their historical costs rather than being recorded at their fair values.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined financial statements (the “unaudited pro forma financial statements”) are provided for illustrative and informational purposes only and do not reflect what our combined financial condition and results of operations would have been had the transactions occurred at the beginning of all periods presented and are not necessarily indicative of our future financial condition and future results of operations.

The unaudited pro forma financial statements consist of an unaudited pro forma condensed combined balance sheet as of September 30, 2014 and unaudited pro forma condensed combined statements of income for the year ended December 31, 2013 and for the nine month period ended September 30, 2014. The unaudited pro forma financial statements have been derived from the unaudited condensed combined financial statements as of and for the nine months ended September 30, 2014 and the audited combined financial statements for the year ended December 31, 2013 included elsewhere in this prospectus.

The unaudited pro forma condensed combined balance sheet reflects our combined results as if the spin-off and related transactions described below had occurred as of September 30, 2014. The unaudited pro forma condensed combined statements of income reflect our combined results as if the spin-off and related transactions described below had occurred as of January 1, 2013, the beginning of the earliest period presented.

The unaudited pro forma financial statements and accompanying footnotes disclose the potential impact of the following:

•
the execution of the contribution, separation and spin-off agreement, agreement and plan of merger, tax matters agreement, transition services agreement, Charter services agreement and other agreements;

•	the estimated amount of debt that we will incur before the spin-off; and

•	certain of the costs of operating as a stand-alone company.

Under generally accepted accounting principles in the United States, subsequent to the spin-off, our financial statements will remain at their historical costs; therefore, no pro forma adjustments are required to reflect our assets and liabilities at their fair values. In addition, the historical combined financial statements include allocated costs from Comcast associated with administrative overhead and shared assets and services. We will need to replicate and replace these functions upon the completion of the spin-off, and there can be no assurance that the Comcast allocated costs will be indicative of such costs following the spin-off.

The unaudited pro forma financial statements do not include various adjustments for any additional costs we may incur operating as a stand-alone company, including programming costs, or any estimated synergies obtained through the Charter services agreement, as these adjustments are not currently factually supportable. See Note 2 in the accompanying notes to the unaudited pro forma financial statements for further information.

The assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma financial statements, as well as the audited combined financial statements as of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013, and the unaudited condensed combined financial statements as of September 30, 2014 and for the nine months ended September 30, 2014 and 2013 included elsewhere in this prospectus.

The unaudited pro forma financial statements are based on available information and assumptions that management believes are reasonable. Our unaudited pro forma condensed combined statements of income do not give effect to initial expenses directly attributable to the spin-off because of their non-recurring nature. Our actual financial position and results of operations will differ, perhaps significantly, from the pro forma amounts reflected herein due to a variety of factors, including access to additional information, changes in value not currently identified and changes in operating results following the date of the unaudited pro forma financial statements.

Midwest Cable, Inc.
Unaudited Pro Forma Condensed Combined Balance Sheet

		Pro Forma
As of September 30, 2014 (in millions)	Historical	Adjustments		Pro Forma
Assets
Current Assets:
Cash and cash equivalents	$—	$—		$—
Receivables, net	129	—		129
Programming receivables	11	—		11
Other current assets	14	—		14
Total current assets	154	—		154
Property and equipment, net	1,927	—		1,927
Franchise rights	5,561	—		5,561
Goodwill	1,241	—		1,241
Other intangible assets, net	72	—		72
Other noncurrent assets	2	70	(g)	72
Total assets	$8,957	$70		$9,027
Liabilities and Equity
Current Liabilities:
Accounts payable and accrued expenses related to trade creditors	$295	$—		$295
Accrued payroll and employee benefits	62	—		62
Subscriber advance payments	19	—		19
Accrued expenses and other current liabilities	65	12	(d)	77
Total current liabilities	441	12		453
Long-term debt, less current portion	—	7,800	(a)	7,800
Deferred income taxes	2,838	—		2,838
Other noncurrent liabilities	52	—		52
Equity (Deficit):
Parent Company net investment	5,626	(7,742)	(b), (c)	(2,116)
Common stock	—	—	(c)	—
Additional paid-in capital	—	—	(c)	—
Retained earnings	—	—	(c)	—
Total equity (deficit)	5,626	(7,742)		(2,116)
Total liabilities and equity (deficit)	$8,957	$70		$9,027
See accompanying notes to unaudited pro forma financial statements.

Midwest Cable, Inc.
Unaudited Pro Forma Condensed Combined Statement of Income

		Pro Forma
Year ended December 31, 2013 (in millions, except per share data)	Historical	Adjustments		Pro Forma
Revenue	$4,470	$—			$4,470
Costs and Expenses:
Programming	972	—			972
Other operating and administrative	1,452	190	(e)		1,642
Advertising, marketing and promotion	338	—			338
Shared asset usage charge	124	—			124
Depreciation	512	—			512
Amortization	30	—			30
	3,428	190			3,618
Operating income	1,042	(190)			852
Interest expense	(1)	(400)	(g)		(401)
Income before income taxes	1,041	(590)			451
Income tax expense	(409)	230	(h)		(179)
Net income	$632	$(360)			$272
See accompanying notes to unaudited pro forma financial statements.

Pro Forma earnings per share data:
Basic				$
Diluted				$

Weighted average shares outstanding:
Basic
Diluted

Midwest Cable, Inc.
Unaudited Pro Forma Condensed Combined Statement of Income

		Pro Forma
Nine months ended September 30, 2014 (in millions, except per share data)	Historical	Adjustments		Pro Forma
Revenue	$3,459	$—			$3,459
Costs and Expenses:
Programming	774	—			774
Other operating and administrative	1,132	122	(e),(f)		1,254
Advertising, marketing and promotion	261	—			261
Shared asset usage charge	92	—			92
Depreciation	384	—			384
Amortization	14	—			14
	2,657	122			2,779
Operating income	802	(122)			680
Interest expense	(6)	(300)	(g)		(306)
Income before income taxes	796	(422)			374
Income tax expense	(312)	165	(h)		(147)
Net income	$484	$(257)			$227
See accompanying notes to unaudited pro forma financial statements.

Pro Forma earnings per share data:
Basic				$
Diluted				$

Weighted average shares outstanding:
Basic
Diluted

Midwest Cable, Inc.
Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 1: Pro Forma Adjustments
(a)
Reflects an estimated $7.8 billion of indebtedness that we currently estimate to be incurred prior to the spin-off. Comcast, Charter and we have agreed to use reasonable best efforts to cause us, directly and through our subsidiaries, to incur new indebtedness in an aggregate amount equal to 5.0 times the 2014 EBITDA of the SpinCo systems (as such term is defined by our financing sources for purposes of the financing). This indebtedness will consist of credit facilities used primarily to fund cash distributions to Comcast and notes we will issue to Comcast. The 2014 EBITDA was estimated using the 2013 results of the cable systems included in the unaudited pro forma financial statements and applying a 2014 growth rate to the 2013 amounts. The growth rate used is based on Wall Street research consensus estimates for 2014 EBITDA.  The assumptions used are for illustrative purposes only and may not reflect the actual amount of indebtedness that will be incurred.  If the final 2014 EBITDA was determined to be 10% greater or less than the value assumed in the unaudited pro forma financial statements, such a change would impact our estimated indebtedness by approximately $800 million and our estimated interest expense by approximately $40 million on an annual basis.  See “The Transactions.”

(b)
Represents a reduction to Parent Company net investment of $7.7 billion related to the issuance of our new indebtedness, primarily reflecting cash distributions to Comcast, the issuance of the notes to Comcast and the related debt issuance costs.

(c)
Represents Comcast’s net investment in us, which was recorded as Parent Company net investment in our historical combined financial statements and is adjusted to give effect to the transactions. The adjustment reflects        shares of our Class A common stock and      shares of our Class A-1 common stock, each at a par value of $0.001 per share. The number of shares of common stock is based on the number of shares of Comcast common stock outstanding on                      and an expected distribution ratio of         shares of our common stock for each share of Comcast common stock.

(d)	Reflects the estimated costs that we will need to repay to Comcast and Charter upon completion of the spin-off.

(e)
Reflects the services fee of 4.25% of total revenues charged to us by Charter under the Charter services agreement of $190 million and $147 million for the year ended December 31, 2013 and the nine months ended September 30, 2014, respectively. We and Charter will enter into the Charter services agreement pursuant to which, immediately following the SpinCo merger, Charter will provide certain services to us with respect to certain of our systems, including but not limited to corporate, network operations, engineering and IT, voice operations and customer services, in exchange for cost reimbursement, which is not reflected in the accompanying unaudited pro forma financial statements (see Note 2). In addition, in consideration for certain rights, including the rights to purchase goods and services, and the rights to obtain programming services, under Charter’s third party procurement and programming agreements, we will pay Charter a quarterly service charge of 4.25% of our quarterly gross revenues. The Charter services agreement will have an initial term of three years, automatically renewable for one-year terms unless either party gives notice of non-renewal at least one year prior to the end of the initial, or any renewal, term. The Charter services agreement will also be terminable by either party for customary for-cause events.

(f)	Reflects the elimination of transaction-related costs of $25 million incurred for the nine months ended September 30, 2014.

(g)
Reflects estimated increases in interest expense of $400 million and $300 million for the year ended December 31, 2013 and the nine months ended September 30, 2014, respectively, in respect of the indebtedness we expect to incur shortly before the spin-off, based on an estimated interest rate of 5.0%, which was determined using recent debt transactions for similar issuers and amounts, including Charter’s recent debt transactions. These amounts also include the impact of estimated deferred financing costs of $70 million, which is amortized over an estimated term of 7 years.  A hypothetical 50 basis point increase in the interest rate would result in an increase in annual interest expense of approximately $39 million.

(h)	Represents the tax impact of the pro forma adjustments at an effective tax rate of 39%.

Note 2: Items not adjusted in the unaudited pro forma financial statements
Items not adjusted in the unaudited pro forma financial statements include:

•      cash and cash equivalents, as the amount of any cash on hand is not determinable and, therefore, is not factually supportable;

•      certain additional assets or liabilities that are not primarily related to our operations, but Comcast may transfer to us in connection with the closing of the transactions, as final determinations have not yet been made with respect to any such assets and liabilities;

•      our programming costs on a stand-alone basis, which will depend on the rates that Charter may pass on to us under Charter’s agreements with content providers or on the rates that we negotiate with content providers. The unaudited pro forma financial statements only include our share of Comcast’s programming costs, which are based on rates in Comcast’s national arrangements with content providers.  Our programming costs may materially increase from our costs under the Comcast arrangements due to benefits attributable to Comcast’s scale, as programming costs are often volume-based. The process for negotiating new or amended contracts has only recently commenced, and therefore, a pro forma adjustment cannot be determined; and

•      certain functions that we will need to replace to operate as a stand-alone company. These costs include:

•      separate executive team and staff additions to replace Comcast support;

•      equity-based compensation and other benefit plans that we plan to provide to certain employees and directors of our company after the spin-off;

•      rent expense based on the terms of anticipated lease agreements to be entered into; and

•      corporate governance, including board of directors compensation and expenses, insurance costs, audit fees, annual report and proxy printing and filing fees, stock exchange fees, corporate compliance fees, and tax advisory fees.

The unaudited pro forma financial statements include $275 million and $248 million for the year ended December 31, 2013 and the nine months ended September 30, 2014, respectively, of shared functions and other administrative and overhead expenses allocated from Comcast. The unaudited pro forma financial statements also include $124 million and $92 million for the year ended December 31, 2013 and the nine months ended September 30, 2014, respectively, of shared asset usage charges, representing the allocation of a portion of Comcast’s depreciation expense for shared operating and administrative sites that are not included in the combined balance sheet. Certain of these functions and assets will be replaced either directly by us, or through the Charter services agreement, as discussed above.

SELECTED HISTORICAL FINANCIAL DATA

The following table sets forth our selected combined financial data as of and for the years ended 2013, 2012, 2011, 2010 and 2009 and as of and for the nine months ended September 30, 2014 and 2013.  The combined statement of income data set forth below for the years ended December 31, 2013, 2012, and 2011 and the combined balance sheet data as of December 31, 2013 and 2012 are derived from our audited combined financial statements included elsewhere in this prospectus. The combined statement of income data for the years ended December 31, 2010 and 2009 and the combined balance sheet data as of December 31, 2011, 2010 and 2009 are derived from our unaudited combined financial statements not included in this prospectus.  The combined statement of income data set forth below for the nine months ended September 30, 2014 and 2013 and the combined balance sheet data as of September 30, 2014 are derived from our unaudited condensed combined financial statements included elsewhere in this prospectus. The combined balance sheet data as of September 30, 2013 are derived from our unaudited condensed combined financial statements not included in this prospectus.

The selected historical financial data presented below should be read in conjunction with the audited and unaudited combined financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.  The selected combined financial data may not be indicative of our future performance and does not necessarily reflect what the financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented, including changes that will occur in our operations and capitalization as a result of the separation from Comcast.  See “Unaudited Pro Forma Condensed Combined Financial Statements” for additional discussion of certain anticipated changes.  The unaudited condensed combined financial statements are not necessarily indicative of the results to be expected for any other interim period or for the years ending December 31, 2014 and 2013.  However, in the opinion of management, the unaudited condensed combined financial statements include all normal recurring adjustments that are necessary for the fair presentation of the results for interim periods.

	For and as of the Year Ended December 31,					For and as of the Nine Months Ended
(in millions)	2013	2012	2011	2010	2009	September 30, 2014	September 30, 2013
Selected Statement of Income Information:
Revenue	$4,470	$4,275	$4,018	$3,817	$3,620	$3,459	$3,344
Operating income	1,042	994	860	774	690	802	790
Net income	632	602	546	466	416	484	480
Selected Balance Sheet Information:
Total Assets	$8,999	$8,992	$9,119	$9,276	$9,401	$8,957	$8,974
Long-term Debt	—	—	—	—	—	—	—

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section entitled “Selected Historical Financial Data” and our audited and unaudited combined financial statements and related notes included elsewhere in this prospectus.  Some of the information contained in this discussion and analysis constitutes forward-looking statements that involve risks and uncertainties.  Actual results could differ materially from those discussed in these forward-looking statements.  Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this prospectus particularly under “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”

Unless otherwise specified, references to Notes to the audited combined financial statements are to the Notes to our audited combined financial statements as of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013, and references to Notes to the unaudited condensed combined financial statements are to the Notes to our unaudited condensed combined financial statements as of September 30, 2014 and for the nine months ended September 30, 2014 and 2013.

Overview

On April 25, 2014, Comcast entered into a transactions agreement with Charter to satisfy its undertaking in the merger agreement with TWC with respect to the divestiture of video subscribers. Among other things, the transactions agreement contemplates a spin-off of cable systems serving approximately 2.5 million existing Comcast video subscribers into Midwest Cable, Inc., a newly formed entity and currently a wholly owned subsidiary of Comcast. Midwest Cable, LLC was formed in the state of Delaware as a limited liability company in May 2014 and converted to Midwest Cable, Inc., a Delaware corporation, in September 2014.

Following the closing date of the Comcast/TWC merger, the distribution of all of the shares of our common stock will be made on a pro rata basis to holders of Comcast common stock. Immediately prior to the spin-off, all assets and liabilities of the cable systems comprising our business, including certain credit facilities, will be held by OpCo, and OpCo will be contributed to us from Comcast. In connection with such contribution and prior to the spin-off, we will issue notes and stock to Comcast. Prior to such contribution, a portion of the cash borrowed by OpCo under the credit facilities will be distributed to Comcast. The consummation of the spin-off is subject to a number of closing conditions, including, among others, completion of the Comcast/TWC merger, the receipt of certain regulatory approvals, approval by Charter’s stockholders and certain conditions relating to the financing for the spin-off.

Immediately following the spin-off, Charter will reorganize such that a new publicly traded entity, New Charter, will become the parent of Charter. Another newly formed, wholly owned subsidiary of New Charter will merge with and into us, with us surviving. Upon consummation of the SpinCo merger, we expect to change our legal name to GreatLand Connections Inc. It is intended that the spin-off, together with certain related transactions, will qualify as a tax-free reorganization and a tax-free distribution and that the SpinCo merger will qualify as a tax-free transaction.  As a result of the spin-off and SpinCo merger, Comcast’s shareholders as of the record date will own approximately 67% of our common stock, and New Charter will own the remaining approximately 33%.  In addition, as a result of the SpinCo merger, it is expected that Comcast’s shareholders as of the record date will own approximately     % of New Charter. See “The Transactions—Background and Description of the Transactions.”

In connection with the transition to being a stand-alone company, we will incur certain costs. These costs relate primarily to accounting, tax, legal and other professional costs; financing costs; compensation, including modifications to certain incentive awards upon completion of the spin-off; recruiting and relocation costs associated with hiring our senior management personnel; and costs to separate and establish stand-alone information systems. In addition, we will incur certain ongoing costs including corporate overhead, debt and related interest expense as a stand-alone company, which may differ from the amounts incurred as a part of Comcast included in our combined financial statements. We anticipate that, as a result of the separation of our business from Comcast, we will incur additional annual operating costs, including a fee equal to 4.25% of total revenue payable to Charter on a quarterly basis under the Charter services agreement, which would have amounted to $190 million in 2013.

Our combined financial statements have been prepared to reflect a combination of the assets and liabilities that have been used in managing and operating our business. Assets, liabilities, revenues and expenses reflected in our combined financial statements are primarily directly associated with our business. Due to existing functions and facilities shared among Comcast and us, certain working capital, property and equipment and operating expense balances have been included in our combined financial statements using allocations. We used certain underlying activity drivers as a basis of allocation, including video customer relationships, revenue, plant miles, head-count and other factors. Management believes that such allocations are reasonable; however, they may not be indicative of the financial position, results of operations and cash flows that would have been achieved had we operated as an independent stand-alone entity for the periods presented.

In addition, certain general corporate overhead costs have been allocated by Comcast to us. Historically, Comcast has provided services to us for certain corporate functions; however, these allocations may not be indicative of the costs that will be incurred by us in the future as a stand-alone company. See Note 3 to our audited combined financial statements for further information. Also, in connection with the spin-off, we will issue third-party debt as described under “—Liquidity and Capital Resources” below.

Business Overview

We were formed in May 2014 as a limited liability company and converted to a corporation in September 2014.  We offer cable services over our geographically-aligned cable distribution system to residential and commercial customers located in the Midwestern and Southeastern United States.  As of September 30, 2014, we served approximately 2.5 million video customers, 2.3 million high-speed Internet customers and 1.1 million voice customers and passed approximately 6.4 million homes and businesses.  As of September 30, 2014, we had customer relationships with approximately 2.7 million residential customers and 183,000 commercial customers.

We are currently part of Comcast’s Cable Communications reportable segment, and our assets and liabilities consist of those that Comcast attributes to the SpinCo systems. Following the spin-off, we will be a stand-alone company, and Comcast will not retain any ownership interest in us. Comcast Cable Communications is the nation’s largest provider of cable services to residential customers, and it also provides similar services to business customers and sells advertising. We present our operations in one reportable business segment, as management has historically evaluated our performance and allocated resources on a combined basis as a part of Comcast Cable Communications.

We offer our cable services individually and in bundles, and the majority of our revenue is generated from subscriptions to our cable services.  Our subscription rates and related charges vary according to the services and features customers receive and the type of equipment they use, and customers are typically billed in advance on a monthly basis. Our residential customers may generally discontinue service at any time, while commercial customers may only discontinue service in accordance with the terms of their contracts, which typically have two- to five-year terms.

Our most significant operating cost is the programming expenses we incur to provide content to our video customers. We anticipate that our programming expenses will continue to increase. Programming costs have historically reflected our share of Comcast’s programming costs and are based on rates in Comcast’s national arrangements with content providers. Our programming costs on a stand-alone basis will depend on the rates that Charter may pass on to us under Charter’s agreements with content providers or that we negotiate with content providers. Our programming costs may materially increase from our costs under the Comcast arrangements due to benefits attributable to Comcast’s scale. As a part of Comcast, we have attempted to offset increases in programming expenses and maintain our operating margins through rate increases, the sale of additional video and other services, and operating efficiencies. Following the spin-off, we expect our operating margin to decrease due to increased programming costs, the 4.25% quarterly payment to Charter under the Charter services agreement and other operating costs as we start to operate as a stand-alone company.

Competition

Our results of operations are affected by competition, as we operate in an intensely competitive, consumer-driven and rapidly changing environment and compete with a growing number of companies that provide a broad range of communications products and services and entertainment, news and information content to consumers. Technological changes are further intensifying and complicating the competitive landscape and influencing consumer behavior in ways that could affect demand for some or all of our cable services. Our voice services continue to face increased competition from wireless and Internet-based phone services as more people choose to replace their traditional wireline phone service with these phone services. Additionally, in May 2014, AT&T, our largest phone company competitor, announced its intention to acquire DirecTV, the nation’s largest DBS provider. If completed, this transaction will create an even larger competitor for our cable services that will have the ability to expand its cable service offerings to include bundled wireless offerings. For more detailed information on the competition facing all of our cable services, see “Business—Competition.”

Seasonality and Cyclicality

Our business is subject to seasonal and cyclical variations. Our results are impacted by the seasonal nature of customers receiving our cable services in college and vacation markets. Our revenue is subject to cyclical advertising patterns and changes in viewership levels. Our U.S. advertising revenue is generally higher in the second and fourth calendar quarters of each year, due in part to increases in consumer advertising in the spring and in the period leading up to and including the holiday season. U.S. advertising revenue is also cyclical, benefiting in even-numbered years from advertising related to candidates running for political office and issue-oriented advertising.

Results of Operations for the years ended December 31, 2013, 2012 and 2011

(in millions)	2013	2012	2011	% Change from 2012 to 2013	% Change from 2011 to 2012
Revenue
Residential:
Video	$2,203	$2,137	$2,081	3.1%	2.7%
High-speed Internet	1,125	1,052	960	7.0	9.6
Voice	380	387	385	(1.7)	0.6
Commercial services	320	253	195	26.5	29.8
Advertising	237	257	226	(8.1)	13.9
Other	205	189	171	8.6	10.0
Total revenue	4,470	4,275	4,018	4.6	6.4
Costs and Expenses:
Programming	972	888	824	9.4	7.8
Technical and product support	590	563	545	4.8	3.3
Customer service	228	208	205	9.4	1.8
Franchise and other regulatory fees	150	152	136	(1.6)	11.7
Advertising, marketing and promotion	338	319	281	5.9	13.6
Other	484	469	453	3.3	3.5
Shared asset usage charge	124	111	97	11.6	14.3
Depreciation	512	529	569	(3.1)	(7.1)
Amortization	30	42	48	(28.1)	(13.8)
Operating income	1,042	994	860	4.9	15.7
Interest expense	(1)	(2)	(1)	(38.7)	126.2
Income before income taxes	1,041	992	859	4.9	15.6
Income tax expense	(409)	(390)	(313)	4.8	24.7
Net income	$632	$602	$546	5.0%	10.3%
All percentages are calculated based on actual amounts. Minor differences may exist due to rounding.

Beginning in 2014, Comcast revised its methodology for counting customers related to how they count and report customers who reside in multiple dwelling units (“MDUs”) that are billed under bulk contracts (the “billable customers method”). For MDUs whose residents have the ability to receive additional cable services, such as additional programming choices or our high-definition (“HD”) or digital video recorder (“DVR”) services, Comcast counts and reports customers based on the number of potential billable relationships within each MDU. For MDUs whose residents are not able to receive additional cable services, the MDU is counted as a single customer. Previously, Comcast had counted and reported these customers on an equivalent billing unit basis by dividing monthly revenue received under an MDU’s bulk contract by the standard monthly residential rate where the MDU was located (the “EBU method”).

The tables below present customer metrics using the EBU method for 2013, 2012 and 2011. We have also presented 2013 total customers using the billable customers method.

Customer Metrics(1)
	Total Customers				Net Additional Customers
December 31 (in thousands)	2013	2013	2012	2011	2013	2012
	Billable Customers Method	EBU Method			EBU Method
Video customers	2,515	2,471	2,527	2,558	(56)	(31)
High-speed Internet customers	2,273	2,272	2,167	2,048	105	119
Voice customers	1,152	1,152	1,107	1,068	46	39
Total customer relationships:	2,933
Single product customers	917
Double product customers	1,026
Triple product customers	991

(1)
Customer data includes residential and commercial customers. Customer relationships represent the number of residential and commercial customers that subscribe to at least one of our cable services and are presented based on actual amounts. Single product, double product and triple product customers represent customers that subscribe to one, two or three of our cable services, respectively.

Revenue

We have leveraged Comcast’s existing cable distribution system to grow revenue by, among other things, adding new customers, encouraging existing cable customers to add new or higher tier services, and growing other services such as our commercial services offerings. We offer our cable services in bundles and often provide promotional incentives. We seek to balance promotional offers and rate increases for all of our cable services with their expected effects on the number of customers, and overall revenue growth and operating margins.

Video. Video revenue increased 3.1% and 2.7% in 2013 and 2012, respectively. This revenue growth was attributable to increases in revenue of approximately 5.2% and 4.7% in 2013 and 2012, respectively, due to an increase in customers receiving additional and higher levels of video service and rate adjustments. This growth was partially offset by decreases in revenue of approximately 2.1% and 2.0% in 2013 and 2012, respectively, due to a 2.2% and 1.2% decline in video customers in 2013 and 2012, respectively. As of December 31, 2013, 1.33 million customers subscribed to at least one of our HD or DVR advanced services compared to 1.27 million customers and 1.09 million customers as of December 31, 2012 and 2011, respectively. The decreases in residential video customers were primarily due to competitive pressures in our service areas from AT&T and satellite competitors and the impact of rate adjustments. We expect further declines in the number of residential video customers.

As of December 31, 2013, 39% of the homes and businesses in the areas we serve subscribed to our video services, compared to 41% and 42% as of December 31, 2012 and 2011, respectively.

High-Speed Internet. High-speed Internet revenue increased 7.0% and 9.6% in 2013 and 2012, respectively. This revenue growth was attributable to increases in revenue of approximately 4.8% and 8.2% in 2013 and 2012, respectively, due to increases in the number of residential customers receiving our high-speed Internet service and approximately 2.2% and 1.4% in 2013 and 2012, respectively, due to higher rates from customers receiving higher levels of service and rate adjustments.

As of December 31, 2013, 36% of the homes and businesses in the areas we serve subscribed to our high-speed Internet services, compared to 35% and 33% as of December 31, 2012 and 2011, respectively. Our customer base has continued to grow as consumers have continued to choose our high-speed Internet service and seek higher speed offerings.

Voice. Voice revenue decreased 1.7% in 2013 and increased 0.6% in 2012. The decrease in revenue growth in 2013 was primarily due to the impact of the allocation of voice revenue for our bundled customers partially offset by increases in residential customers. The increase in revenue growth in 2012 was primarily due to increases in residential customers offset by the impact of the allocation of voice revenue for our bundled customers. The amounts allocated to voice revenue in the bundled rate decreased in 2013 and 2012 because video and high-speed Internet rates have increased, while voice rates have remained relatively flat.

As of December 31, 2013 and 2012, 18% of the homes and businesses in the areas we serve subscribed to our voice services, compared to 17% for December 31, 2011.

Commercial Services. Commercial services revenue increased 26.5% and 29.8% in 2013 and 2012, respectively. The increases in both years were primarily due to a higher number of commercial customers receiving our cable services, as well as continued growth in the number of customers receiving our Ethernet network and cellular backhaul services. We believe these increases in commercial customers were primarily the result of our efforts to gain market share from competitors by offering competitive products and pricing.

Advertising. As part of Comcast’s distribution agreements with cable networks, we generally receive an allocation of scheduled advertising time on cable networks that is sold to local, regional and national advertisers. In most cases, the available advertising time is sold by Comcast’s sales force. In some cases, Comcast works with representation firms as an extension of its sales force to sell a portion of our advertising time allocated. We also represent the advertising sales of other multichannel video providers in some markets. In addition, we generate revenue from the sale of advertising online and on our video on demand service.

Advertising revenue is affected by the strength of the advertising market and general economic conditions. Advertising revenue decreased 8.1% in 2013 primarily due to lower political advertising revenue. Excluding the impact of political advertising revenue in 2012, advertising revenue increased 3.7% primarily due to increases in the national and regional advertising markets. Advertising revenue increased 13.9% in 2012 primarily due to increases in political advertising revenue and improvements in the local and regional advertising markets, which were primarily driven by increased spending from automotive advertisers.

Other. We receive revenue related to cable franchise and other regulatory fees, our digital media center, commissions from electronic retailing networks, and fees from other services, including from home security and automation services. Cable franchise and regulatory fees represent the fees required to be paid to federal, state and local authorities that we pass through to our customers. Under the terms of our cable franchise agreements, we are generally required to pay to the cable franchising authority an amount based on our gross video revenue. The changes in franchise and other regulatory fees collected from our cable services customers were generally due to changes in the revenue on which the fees apply.

Other revenue increased 8.6% and 10.0% in 2013 and 2012, respectively, primarily due to increases in franchise and other regulatory fees and in revenue from other services, including from home security and automation services.

Costs and Expenses

Our operating margin, which is our operating income before shared asset usage charge, depreciation and amortization as a percentage of revenue, for 2013, 2012 and 2011 was 38.2%, 39.2% and 39.2%, respectively.  Following the spin-off, we expect our operating margin to decrease due to increased programming costs, the 4.25% quarterly payment to Charter under the Charter services agreement and other operating costs as we start to operate as a stand-alone company.

Programming Costs. Programming costs, our largest operating expense, are the fees we pay to license the programming we distribute to our video customers. These expenses are affected by the programming license fees charged by cable networks, fees for retransmission of the signals from local broadcast television stations, the number of video customers we serve and the amount of content we provide. Programming costs increased 9.4% and 7.8% in 2013 and 2012, respectively, primarily due to increases in programming license fees, including retransmission consent fees and sports programming costs, and fees to secure rights for additional programming for our customers across an increasing number of platforms. Fees related to retransmission consent fees and sports programming collectively contributed to more than half of the increase in programming costs in these years.

Our programming costs may materially increase from our costs under the Comcast arrangements due to benefits attributable to Comcast’s scale.  Additionally, we expect that our programming costs will continue to increase in general, as we provide additional content to our video customers and operate as a stand-alone business; as we deliver this content through an increasing number of platforms, including video on demand, online and through our mobile apps; and as the fees we pay increase, primarily from sports programming costs and retransmission consent fees.

Technical and Product Support Expenses. Technical and product support expenses include costs to complete service call and installation activities, as well as network operations, product development, fulfillment and provisioning costs. Technical and product support expenses increased 4.8% and 3.3% in 2013 and 2012, respectively, primarily due to expenses related to customer fulfillment activities and expenses related to the delivery and support of our products and services, and continued growth in commercial services.

Customer Service Expenses. Customer service expenses include the personnel and other costs associated with handling customer sales and service activity. Customer service expenses increased 9.4% and 1.8% in 2013 and 2012, respectively.  The increase in 2013 was primarily due to an increase in costs associated with the continued deployment of enhanced services, including wireless gateways and the X1 platform, and continued growth in commercial services.

Franchise and Other Regulatory Fees. Franchise and other regulatory fees decreased 1.6% in 2013 and increased 11.7% in 2012 primarily due to the settlement of a franchise fee dispute during 2012.

Advertising, Marketing and Promotion Expenses. Advertising, marketing and promotion expenses increased 5.9% and 13.6% in 2013 and 2012, respectively, primarily due to increases in spending associated with attracting and retaining residential and commercial services customers and encouraging existing customers to add additional or higher-tier services.

Other Costs and Expenses. Other costs and expenses increased 3.3% and 3.5% in 2013 and 2012, respectively, primarily due to an increase in bad debt expense in 2013 and an increase in other administrative costs and costs related to advertising sales activity in 2012.

Shared Asset Usage Charge. We share certain operating and administrative sites with Comcast. These assets are not included in our combined financial statements and the shared asset usage charge represents the operating costs of these sites that have been allocated to us based on our relative usage of the respective facilities. The increases of 11.6% and 14.3% in 2013 and 2012, respectively, were primarily due to Comcast’s initiative to invest in centralized operations.

Depreciation and Amortization. Depreciation expense decreased as the level of capital spending has remained relatively constant in the near-term but slightly lower than the longer-term levels. Amortization decreased in 2013 and 2012 primarily due to certain of our intangible assets becoming fully amortized.

Income Tax Expense

Income tax expense reflects federal and state income taxes. Our effective income tax rate in 2013, 2012 and 2011 was 39.3%, 39.3% and 36.4%, respectively.  In 2011, we recorded income tax benefits related to certain changes in state tax laws that impacted our effective tax rate by approximately 3%.

Results of Operations for the Nine Months Ended September 30, 2014 and 2013

	Nine Months Ended		Increase/
	September 30,		(Decrease)
(in millions)	2014	2013
Revenue
Residential:
Video	$1,660	$1,660	0.0%
High-speed Internet	901	841	7.2
Voice	282	285	(0.9)
Commercial services	281	233	20.6
Advertising	186	173	8.0
Other	149	152	(3.2)
Total revenue	3,459	3,344	3.4
Costs and Expenses:
Programming	774	728	6.4
Technical and product support	447	443	0.9
Customer service	183	165	10.3
Franchise and other regulatory fees	125	112	11.0
Advertising, marketing and
promotion	261	253	3.3
Other	377	353	7.2
Shared asset usage charge	92	92	0.1
Depreciation	384	383	0.2
Amortization	14	25	(45.4)
Operating income	802	790	1.4
Interest expense	(6)	—	NM
Income before income taxes	796	790	0.7
Income tax expense	(312)	(310)	0.5
Net income	$484	$480	0.8%
All percentages are calculated based on actual amounts. Minor differences may exist due to rounding.
Percentage changes that are considered not meaningful are denoted with NM.

Customer Metrics — Billable Customers Method(1)
	Total Customers		Net Additional Customers
			Nine Months Ended
	September 30,	September 30,	September 30,
(in thousands)	2014	2013	2014	2013
Video customers	2,460	2,510	(56)	(59)
High-speed Internet customers	2,333	2,247	60	77
Voice customers	1,150	1,133	(3)	26
Total customer relationships	2,907	2,930	(27)
Single product customers	871	937	(46)
Double product customers	1,036	1,027	10
Triple product customers	1,000	966	9
Average monthly total revenue per customer relationship	$131.60

(1)
Customer data includes residential and commercial customers. Customer relationships represent the number of residential and commercial customers that subscribe to at least one of our cable services and are presented based on actual amounts. As of September 30, 2014, commercial customer relationships were approximately 183,000. Single product, double product and triple product customers represent customers that subscribe to one, two or three of our cable services, respectively.

Revenue

Video. Video revenue remained flat for the nine months ended September 30, 2014 compared to the same period in 2013. Revenue increased approximately 2.5% from customers receiving additional and higher levels of video service and rate adjustments, which was offset by a decrease in revenue of approximately 2.5% from a 2.2% decline in residential video customers for the nine months ended September 30, 2014 compared to the prior year period. As of September 30, 2014, the number of customers who subscribed to at least one of our HD or DVR advanced services increased 5.8% to 1.3 million customers compared to the same period in 2013. The decrease in residential video customers was primarily due to competitive pressures in our service areas from AT&T and satellite competitors and the impact of rate adjustments. We expect further declines in the number of residential video customers.

High-Speed Internet. High-speed Internet revenue increased 7.2% for the nine months ended September 30, 2014 compared to the same period in 2013. This revenue growth was attributable to an increase in revenue of approximately 3.9% due to an increase in the number of residential customers receiving our high-speed Internet service and approximately 3.3% due to higher rates from customers receiving higher levels of service and rate adjustments. Our customer base continues to grow as consumers choose our high-speed Internet service and seek higher-speed offerings.

Voice. Voice revenue remained relatively flat for the nine months ended September 30, 2014 compared to the same period in 2013. Revenue attributable to additional residential customers receiving our services through our discounted bundled offerings was offset by the impact of the allocation of voice revenue for our bundled customers.

Commercial Services. Commercial services revenue increased 20.6% for the nine months ended September 30, 2014 compared to the same period in 2013. The increase was primarily due to a higher number of commercial customers receiving our cable services, as well as continued growth in the number of customers receiving our Ethernet network and cellular backhaul services. We believe the increase in commercial customers was primarily the result of our efforts to gain market share from competitors by offering competitive services and pricing.

Advertising. Advertising revenue increased 8.0% for the nine months ended September 30, 2014 compared to the same period in 2013 primarily due to an increase in political advertising revenue.

Other. Other revenue decreased 3.2% for the nine months ended September 30, 2014 compared to the same period in 2013 primarily due to a decrease in revenue from franchise and other regulatory fees.

Costs and Expenses

Programming Costs. Programming costs increased 6.4% for the nine months ended September 30, 2014 compared to the same period in 2013 primarily due to increases in programming license fees, including retransmission consent fees and sports programming costs, and fees to secure rights for additional programming for our customers across an increasing number of platforms. Fees related to retransmission consent fees and sports programming collectively contributed to more than half of the increase in programming costs.

Technical and Product Support Expenses. Technical and product support expenses increased 0.9% for the nine months ended September 30, 2014 compared to the same period in 2013 primarily due to expenses related to the delivery and support of our products and services and continued growth in our commercial services.

Customer Services Expenses. Customer service expenses increased 10.3% for the nine months ended September 30, 2014 compared to the same period in 2013 primarily due to an increase in total labor costs associated with an increase in customer service activity. The increases in customer service activity was primarily due to costs associated with the continued deployment of enhanced services, including wireless gateways and the X1 platform, and continued growth in commercial services.

Franchise and Other Regulatory Fees. Franchise and other regulatory fees increased 11.0% for the nine months ended September 30, 2014 compared to the same period in 2013 primarily due to a settlement of a franchise dispute. As a result of the settlement, we recorded $16 million for the nine months ended September 30, 2014. See Note 5 to our unaudited condensed combined financial statements for further information.

Advertising, Marketing and Promotion Expenses. Advertising, marketing and promotion expenses increased 3.3% for the nine months ended September 30, 2014 compared to the same period in 2013 primarily due to an increase in spending associated with attracting and retaining residential and commercial services customers and encouraging existing customers to add additional or higher-tier services.

Other Costs and Expenses. Other costs and expenses increased 7.2% for the nine months ended September 30, 2014 compared to the same period in 2013 primarily due to the transaction-related costs of $25 million recorded during the nine months ended September 30, 2014.

Shared Asset Usage Charge. We share certain operating and administrative sites with Comcast. These assets are not included in our combined financial statements and the shared asset usage charge represents the operating costs of these sites that have been allocated to us based on our relative usage of the respective facilities. Shared asset usage charge remained relatively flat for the nine months ended September 30, 2014 compared to the same period in 2013.

Depreciation and Amortization. Depreciation expense remained relatively flat for the nine months ended September 30, 2014 compared to the same period in 2013 as the level of capital spending has remained relatively constant in the near-term. Amortization decreased in the nine months ended September 30, 2014 compared to the same period in 2013 primarily due to certain of our intangible assets becoming fully amortized.

Income Tax Expense

The effective tax rate for both the nine months ended September 30, 2014 and 2013 was 39.2%. The effective income tax rate differs from the federal statutory rate primarily due to state income taxes.

Liquidity and Capital Resources

Comcast uses a centralized approach to cash management and financing of its operations. Our cash is collected by Comcast daily and Comcast funds our operating and investing activities as needed. Cash transfers to and from Comcast’s cash management process are reflected as a component of Parent Company net investment in the combined balance sheet.

Following the spin-off, our capital structure and sources of liquidity will change significantly from our historical capital structure. We will no longer participate in cash management and funding arrangements with Comcast. Instead, our ability to fund our capital needs will depend on our ongoing ability to generate cash from operations, and to access our borrowing facilities, including a revolving credit facility that is expected to be in place at the time of the spin-off, and the capital markets.

In connection with the spin-off, we will incur new indebtedness, which will consist of (i) credit facilities to be used primarily to fund cash distributions to Comcast and (ii) notes newly issued by us to Comcast, which notes will enable Comcast to complete the debt-for-debt exchange. Comcast, Charter and we will use reasonable best efforts to cause us to incur the new indebtedness in an amount equal to 5.0 times the 2014 EBITDA of the SpinCo systems (as such term is defined by our financing sources for purposes of the financing). We currently estimate this indebtedness to be approximately $7.8 billion in the aggregate. In addition, we also expect to enter into a $750 million revolving credit facility to provide us with additional liquidity, including for short-term working capital needs.

Our primary future cash needs will be centered on operating activities, working capital, capital expenditures and strategic investments. Our ability to fund these needs will depend, in part, on our ability to generate or raise cash in the future, which is subject to general economic, financial, competitive, regulatory and other factors that are beyond our control.  We believe that our future cash from operations, together with access to our borrowing facilities and the capital markets, will provide adequate resources to fund our operating and financing needs.

Summary Cash Flow Information

	Year ended December 31,			Nine Months ended September 30,
(in millions)	2013	2012	2011	2014	2013
Net cash provided by operating activities	$1,302	$1,218	$1,224	$1,040	$987
Net cash used in investing activities	$(480)	$(422)	$(496)	$(348)	$(340)
Net cash used in financing activities	$(822)	$(796)	$(728)	$(692)	$(647)

For the Years Ended December 31, 2013, 2012 and 2011

Operating Activities. Net cash provided by operating activities increased in 2013 as compared to 2012 primarily due to the growth in our operating results as discussed above and a reduction in income taxes. Net cash provided by operating activities in 2012 decreased slightly from 2011 primarily due to the growth in our operating results as discussed above offset by increased income taxes.

Investing Activities. Net cash used in investing activities in 2013, 2012 and 2011 consisted of cash paid for capital expenditures and cash paid for intangible assets.

•
Capital Expenditures. Our most significant recurring investing activity has been capital expenditures, and we expect that this will continue in the future. The table below summarizes the capital expenditures we incurred in 2013, 2012 and 2011.

	Year ended December 31,
(in millions)	2013	2012	2011
Cable distribution system	$164	$156	$168
Customer premise equipment	285	238	274
Other equipment	14	13	26
Buildings and building improvements	3	4	11
Total	$466	$411	$479

•	Cash Paid for Intangible Assets. In 2013 and 2012, cash paid for intangible assets consisted primarily of contractual operating rights.

Financing Activities. Net cash used in financing activities in 2013, 2012 and 2011 consisted of the reduction in Parent Company net investment due to the cash management and funding arrangement with Comcast.

For the Nine Months Ended September 30, 2014 and 2013

Operating Activities. Net cash provided by operating activities increased for the nine months ended September 30, 2014 as compared to the prior year period primarily due to changes in working capital related to timing of payments.

Investing Activities. Net cash used in investing activities for the nine months ended September 30, 2014 and 2013 consisted primarily of cash paid for capital expenditures of $338 million and $330 million, respectively.

Financing Activities. Net cash used in financing activities for the nine months ended September 30, 2014 and 2013 consisted of the reduction in Parent Company net investment due to the cash management and funding arrangement with Comcast.

Contractual Obligations

The table below presents our future contractual obligations as of December 31, 2013 by the period in which the payments are due.

	Payment Due by Period (a)
(in millions)	Total	Year 1	Years 2-3	Years 4-5	More than 5
Operating lease obligations	$39	$9	$13	$8	$9
Other long-term liabilities reflected on the balance sheet	4	2	2	—	—
Total(b)	$43	$11	$15	$8	$9

(a)
Purchase obligations consist of agreements to purchase goods and services that are legally binding on us and specify all significant terms, including fixed or minimum quantities to be purchased and price provisions. As the purchase obligations related to programming contracts with cable networks and local broadcast television stations, contracts with customer premise equipment manufacturers, communication vendors and multichannel video providers for which we provide advertising sales representation, and other contracts are entered into by Comcast, future purchase obligations are not included in our contractual commitments table above. Our programming obligations on a stand-alone basis will depend on the rates that Charter may pass on to us under Charter’s agreements with content providers or that we negotiate with content providers and may materially increase from our costs under the Comcast arrangements.

(b)	Total contractual obligations are made up of the following components.

(in millions)
Liabilities recorded on the balance sheet	$4
Commitments not recorded on the balance sheet	39
Total	$43

The table above does not include the debt that we intend to raise prior to the spin-off from Comcast. Based on estimates included in the unaudited pro forma financial statements, we currently estimate that we will incur $7.8 billion of indebtedness in connection with the transactions. See “The Transactions” for a further discussion of our expected indebtedness.

Off-Balance Sheet Arrangements

As of December 31, 2013, we did not have any material off-balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Quantitative and Qualitative Disclosure about Market Risk

Interest Rate Risk

We expect to enter into new term loans and a revolving credit facility that will bear interest at floating rates. As a result, we will be exposed to fluctuations in interest rates to the extent of our borrowings under the term loans and revolving credit facility. We also expect to issue new fixed rate notes. To help manage our exposure to changes in interest rates, we may from time to time enter into interest rate swap agreements with financial institutions acting as principal counterparties.

Critical Accounting Judgments and Estimates

The preparation of our combined financial statements requires us to make estimates that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent assets and contingent liabilities. We base our judgments on our historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making estimates about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe our judgments and related estimates associated with the valuation and impairment testing of our cable franchise rights are critical in the preparation of our combined financial statements. See Note 5 to our audited combined financial statements for a discussion of our accounting policies with respect to this item.

Valuation and Impairment Testing of Cable Franchise Rights

Our largest asset, our cable franchise rights, results from agreements we have with state and local governments that allow us to construct and operate a cable business within a specified geographic area. The value of a franchise is derived from the economic benefits we receive from the right to solicit new customers and to market new services, such as advanced video services and high-speed Internet and voice services, in a particular service area. The amounts recorded for cable franchise rights are primarily a result of cable system acquisitions. Typically when cable systems are acquired, the most significant asset recorded is the value of the cable franchise rights. Often these cable system acquisitions include multiple franchise areas. We currently serve approximately 950 franchise areas in the United States.  The value of our cable franchise rights represents the aggregate value for the cable systems attributable to our operations, which were previously components of two of Comcast Cable Communication’s divisions.

We have concluded that our cable franchise rights have an indefinite useful life since there are no legal, regulatory, contractual, competitive, economic or other factors which limit the period over which these rights will contribute to our cash flows. Accordingly, we do not amortize our cable franchise rights. Instead, we assess the carrying value of our cable franchise rights annually, or more frequently whenever events or changes in circumstances indicate that the carrying amount may exceed the fair value (“impairment testing”).

The annual impairment test for indefinite-lived intangibles allows for the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible is less than its carrying amount. An entity may choose to perform the qualitative assessment or an entity may bypass the qualitative assessment and proceed directly to the quantitative impairment test. If it is determined, on the basis of qualitative factors, that the fair value of a reporting unit is, more likely than not, less than its carrying value, the quantitative impairment test is required. When performing a quantitative assessment, we estimate the fair value of our cable franchise rights primarily based on a discounted cash flow analysis that involves significant judgment. When analyzing the fair values indicated under the discounted cash flow models, we also consider multiples of operating income before depreciation and amortization generated by the underlying assets, current market transactions and profitability information.

We have not recorded any impairment charges to our cable franchise rights in the periods for which the carve-out financial statements have been prepared. Based on analyses performed at Comcast from 2011 through 2013, the percentage of decline in fair value necessary to yield an impairment was in all cases in excess of 20% for the divisions containing our cable systems.

We could record impairment charges in the future if there are changes in long-term market conditions, in expected future operating results, or in federal or state regulations that prevent us from recovering the carrying value of these cable franchise rights. Assumptions made about increased competition and economic conditions could also impact the results of any qualitative assessment and the valuations used in future annual quantitative impairment testing and result in a reduction in the fair values of our cable franchise rights.

BUSINESS

The Company

We are currently a wholly owned subsidiary of Comcast that was formed in May 2014 as a limited liability company and converted to a corporation in September 2014. Following the spin-off, we will be a stand-alone company that will hold cable systems serving approximately 2.5 million existing Comcast video subscribers in the Midwestern and Southeastern United States. Following consummation of the transactions, holders of Comcast common stock as of the record date will own approximately 67% of us, and New Charter will own the remaining approximately 33%. Comcast will have no remaining interest in us.

The description of our business below describes our business as expected to be conducted immediately following the spin-off. Until the spin-off, our business had been operated as a part of Comcast’s Cable Communications reportable business segment. Following the transactions, Comcast will provide transition services to us for certain functions, and Charter will provide certain services to us.  The transition services to be provided by Comcast under the transition services agreement will be temporary in nature and are designed to allow us, in conjunction with services to be provided by Charter under the Charter services agreement, sufficient time to transition the provision of cable services to our customers in a manner that minimizes customer disruption. See “Arrangements Among Us, Comcast and Charter” for additional information on these agreements.

Description of Our Business

We offer a variety of video, high-speed Internet and voice services (“cable services”) over our geographically-aligned cable distribution system to residential and commercial customers located in the Midwestern and Southeastern United States.  As of September 30, 2014, we served approximately 2.5 million video customers, 2.3 million high-speed Internet customers and 1.1 million voice customers and passed approximately 6.4 million homes and businesses.  As of September 30, 2014, we had customer relationships with approximately 2.7 million residential customers and 183,000 commercial customers.

We offer our cable services individually and in bundles.  Our subscription rates and related charges vary according to the services and features customers receive and the type of equipment they use, and customers are typically billed in advance on a monthly basis. Our residential customers may generally discontinue service at any time, while commercial customers may only discontinue service in accordance with the terms of their contracts, which typically have two- to five-year terms.

The Areas We Serve

The map below highlights the markets where we offer cable services. As of September 30, 2014, our cable systems serving the Detroit DMA, the Minneapolis-St. Paul DMA and the Indianapolis DMA comprised approximately 28%, 22% and 14% of our total video customers, respectively, and the DMAs highlighted in the map below comprise over 90% of our total video customers. The concentration in these DMAs of high-speed Internet customers is substantially similar to the concentration of our video customers.

Customer Metrics

The table below summarizes certain customer and penetration data for our cable systems.

(in thousands)	September 30, 2014	December 31, 2013
Homes and businesses passed(a)	6,361	6,309
Video
Video customers(b)	2,460	2,515
Video penetration(c)	38.7%	39.9%
Digital video customers(d)	2,450	2,484
Digital video penetration(d)	99.6%	98.7%
High-speed Internet
High-speed Internet customers	2,333	2,273
High-speed Internet penetration(c)	36.7%	36.0%
Voice
Voice customers	1,150	1,152
Voice penetration(c)	18.1%	18.3%
Total customer relationships(e)	2,907	2,933
Single product customers	871	917
Double product customers	1,036	1,026
Triple product customers	1,000	991

Customer metrics include our residential and commercial customers. All percentages are calculated based on actual amounts. Minor differences may exist due to rounding.

(a)
Homes and businesses are considered passed if we can connect them to our distribution system without further extending the transmission lines. Homes and businesses passed is an estimate based on the best available information.

(b)
We count and report customers who reside in multiple dwelling units (“MDUs”) that are billed under bulk contracts under a billable customers method. For MDUs whose residents have the ability to receive additional cable services, such as additional programming choices or our HD or DVR services, we count and report customers based on the number of potential billable relationships within each MDU. For MDUs whose residents are not able to receive additional cable services, the MDU is counted as a single customer.

(c)	Penetration is calculated by dividing the number of customers by the number of homes and businesses passed.
(d)
Digital video customers include customers receiving digital signals through any means, including CableCARDs and digital transport adapters. Digital video penetration is calculated by dividing the number of digital video customers by total video customers.

(e)
Customer relationships represent the number of residential and commercial customers that subscribe to at least one of our cable services and are presented based on actual amounts. As of September 30, 2014, we had 183,000 commercial customer relationships. Single product, double product and triple product customers represent customers that subscribe to one, two or three of our cable services, respectively.

Cable Services

Video Services

We offer a broad variety of video services, generally ranging from a basic video service to a full digital service with access to over 200 channels.  Our basic video service generally consists of local broadcast networks, local community programming, such as governmental and public access, and certain other channels, such as weather, shopping and religious channels.  Our digital video service includes national and regional cable networks, premium channels, music channels, pay-per-view channels and our video on demand service, and an interactive, electronic programming guide with parental controls.  Premium channels include networks such as HBO, Showtime, Starz and Cinemax that generally offer, without commercial interruption, movies, original programming, live and taped sporting events and concerts, and other features. We offer a number of digital video and premium channel packages.  Our digital video customers may also subscribe to our advanced services.  Our advanced video services include DVRs, which digitally record programming and pause and rewind live programming, and HD set-top boxes, which provide high-resolution picture quality, improved audio quality and a wide-screen format.

Our video on demand service provides our digital video customers with over 10,000 programming choices. Our video on demand service includes standard definition, HD and three dimensional (3D) content.  Our video on demand programming options may be accessed for free if the content is associated with the customer’s linear subscription, including for a premium channel subscription, or for a fee on a transactional basis.  We also offer customers a range of subscription-based video on demand packages.  Pay-per-view channels allow customers to pay on a per-event basis to view a single showing of a recently released movie, a one-time special sporting event, music concert, or similar event on a commercial-free basis.

Our mobile TV app enables our video customers to search and discover content on their smartphones and tablets, allowing them to watch over 130 live channels and use the device as a remote to control their digital set-top box while in their home. Customers also have the ability to browse our program guide, search for programming and schedule DVR recordings from inside and outside the home online and through our mobile TV app. Our online offerings include many of our largest and most popular networks.

High-Speed Internet Services

We offer a variety of high-speed Internet services, with downstream speeds up to 105 Mbps.  These services also include our Internet portal, which provides access to email, an address book and online security features.  Our high-speed Internet services use DOCSIS 3.0 wideband technology, which has enabled us to deliver our faster Internet speeds and provides greater reliability.  To meet the increasing bandwidth needs of our customers who use multiple IP devices in the home, our customers may lease wireless routers to maximize their wireless Internet speeds.

Voice Services

We offer voice service plans using an interconnected VoIP technology that provide unlimited local and domestic long-distance calling and include options for international calling plans, voicemail, caller ID (including, for our video customers, caller ID on the TV), call waiting and other features. Our voice services also include the ability to access and manage voicemail and other account features through our Internet portal or by using mobile apps for smartphones and tablets.

Commercial Services

We offer our cable services to small (up to 20 employees) and medium-sized (up to 500 employees) commercial businesses (“commercial services”). In addition to the features provided to our residential cable services customers, our services for commercial customers can include scalable broadband communications solutions for businesses and carrier organizations of all sizes such as Internet access, data networking, fiber connectivity to cellular towers and office buildings, video entertainment services and business telephone services.

We also offer advanced voice services and Ethernet network services to our medium- and large-sized commercial customers that connect multiple locations.  We also offer cellular backhaul services to mobile network operators to help them manage network bandwidth.

Advertising

As part of our distribution agreements with cable networks, we generally receive an allocation of scheduled advertising time on cable networks that we sell to local, regional and national advertisers. In most cases, the available advertising time is sold by our sales force. We also represent the advertising sales of other multichannel video providers in some markets. In addition, we generate revenue from the sale of advertising online and on our video on demand service.

Other Revenue Sources

We receive revenue related to cable franchise and other regulatory fees. We also receive revenue related to commissions from electronic retailing networks and from home security and automation services. Our cable franchise and regulatory fees represent the fees required to be paid to federal, state and local authorities that we pass through to our customers. Under the terms of our franchise agreements, we are generally required to pay to the cable franchising authority an amount based on our gross video revenue.

Technology

Our cable distribution system uses a hybrid fiber-optic and coaxial cable network that we believe is sufficiently flexible and scalable to support our future technology requirements. This network provides the two-way transmissions that are essential to providing interactive video services, such as video on demand, and high-speed Internet and voice services.

Immediately following the spin-off, Comcast will provide certain transition services to us to support our technology platforms for specific periods of time generally ranging for up to 12 months, which can be extended for up to an additional 12 months, as will be set forth in the transition services agreement. These transition services will include network operations for fiber and outage monitoring, network support tools, Internet Protocol TV infrastructure and support for our high-speed Internet and voice services, such as our email and voicemail platforms. Additionally, Comcast will continue to support our use of Comcast’s X1 platform, which uses IP technology and Comcast’s cloud network servers to deliver video and advanced search capabilities and allow access to certain third-party apps via the Internet, such as Pandora and Facebook. We expect that we will transition to Charter’s technology platform and simultaneously scale down Comcast’s transition services.

Sources of Supply

To offer our video services, we must obtain licenses for a substantial portion of our programming from cable and broadcast networks, as well as from local broadcast television stations. We also must obtain rights from programming suppliers to license individual programs or packages of programs for our video on demand, as well as to distribute our programming to our subscribers through multiple delivery platforms, such as through our video on demand service, online, and our mobile apps for smartphones and tablets. In connection with the spin-off, we will cease to have licenses to offer our programming under Comcast’s agreements with programming suppliers and expect that we will obtain these licenses either through Charter’s agreements with programming suppliers or through agreements that we will enter into directly.

Video programming expenses are affected by the programming license fees charged by cable networks, fees we pay for retransmission of the signals from local broadcast television stations, the number of video customers we serve and the amount of content we provide. We anticipate that our programming expenses will continue to increase as additional content is provided to our customers; as content is delivered through an increasing number of platforms, including video on demand, online and mobile apps; and as the fees we pay increase.

We purchase a significant number of set-top boxes from a limited number of suppliers, network equipment and services that we use in providing our cable services.

For our high-speed Internet services, we license software products (such as email and security software) and content (such as news feeds) for our portal from a variety of suppliers under contracts in which we generally pay on a fixed-fee basis, on a per subscriber basis (in the case of software product licenses) or on a video advertising revenue share basis (in the case of content licenses).

For our voice services, we license software products (such as voicemail and text messaging) from a variety of suppliers under multi-year contracts. The fees we pay are generally based on the consumption of the related services.

Though Comcast will be providing transitional services to support our customer billing operations, we will use three primary vendors to provide customer billing.

Customer and Technical Services

Our customers will receive 24/7 call-answering capability and other services through Charter’s customer service centers. Our technical services group performs various tasks, including installations, plant maintenance and upgrades to our cable distribution system.

Sales and Marketing

We offer our services directly to residential and business customers through our customer service centers, door-to-door selling, direct mail advertising, television advertising, Internet advertising, local media advertising, telemarketing and retail outlets. We market our cable services both individually and as bundled services. We intend to transition from Comcast’s XFINITY brand and co-brand our cable services with Charter’s Spectrum brand following the spin-off.

Competition

We operate in an intensely competitive, consumer-driven and rapidly changing environment and compete with a growing number of companies that provide a broad range of communications products and services and entertainment, news and information products and services to consumers. Technological changes are further intensifying and complicating the competitive landscape by challenging existing business models and affecting consumer behavior.

Competition for all of our cable services consists primarily of DBS providers, which have a national footprint and compete in all our service areas, phone companies, some with fiber-based networks that overlap approximately half of our service areas and are continuing to expand their fiber-based networks, and in some of our service areas, traditional cable providers that build and operate wireline communications systems. These competitors offer features, pricing and packaging for cable services that are comparable to the pricing and services we offer. There also continue to be new companies, some with significant financial resources, that potentially may compete on a larger scale with some or all of our cable services. For example, companies continue to emerge that provide Internet streaming and downloading of video programming, some of which charge a nominal or no fee. Moreover, wireless technology, such as 3G and 4G wireless broadband services and Wi-Fi networks, may compete with our video and high-speed Internet services.  Our voice services are facing increased competition as people chose to replace their land lines for wireless and Internet-based phone services.

Additionally, in May 2014, AT&T announced its intention to acquire DirecTV, the nation’s largest DBS provider.  If completed, this transaction will create an even larger competitor for our cable services that will have the ability to expand its cable service offerings to include bundled wireless offerings, which may have an adverse impact on our competitive position, business and results of operations.

Video Services

We compete with a number of different sources that provide news, sports, information and entertainment programming to consumers, including:

•	DBS providers that transmit satellite signals containing video programming and other information to receiving dishes located on the customer’s premises;

•	phone companies that have built and continue to build fiber-optic-based networks that provide cable services similar to ours, which now overlap a substantial portion of our service areas;

•	other providers that build and operate wireline communications systems in the same communities that we serve, including those operating as franchised cable operators; and

•	SMATV systems that generally serve MDUs, office complexes and residential developments.

We also may compete with digital distribution services and devices that offer Internet video streaming and downloading of movies, television shows and other video programming.

DBS Providers. According to recent government and industry reports, conventional medium-power and high-power satellites provide video programming to approximately 34 million subscribers in the United States. DBS providers with high-power satellites typically offer video services substantially similar to our video services. Two companies, DIRECTV and DISH Network, provide service to substantially all of these DBS subscribers. DBS providers also have marketing arrangements with certain phone companies in which the DBS provider’s video services are sold together with the phone company’s high-speed Internet and phone services.  In May 2014, AT&T announced its intention to acquire DirecTV; this acquisition may have an adverse impact on our competitive position, business and results of operations.

Phone Companies.  Certain phone companies, primarily AT&T, have built and are continuing to build wireline fiber-optic-based networks that provide video and high-speed Internet services in substantial portions of our service areas. AT&T U-Verse overlaps approximately half of our service areas, and approximately three-quarters and two-thirds of our Detroit and Indianapolis DMAs, respectively.  AT&T, as well as other phone companies with fiber-optic-based networks or digital subscriber line (“DSL”) technology, such as CenturyLink, Frontier and Windstream, may also market video services provided by DBS providers in certain areas where they provide only high-speed Internet and phone services.  Additionally, the proposed AT&T acquisition of DirecTV may have an adverse impact on our competitive position, business and results of operations.

Other Wireline Providers. Federal law prohibits franchising authorities from unreasonably denying requests for additional franchises, and it permits franchising authorities to operate cable systems. In addition to phone companies, various other companies, including those that traditionally have not provided cable services and have significant financial resources, have obtained cable franchises and provide competing cable services. These and other cable systems, including Wide Open West, offer cable services in some areas where we hold franchises. We anticipate that facilities-based competitors may emerge in other franchise areas that we serve.

Satellite Master Antenna Television Systems.  Our cable services also compete for customers with SMATV systems. SMATV system operators typically are not subject to regulation in the same manner as local, franchised cable system operators. SMATV systems offer their subscribers both improved reception of local broadcast television stations and much of the programming offered by our cable systems. In addition, some SMATV system operators offer packages of video, Internet and phone services to residential and commercial customers.

Other. We may also compete with newer online services from digital distributors that offer Internet video streaming and downloading of movies, television shows and other video programming and in some cases charge a nominal or no fee. Additionally, we may compete with consumer electronics companies that sell Internet-connected TVs or gaming consoles that provide their own user interface for searching TV programs and offer links to various third-party apps. The success of these newer services could negatively impact demand for our video services, including for our DVR, premium channel and video on demand services.

Our cable services also may compete for customers with other companies, such as local broadcast television stations that provide multiple channels of free over-the-air programming, as well as video rental services and home entertainment products.

High-Speed Internet Services

We compete with a number of companies offering Internet services, many of which have substantial resources, including:

•	wireline phone companies;

•	ISPs;

•	wireless phone companies and other providers of wireless Internet service;

•	power companies; and

•	municipal broadband networks.

DSL technology allows Internet access to be provided to customers over phone lines at data transmission speeds substantially greater than those of dial-up modems. Phone companies and certain other companies offer DSL service, and several of these companies have increased data transmission speeds, lowered prices or created bundled service packages. In addition, some phone companies, such as AT&T, CenturyLink and Frontier, have built and are continuing to build fiber-optic-based networks that allow them to provide data transmission speeds that exceed those that can be provided with DSL technology, and we believe they are now offering these higher-speed services in over a majority of our service areas. Certain municipalities in our service areas are also building fiber-optic-based networks.

Various wireless companies are offering Internet services using a variety of network types, including 3G and 4G wireless high-speed Internet networks and Wi-Fi networks. Some of these services are similar to ours. These networks work with devices such as wireless data cards and wireless embedded devices, such as smartphones, laptops, tablets and mobile wireless routers. In addition, a significant number of commercial venues, such as retail malls, restaurants and airports, offer Wi-Fi service. Numerous local governments are also considering or actively pursuing publicly subsidized Wi-Fi and other Internet access networks. The availability of these wireless offerings could negatively impact the demand for our high-speed Internet services.

Voice Services

Our voice services compete with services offered by wireline phone companies, including incumbent local exchange carriers (“ILECs”) and competitive local exchange carriers (“CLECs”), wireless and Internet-based phone service providers and other VoIP service providers. Certain of these competitors, such as the ILEC AT&T, have substantial capital and other resources, longstanding customer relationships, and extensive network facilities and rights-of-way. Several CLECs also have existing facilities-based local networks and significant financial resources. In addition, we are increasingly competing with wireless phone service providers as people replace landline phones  with mobile phones and with Internet-based phone services.

Commercial Services

Our commercial services primarily compete with a variety of phone companies, including ILECs and CLECs. These companies either operate their own network infrastructure or rely on reselling another carrier’s network. We also compete with satellite operators who provide video offerings for businesses.

Seasonality and Cyclicality

Our business is subject to seasonal and cyclical variations. Our results are impacted by the seasonal nature of customers receiving our cable services in college and vacation markets. Our revenue is subject to cyclical advertising patterns and changes in viewership levels. Our advertising revenue is generally higher in the second and fourth calendar quarters of each year, due in part to increases in consumer advertising in the spring and in the period leading up to and including the holiday season. Advertising revenue is also cyclical, benefiting in even-numbered years from advertising related to candidates running for political office and issue-oriented advertising.

Legislation and Regulation

The Communications Act and FCC regulations and policies affect significant aspects of our business, which also is subject to other regulation by federal, state and local authorities under applicable laws and regulations, as well as under agreements we enter into with franchising authorities. A failure to comply with these regulations could subject us to substantial penalties. Legislators and regulators at all levels of government frequently consider changing, and sometimes do change, existing statutes, rules or regulations, or interpretations of existing statutes, rules or regulations, or prescribe new ones, which may significantly affect our business. For example, Congress is expected to consider a number of legislative proposals in 2015 addressing communications issues, including whether it should rewrite the entire Communications Act to account for changes in the communications marketplace, how it should address the FCC’s authority to implement open Internet regulations and whether it should modify rules relating to cable distribution of local TV stations. We are unable to predict whether any such proposals will be enacted into law, or how any such changes would ultimately affect our business. The following paragraphs summarize material existing and potential future legal and regulatory requirements affecting our business, although reference should be made to the Communications Act, FCC regulations, and other legislation and regulations for further information.

Video Services

Must-Carry/Retransmission Consent. Cable operators are currently required to carry, without compensation, the programming transmitted by most local commercial and noncommercial broadcast television stations. Cable operators are required to dedicate up to one third of their activated channel capacity to accommodate local broadcast television stations that elect mandatory carriage. Alternatively, local broadcast television stations may choose to negotiate with a cable operator for retransmission consent, under which the station gives up its must-carry rights and instead seeks to negotiate a carriage agreement with the cable operator. Such agreements frequently involve cash payments to the station. We currently pay certain local broadcast television stations in exchange for their required consent for the retransmission of the stations’ broadcast programming to our video services customers and expect to continue to be subject to demands for increased payments and other concessions from local broadcast television stations. Congress passed legislation in 2014 prohibiting local TV stations from coordinating retransmission consent negotiations with other TV stations in the same market unless the stations are commonly owned. We cannot predict whether that change will have a material impact on our retransmission consent negotiations with local TV stations. Congress also directed the FCC to initiate a rulemaking to review aspects of its retransmission consent rules. We cannot predict the outcome of the rulemaking or how it might affect our future retransmission consent negotiations.

Pricing and Packaging. The Communications Act and FCC regulations limit the prices that cable operators may charge for basic video service, equipment and installation. These rules do not apply to cable systems that the FCC determines are subject to effective competition, or where franchising authorities have chosen not to regulate rates. Approximately 82% of our video services customers are not subject to rate regulation. From time to time, Congress and the FCC consider imposing new pricing or packaging regulations, including proposals that would require cable operators to offer programming networks on an a la carte or themed-tier basis instead of, or in addition to, our current packaged offerings. Additionally, uniform pricing requirements under the Communications Act may affect our ability to respond to increased competition through offers that aim to retain existing customers or regain those we have lost.

Leased Access. The Communications Act requires a cable system to make available up to 15% of its channel capacity for commercial leased access by third parties to provide programming that may compete with services offered directly by the cable operator. While we have not been required to devote significant channel capacity to leased access to date, the FCC has adopted regulations that dramatically reduce the rates we can charge for leased access channels. The implementation of these rules has been stayed by a federal court pending the outcome of a challenge brought by several cable operators and also has been blocked by the Office of Management and Budget. If implemented, these regulations could adversely affect our business by significantly increasing the number of cable system channels occupied by leased access users and by significantly increasing the administrative burdens and costs associated with complying with such regulations.

Program Access. The Communications Act and FCC regulations generally prevent cable networks vertically integrated with cable operators from favoring affiliated cable operators over other multichannel video providers. The FCC’s rules give multichannel video providers, as well as certain qualifying buying groups that purchase programming on behalf of multichannel video providers, the ability to bring complaints alleging discrimination by a vertically-integrated cable network. The FCC is considering proposals that would, among other things, make it easier for multichannel video providers to use buying groups and for such buying groups to pursue complaints under the rules. It is uncertain whether the FCC will act on these proposals and, if adopted, what impact these proposals would have on our ability to participate in buying groups that are permitted to invoke these protections under the program access rules.

Over-the-Top Video Providers. The FCC has initiated a rulemaking to consider whether to classify certain “over-the-top” video providers that offer multichannel programming services to any customers with a broadband Internet connection as multichannel video providers (“MVPDs”) under FCC rules. If the FCC decides to classify these “over-the-top” providers as MVPDs, they will qualify for certain program access protections, including the right to obtain programming from vertically-integrated programmers at nondiscriminatory rates, terms and conditions and possibly be subject to certain regulatory requirements that apply to MVPDs. These protections would increase such providers’ ability to compete with our video services. The outcome of this issue cannot be determined at this time.

Cable Equipment. The Communications Act includes provisions aimed at promoting the retail sale of set-top boxes and other equipment that can be used to receive digital video services, and the FCC has adopted regulations implementing that policy. With the exception of certain one-way devices, like digital transport adapters, these regulations prohibit cable operators from deploying new set-top boxes that perform both channel navigation and security functions. As a result, most set-top boxes that we purchase must rely on a separate security device known as a CableCARD. Congress passed legislation in 2014 that repeals this prohibition effective December 4, 2015. The legislation also directs the FCC to establish a working group to report by September 4, 2015 on software-based security aimed at promoting the retail availability of video devices. It is uncertain what, if any, steps the FCC will take in response to that report. In addition, the FCC has adopted regulations aimed at promoting the manufacture of plug-and-play TV sets and other equipment that can connect directly to a cable system with a CableCARD and receive one-way video services without the need for a set-top box. The regulations also require cable operators to provide a credit to customers who use plug-and-play equipment purchased at retail and to allow them to self-install CableCARDs rather than having to arrange for professional installation. A federal court vacated some of these CableCARD rules in a decision in January 2013. The FCC has sought comment on an equipment manufacturer’s proposal that the FCC readopt these rules, and also has received requests that it supplant CableCARDs with another technology that would enable retail video devices to work on any MVPD system, not just a cable system. We are unable to predict what, if any, proposals might be adopted or what effect they might have on our cable business.

In December 2013, MVPDs, equipment manufacturers and other entities announced a voluntary agreement taking steps to improve the energy efficiency of set-top boxes. In response to the agreement, the Department of Energy terminated a rulemaking it had initiated in this area. However, proposals to impose energy efficiency requirements on set-top boxes and network equipment continue to be considered at the state level and we cannot predict what, if any, proposals might be adopted in the future.

MDUs and Inside Wiring. FCC regulations prohibit exclusive video service access agreements between cable operators and MDUs or other private residential real estate developments, as well as our enforcement of exclusivity provisions in any of our pre-existing access agreements. These restrictions do not apply to competing DBS providers or SMATV operators. FCC regulations also facilitate competitors’ access to the cable wiring inside such properties.

Pole Attachments. The Communications Act permits the FCC to regulate the rates, terms and conditions that pole-owning utility companies (with the exception of municipal utilities and rural cooperatives) charge cable systems and telecommunications carriers for allowing attachments to their poles. States are permitted to preempt FCC jurisdiction and regulate the rates, terms and conditions of attachments themselves, and three of the states in which we operate have done so (Illinois, Kentucky and Ohio). These states have generally followed the FCC’s pole attachment rate standards. Until recently, the pole attachment rates applicable to telecommunications services were significantly higher than the rates we have paid for cable and other services. In February 2013, a federal court upheld changes to the FCC’s pole rate formula. The changes reduce the rates for telecommunications service pole attachments to levels that are at or near the rates for cable attachments, but utility companies are able to rebut certain presumptions in the new formula so as to justify higher rates, and it is expected that most will attempt to do so.

Franchising. Cable operators generally operate their cable systems under nonexclusive franchises granted by local or state franchising authorities. While the terms and conditions of franchises vary materially from jurisdiction to jurisdiction, franchises typically last for a fixed term, obligate the franchisee to pay franchise fees and meet service quality, customer service and other requirements, and are terminable if the franchisee fails to comply with material provisions. The Communications Act permits franchising authorities to establish reasonable requirements for public, educational and governmental access (“PEG”) programming, and some of our franchises require substantial channel capacity and financial support for this programming. The Communications Act also contains provisions governing the franchising process, including, among other things, renewal procedures designed to protect incumbent franchisees against arbitrary denials of renewal. We believe that our franchise renewal prospects are generally favorable, but cannot guarantee the future renewal of any individual franchise.

FCC regulations establish franchising processes and obligations for new entrants that are different from those applicable to existing providers. For example, these regulations limit the range of financial, construction and other commitments that franchising authorities can request of new entrants and preempt certain local “level playing field” franchising requirements. In addition, most of the states in which we operate, including Georgia, Illinois, Indiana, Michigan, Ohio, Tennessee and Wisconsin, have enacted legislation to provide statewide franchising or to simplify local franchising requirements for new entrants. Some of these statutes also allow new entrants to operate on more favorable terms than our current operations, for instance by not requiring that the new entrant provide service to all parts of the franchise area or permitting the new entrant to designate only those portions it wishes to serve. We do not qualify as a new entrant because we are considered a transferee of Comcast, the incumbent operator. Virtually all of these statutes allow incumbent cable operators to opt into the new state franchise immediately or later when a competing state franchise has been issued for the incumbent cable operator’s franchise area. However, even in those states, the incumbent cable operator is sometimes required to retain certain franchise obligations that are more burdensome than the new entrant’s state franchise.

Copyright Regulation. In exchange for filing reports and contributing a percentage of revenue to a federal copyright royalty pool, cable operators can obtain blanket permission to retransmit copyrighted material contained in broadcast signals. Cable operators must pay additional royalty fees for each digital multicast programming stream from an out-of market broadcast station they retransmit that does not duplicate the content of the station’s primary stream. In 2014, the Copyright Office adopted final rules implementing audit procedures for copyright owners to review operators’ copyright royalty reporting practices, and it is possible these audits could result in copyright owner demands for additional royalty fees for past accounting periods. The possible modification or elimination of this copyright license is the subject of ongoing legislative and administrative review. Congress passed the STELA Reauthorization Act of 2014 (“STELAR”), which extends the compulsory license for DBS carriage of distant broadcast stations to December 31, 2019.

High-Speed Internet Services. We provide high-speed Internet services over our cable distribution system. In 2002, the FCC ruled that high-speed Internet services such as ours are interstate information services that are not subject to regulation as a telecommunications service under federal law or to state or local utility regulation. However, our high-speed Internet services are subject to a number of regulatory obligations, including compliance with the Communications Assistance for Law Enforcement Act (“CALEA”) requirement that high-speed ISPs implement certain network capabilities to assist law enforcement in conducting surveillance of persons suspected of criminal activity.

In 2010, the FCC adopted “open Internet” regulations applicable to broadband ISPs. The regulations required broadband ISPs such as us to disclose information regarding network management, performance and commercial terms of the service (the “transparency rule”); barred broadband ISPs from blocking access to lawful content, applications, services or non-harmful devices; and barred wireline broadband ISPs such as us from unreasonably discriminating in transmitting lawful network traffic. The no-blocking and non-discrimination requirements allowed for reasonable network management. The FCC did not prohibit speed tiers or usage-based pricing, but specifically noted that “paid prioritization” (i.e., charging content, application and service providers for prioritizing their traffic over our last-mile facilities) or an ISP’s prioritizing of its own Internet content likely would violate these regulations. In January 2014, the U.S. Court of Appeals for the D.C. Circuit vacated all of the FCC’s rules except for the transparency rule but the court also held that the FCC had the fundamental authority to regulate broadband Internet access services as a general matter. The FCC has launched a rulemaking to adopt new open Internet regulations. Among other things, the FCC has proposed expanding the transparency rule to include additional disclosures; readopting the no-blocking rule under a different legal rationale; and subjecting conduct that would otherwise be permissible under the proposed no-blocking rule to a commercially reasonableness standard. The FCC also has invited comment on proposals to reclassify broadband Internet service as a “telecommunications service,” which would authorize the FCC to subject it to traditional common carriage regulation under Title II of the Communications Act. Under a Title II framework, the FCC could potentially regulate our customer rates for broadband Internet services and could prohibit or seriously restrict arrangements between us and Internet content, application, and service providers. President Obama has urged the FCC to reclassify broadband Internet service as a “telecommunications service” and adopt a ban on paid prioritization and other open Internet rules while forbearing from rate regulation and other common carrier regulations less relevant to broadband services. We cannot predict what rules the FCC will adopt in this proceeding. States also may attempt to regulate ISPs in light of the court’s decision.

A number of states have enacted laws that restrict or prohibit local municipalities from operating municipally-owned broadband networks.  Municipalities in Tennessee have filed petitions with the FCC requesting that the FCC preempt the restrictions in their states’ laws.  The FCC has invited public comment on the petitions, but we cannot predict the ultimate outcome of these proceedings.

In addition, the FCC began an inquiry in 2014 into Internet interconnection arrangements. We have a number of peering and transit arrangements with other network operators, and these kinds of arrangements historically have not been regulated by the FCC. The FCC Chairman, however, has stressed that the FCC has a responsibility to ensure “connectivity” of the Internet, and although he has made clear that he does not consider peering and transit arrangements to be an “open Internet” issue, he considers it a related issue.  The FCC is collecting information from various providers. We cannot predict what additional actions, if any, the FCC may take or what effect they might have on our business.

In February 2012, Congress authorized the FCC to conduct an incentive auction to reassign a portion of the broadcast spectrum for mobile broadband use. The FCC currently is conducting a proceeding to implement this statute and has announced that it intends to auction some spectrum currently used for television broadcasting in 2016. The FCC also is conducting other rulemakings to reallocate other spectrum to broadband uses, and has initiated an auction of spectrum in the Advanced Wireless Services. We cannot predict the precise effect of these changes or the success of any future planned spectrum auction on our business, but reallocating spectrum for wireless broadband uses could intensify competition to our broadband services from wireless providers.

In addition, Congress and federal regulators have adopted a wide range of measures affecting Internet use, including, for example, consumer privacy, consumer protection, copyright protection, defamation liability, taxation, obscenity and unsolicited commercial email. For example, in 1998, the Internet Tax Freedom Act was enacted in an effort to promote use of the Internet, and has been extended several times, but is scheduled to expire in September 2015, unless it is extended again. State and local governments also have adopted Internet-related regulations. Furthermore, Congress, the FCC, and certain state and local governments are considering proposals to impose customer service, quality of service, expanded copyright protection requirements, taxation, child safety, privacy and standard pricing regulations on high-speed ISPs. It is uncertain whether any of these proposals will be adopted. The adoption of new laws or the application of existing laws to the Internet could have a material adverse effect on our high-speed Internet business.

The FCC has launched a proceeding to define what connection speeds and other service characteristics constitute a broadband service.  This proceeding is relevant for the FCC’s annual determination of whether broadband services are being deployed in a reasonable and timely way.  Under the relevant statute, if the FCC determines that they are not, it has the authority to adopt measures to accelerate broadband deployment.  The FCC has proposed to rely in part on this authority to adopt new open Internet regulations, and could use this authority to adopt other measures affecting our broadband business.

Voice Services. We provide voice services by using interconnected VoIP technology. The FCC has adopted a number of regulations for providers of nontraditional voice services such as ours, including regulations relating to customer proprietary network information, local number portability duties and benefits, disability access, E911, law enforcement assistance (CALEA), outage reporting, rural call completion reporting, Universal Service Fund contribution obligations, domestic discontinuance requirements and certain regulatory filing requirements. The FCC has not yet ruled on whether interconnected VoIP service should be classified as an “information service” or a “telecommunications service” under the Communications Act. The classification determination is important because telecommunications services are still regulated more pervasively than information services. The regulatory environment for our voice services therefore remains uncertain at both the federal and the state levels. Until the FCC definitively classifies interconnected VoIP service, state regulatory commissions and legislatures may continue to investigate imposing regulatory requirements on our voice services. A number of states (though none in our current footprint) have enacted laws that preclude state public utility regulation of VoIP-based services notwithstanding how they are classified under federal law.

Because the FCC has not determined the appropriate classification of our voice services, the precise scope of interconnection regulations applicable to us as a provider of nontraditional voice services is not clear. In light of this uncertainty, providers of VoIP services typically either secure CLEC authorization or obtain interconnection to traditional wireline phone company networks by contracting with an existing CLEC, whose right, as a telecommunications carrier, to request and obtain interconnection with the traditional wireline phone companies is set forth in the Communications Act. We have arranged for such interconnection through Comcast’s CLECs until such time that we arrange interconnection through our affiliated CLECs or third party CLECs. If a regulatory or judicial authority were to deny our ability to interconnect through one of our CLECs, our ability to provide voice services and compete in the area in question would be negatively impacted. In 2012, the FCC sought comment on two petitions that raise issues concerning the interconnection obligations for IP voice providers, and it also formed a task force to coordinate the FCC’s efforts on issues related to the transition of networks from circuit-switched to packet-switched technology, including the issue of IP interconnection. In 2014, the FCC issued an order that, among other things, invited voice providers to submit proposals to initiate tests of providing IP-based alternatives to existing services in discrete geographic areas or situations, and a number of such proposals have been filed. We cannot predict what, if any, further actions the FCC might take in this area or what effect any such actions might have on our business. In November 2011, the FCC issued an order clarifying the entire intercarrier compensation system, which governs the arrangements by which telecommunications carriers compensate one another for exchanged traffic, whether it be for local, intrastate or interstate traffic, or VoIP-to-PSTN. The FCC order affirmed the right of CLECs to collect intercarrier compensation when providing interconnection for VoIP providers.  The FCC order was upheld on appeal by a federal court, but that decision has now been appealed to the Supreme Court of the United States.

Universal Service. A federal program known as the Universal Service program generally requires telecommunications service providers to pay a fee based on revenue from their services into a fund used to subsidize the provision of telecommunications services in high-cost areas and to low-income consumers and the provision of Internet and telecommunications services to schools, libraries and certain health care providers. Some states also have analogous programs that support service in high cost areas or to low-income consumers.

The FCC issued an order in November 2011 that changed the way that a majority of Universal Service funds are allocated and began implementing that order in 2012. By focusing on broadband and wireless deployment, and moving away from supporting traditional telephone service, the changes could assist some of our competitors in more effectively competing with our service offerings, while others could receive less funding. The actual impact of the changes is not yet known. The FCC’s ruling has been upheld by a federal court, but that decision has now been appealed to the Supreme Court of the United States.

In July 2014, the FCC released an order substantially revising the program to support services to schools and libraries. Under the new rules, support will be shifted from voice services and other legacy services to broadband service and to the deployment of Wi-Fi networks.

The FCC has a long-pending proceeding to reform the mechanism used to collect the fees used to fund federal universal service programs. Proposals in that proceeding have included changing the basis on which the fee is calculated from revenue to a per-user fee, or per-connection fee, to adopt a fee based on bandwidth or to expand the services subject to the fee to include broadband Internet access. In August 2014, the FCC referred the question of how to reform universal service fees to the Federal-State Joint Board on Universal Service, which is expected to make a recommendation in April 2015. We are unable to predict the outcome of this proceeding and whether it will affect our business.

Other Regulations

State and Local Taxes. Some states and localities have imposed or are considering imposing new or additional taxes or fees on the cable services we offer, or imposing adverse methodologies by which taxes or fees are computed. These include combined reporting or other changes to general business taxes, central assessments for property tax, and taxes and fees on video, high-speed Internet and voice services. Cable industry members are challenging certain of these taxes through administrative and court proceedings. In addition, in some situations our DBS competitors and other competitors that deliver their services over a high-speed Internet connection do not face similar state tax and fee burdens. Congress has also considered, and may consider again, proposals to bar states from imposing taxes on DBS providers that are equivalent to the taxes or fees that we pay.

Privacy and Security Regulation. The Communications Act generally restricts the nonconsensual collection and disclosure to third parties of cable customers’ personally identifiable information by cable operators. There are exceptions that permit such collection and disclosure for rendering service, conducting legitimate business activities related to the service, and responding to legal requests. The Communications Act and FCC regulations also provide privacy protections for customer proprietary network information related to our voice services. Several states and numerous local jurisdictions have enacted privacy laws or franchise privacy provisions that apply to cable services.

The FTC has continued to exercise authority over privacy protections generally, using its existing authority over unfair and deceptive practices and other public proceedings to apply greater restrictions on the collection and use of personally identifiable and other information relating to consumers. It also has undertaken numerous enforcement actions against parties that do not provide sufficient security protections against the loss or unauthorized disclosure of this type of information. In July 2013, FTC regulations implementing the Children’s Online Privacy Protection Act (“COPPA”) went into effect. COPPA imposes requirements on website operators and online services that are directed to children under 13 years of age, or that knowingly collect or post personal information or from children under 13 years of age. The FTC rules impose some significant new obligations on operators of websites and online services, including expanded categories of personal information and new data security and data retention requirements, and also expand the scope of COPPA to reach third-party service providers that knowingly collect personal information through a child-directed website or service.

We are also subject to state and federal “do not call” laws regarding telemarketing and state and federal laws regarding unsolicited commercial emails, as well as FCC regulations relating to automated telemarketing calls, texts or SMS messages. The FCC and state attorneys general also have initiated efforts to increase and enforce transparency requirements about the collection and use of consumer information, even in de-identified form. These requirements may require ongoing review of new and rapidly evolving technologies and methods for delivering content and advertising to ensure that appropriate notice is given to consumers and consent is obtained where required.

We are also subject to state and federal regulations and laws regarding information security. Most of these regulations and laws apply to consumer information that could be used to commit identity theft. Substantially all of the U.S. states and the District of Columbia have enacted security breach notification laws, and the FCC has adopted security breach rules for voice services and in October 2014, proposed to impose forfeitures totaling $10 million on two companies for failing to protect customer data from unauthorized access by third parties. These laws generally require that a business give notice to consumers and other government agencies when certain information has been disclosed because of a security breach. Several states have also enacted general information security requirements to safeguard consumer information, including the proper disposal of consumer information.

In February 2013, the President directed the National Institute of Standards and Technology (“NIST”), in cooperation with other federal agencies and owners and operators of U.S. critical infrastructure to develop a voluntary framework that provides a prioritized, flexible, repeatable, performance-based, and cost-effective approach to cyber risk, which was released in February 2014.  It is a compendium of existing, cross-sector cyber defense processes, practices, and protocols that can help companies identify, assess, and manage their cyber risks and vulnerabilities. Additionally, there are pending legislative proposals that could impose new requirements on owners and operators of critical infrastructure. Several government agencies have encouraged compliance with the NIST cybersecurity framework. The FCC is considering expansion of its cybersecurity guidelines or the adoption of cybersecurity requirements. We cannot predict what proposals may ultimately be adopted or how such requirements, if any, would affect our business. Additional and more restrictive requirements may be imposed if and to the extent that state or local authorities establish their own privacy or security standards or if Congress enacts new privacy or security legislation.

Advertising Restrictions. Legislation has been introduced and reports from various government agencies have been issued from time to time urging that restrictions be placed on advertisements for particular products or services, including prescription drugs and the marketing of food or violent entertainment to children, and on the deductibility of advertising expenses. We are unable to predict whether such reports would result in legislative proposals, whether legislative proposals may be adopted, or, if adopted, what impact they would have on our business.

Environmental Matters. Our business operations are subject to environmental laws and regulations and involve air emissions, wastewater discharges, and the use, disposal and cleanup of toxic and hazardous substances. Any failure to comply with environmental requirements could result in monetary fines, civil or criminal sanctions, third-party claims or other costs or liabilities. For example, certain states are investigating whether certain waste disposal policies, procedures and practices of multichannel video programmers are in violation of state law. Environmental requirements have become more stringent over time, and pending or proposed new regulations could impact our operations or costs. For example, climate change regulation, such as proposed greenhouse gas emissions limits or cap and trade programs, could result in an increase in the cost of electricity, which is a significant component of our operational costs at some locations. We are unable to accurately predict how these requirements might be changed in the future and how any such changes might affect our business.

Disabilities Access. Our business is subject to a number of statutory and regulatory requirements related to ensuring that our services are accessible to individuals with disabilities. Among other things, our voice services and email services must be accessible to and usable by persons with disabilities; we must provide additional narrations of key visual elements (referred to as “video description”) on certain of our video services; and we must include closed captioning on certain video programming delivered to our customers. The FCC also has adopted quality standards for closed captioning, as well as rules that will require that on-screen menus and program guides used on set-top boxes and other navigation devices to access multichannel video programming be audibly accessible to blind and low-vision customers. The FCC is considering further accessibility requirements for MVPDs, and we cannot predict what impact those further requirements would have on our business.

Other FCC Regulations. The FCC actively regulates other aspects of our business, including the mandatory blackout of syndicated and network programming; customer service standards; program carriage; loudness of commercial advertisements; political advertising; Emergency Alert System requirements; equal employment opportunity; lottery programming; recordkeeping and public file access requirements; telemarketing; technical standards relating to operation of the cable systems and television stations; and regulatory fees. Until recently, the FCC also regulated mandatory blackouts of sports programming, but those rules have been repealed. The FCC is considering possible changes to regulations in several of these areas. We are unable to predict how these regulations might be changed in the future and how any such changes might affect our business. In addition, while we believe that we are in substantial compliance with FCC regulations, we could in the future be subject to enforcement actions at the FCC, which can result in our having to pay fines to the agency or being subject to other sanctions.

Employees

As of               , 2015, after giving effect to the transactions, we would have had approximately         full-time and part-time employees.

Principal Properties

Our principal physical assets consist of operating plant and equipment, including signal receiving, encoding and decoding devices, headends and distribution networks, and equipment at or near our customers’ homes. Headends consist of electronic equipment necessary for the reception, amplification and modulation of signals and are located near the receiving devices. Our distribution network consists primarily of content distribution servers, coaxial and fiber-optic cables, lasers, routers, switches and related electronic equipment. Our cable plant and related equipment generally are connected to utility poles under pole rental agreements with local public utilities, although in some areas the distribution cable is buried in underground ducts or trenches. Customer premise equipment (“CPE”) consists primarily of set-top boxes and cable modems. The physical components of cable systems require periodic maintenance and replacement.

Our video signal is primarily distributed over fiber-optic networks and content distribution servers. We own most of our service vehicles.

Our high-speed Internet network consists of fiber-optic cables owned or leased by us and related equipment. In addition, we maintain one network operations center with equipment necessary to monitor and manage the status of our high-speed Internet network.

We own or lease buildings throughout our footprint that contain customer service centers, warehouses and administrative space.

Legal Proceedings

Refer to Note 8 to our audited combined financial statements included in this prospectus for a discussion of recent developments related to our legal proceedings.

ARRANGEMENTS AMONG US, COMCAST AND CHARTER

We have provided below a summary description of the contribution, separation and spin-off agreement, the Agreement and Plan of Merger and the key related agreements that will be entered into in connection with the transactions.  The terms of these agreements have not yet been finalized; changes, some of which may be material, may be made to the terms of these agreements before they are finalized.  This description, which summarizes the material terms of these agreements, is not complete.  You should read the full text of these agreements, which will be filed with the SEC as exhibits to the registration statement into which this prospectus is incorporated.

Contribution, Separation and Spin-off Agreement

Prior to the effective time of the spin-off, we will enter into a contribution, separation and spin-off agreement with Comcast (the “separation agreement”) to provide for, among other things, the principal corporate transactions required to effect the spin-off, the conditions to the spin-off and certain provisions governing the relationship between us and Comcast following the spin-off.

The separation agreement will provide that, effective as of the effective time of the spin-off, Comcast will transfer or cause to be transferred to us all of Comcast’s and its subsidiaries’ right, title and interest in the SpinCo systems, together with the related subscribers, the assets primarily related to the SpinCo systems (other than certain specified assets) and certain other specified assets.  In addition, effective as of the effective time of the spin-off, we will assume all liabilities of Comcast and its subsidiaries primarily relating to the SpinCo systems (other than certain specified liabilities) and certain other specified liabilities.  All other assets and liabilities of Comcast and its subsidiaries will be retained by Comcast.

Pursuant to the separation agreement, each of us and Comcast will agree to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary proper or advisable under applicable law to consummate and make effective the spin-off, subject to certain specified exceptions.  In particular, subject to certain specified exceptions, neither we nor Comcast will be required to (i) divest or otherwise hold separate any businesses, assets or properties, (ii) accept any conditions or take any actions that would apply to, or affect, any businesses, assets or properties of us or Comcast that are not consistent with conditions imposed by governmental authorities in prior acquisitions of U.S. cable systems since February 12, 2002 with an aggregate purchase price of at least $500 million (clauses (i) and (ii), subject to certain specified exceptions, are referred to as a “burdensome condition”); provided, however, that any condition that is imposed on and accepted by Comcast to obtain regulatory approval for the Comcast/TWC Merger (except for any condition that relates solely to the assets and liabilities transferred in the transactions and for which there is no substantially similar condition that relates to other assets and liabilities of Comcast) may not be invoked as a burdensome condition or (iii) litigate or participate in the litigation of any proceeding involving certain regulatory authorities.

The separation agreement will also provide that we and Comcast will use reasonable best efforts to cause us to incur new indebtedness in an aggregate amount equal to 5.0 times the 2014 EBITDA of the SpinCo systems (as such term is defined by our financing sources for purposes of the financing).  The indebtedness will consist of (i) credit facilities to be used primarily to fund cash distributions to Comcast and (ii) notes newly issued by us to Comcast, which notes will be used to enable Comcast to complete a debt-for-debt exchange whereby one or more financial institutions are expected to conduct a third-party tender offer for certain of Comcast’s publicly traded debt securities, which is referred to as the “debt tender offer”, and will then exchange the tendered debt securities of Comcast for our new notes held by Comcast, which is referred to as the “debt-for-debt exchange.”

The obligations of Comcast to consummate the spin-off will be subject to a number of conditions, including:

•	the consummation of the merger between Comcast and TWC;

•
the receipt of a number of regulatory approvals, including approval of the FCC, approval from all required public utility commissions and approval of certain franchise authorities, in most cases without the imposition of a burdensome condition;

•	the absence of an injunction or certain legal impediments;

•	the effectiveness of the registration statement into which this prospectus is incorporated and the approval of the listing of the shares of our Class A common stock on the NASDAQ Global Select Market;

•	the completion of the debt-for-debt-exchange; and

•
the satisfaction or waiver of the conditions to the obligations of the parties in the merger agreement and, with certain specified exceptions, certain other agreements to be entered into by Comcast and Charter in connection with the exchange and sale of certain cable systems.

Comcast’s obligation to consummate the spin-off will be further subject to, among other things, Comcast’s receipt of an opinion of tax counsel regarding the tax-free nature of the transactions.

The separation agreement will require that, following the satisfaction of certain conditions to the consummation of the spin-off and completion of the debt tender offer, the board of directors of Comcast will establish the record date and the effective date of the spin-off.  The separation agreement will also provide that, prior to the effective time of the spin-off, we and Comcast will take all action necessary to issue to Comcast the shares of our common stock that will be distributed in the spin-off, with the percentage of shares of our common stock that are shares of our Class A-1 common stock representing the New Charter SpinCo ownership percentage (which is expected to be approximately 33%).  “New Charter SpinCo ownership percentage” means the maximum number of shares of our Class A common stock that New Charter can acquire in the SpinCo merger such that historic Comcast shareholders (not including former TWC stockholders) hold at least 50.75% of our outstanding shares of Class A common stock following the completion of the SpinCo merger, expressed as a percentage of the total number of shares of our Class A common stock.  The separation agreement will also provide that, at the effective time of the spin-off, Comcast will distribute all of the shares of our Class A common stock and Class A-1 common stock pro rata to holders of Comcast common stock.

The separation agreement will include customary representations of Comcast relating to, among other matters, our business.  In addition, pursuant to the separation agreement, and subject to certain specified exceptions, Comcast will agree to operate our business prior to the effective time of the spin-off in the ordinary course consistent with past practice and not to permit us to take certain specified actions.  The separation agreement will also contain other covenants addressing, among other matters, insurance matters, access to information, litigation cooperation and confidentiality obligations.  In addition, the separation agreement will provide that, from the effective date of the spin-off until the eighth anniversary of that date, subject to certain specified exceptions, Comcast will not, directly or indirectly, make any acquisition after which Comcast would own in excess of 1% of the then-outstanding shares of our capital stock.

The separation agreement will provide that, following the effective time of the spin-off, we will indemnify Comcast for any losses arising out of liabilities that we have assumed pursuant to the separation agreement or out of our breach of any of our covenants in the separation agreement.  The separation agreement will also provide that, following the effective time of the spin-off, Comcast will indemnify us for any losses arising out of liabilities retained by Comcast pursuant to the separation agreement, out of Comcast’s breach of any of its covenants in the separation agreement or, subject to certain limitations (including time limits for claims to be made and a deductible and cap on indemnification amounts), out of Comcast’s breach of any of its representations in the separation agreement.

The separation agreement will terminate automatically upon termination of the merger agreement.  If the separation agreement terminates prior to the effective time of the spin-off, the spin-off will not be effected.

The terms of the separation agreement have not yet been finalized; changes, some of which may be material, may be made to the terms of the separation agreement before it is finalized, including to the terms described above. You should read the full text of the separation agreement, which will be filed with the SEC as an exhibit to the registration statement into which this prospectus is incorporated.

Agreement and Plan of Merger

Prior to the effective time of the spin-off, we will enter into a merger agreement with Charter, New Charter, two newly formed, wholly owned subsidiaries of New Charter, which are referred to as “Charter merger sub” and “SpinCo merger sub”, and Comcast (the “merger agreement”) to provide for, among other things, the Charter reorganization and the SpinCo merger.

Structure of the Mergers

Pursuant to the merger agreement, immediately following the effective time of the spin-off, New Charter will convert into a corporation.  Charter merger sub will then merge with and into Charter with the effect that each share of Charter will be converted into one share of New Charter, and New Charter will survive as the publicly traded parent company of Charter, which transaction is referred to in this prospectus as the “Charter reorganization.”

The merger agreement will provide that, immediately following the Charter reorganization, SpinCo merger sub will merge with and into us, with us surviving, which is referred to in this prospectus as the “SpinCo merger.”  Pursuant to the SpinCo merger, (i) each share of our Class A-1 common stock will be converted into a pro rata portion of the shares of New Charter common stock to be issued in the SpinCo merger and (ii) New Charter will receive a number of shares of our Class A common stock that is equal to the number of shares of our Class A-1 common stock that have been converted into shares of New Charter common stock.  Because the separation agreement will provide that the shares of our Class A-1 common stock that will be distributed in the spin-off will represent the New Charter SpinCo ownership percentage of the total number of shares of our common stock, the shares of our Class A common stock that will be received by New Charter in the SpinCo merger will represent the New Charter SpinCo ownership percentage (which is expected to be approximately 33%) of the total number of shares of our Class A common stock (after giving effect to the SpinCo merger).

Fractional Shares

No fractional shares of New Charter will be issued in the SpinCo merger. All fractional shares of New Charter common stock that a holder of shares of our Class A-1 common stock would otherwise be entitled to receive as a result of the SpinCo merger shall be aggregated and, if a fractional share results from such aggregation, such holder shall be entitled to receive, in lieu thereof, an amount in cash without interest determined based on the volume-weighted average of shares of Charter Class A common stock in the 60 consecutive calendar days ending on the last trading day immediately prior to closing of the transactions.

New Charter Stock Issuance and Our Equity Valuation

The merger agreement will further provide that the shares of New Charter common stock issued in the SpinCo merger will have an aggregate value equal to the New Charter SpinCo ownership percentage multiplied by the aggregate SpinCo equity valuation.  “Aggregate SpinCo equity valuation” means the excess of (A) 7.125 times the Carveout 2014 EBITDA (as defined in the merger agreement) over (B) the amount of our indebtedness as of closing, plus certain other adjustments. The shares of New Charter common stock will be valued based on the volume-weighted average price of shares of Charter Class A common stock in the 60 consecutive calendar days ending on the last trading day immediately prior to closing of the transactions.

The merger agreement will contain a process for determining the aggregate SpinCo equity valuation.  If the aggregate SpinCo equity valuation has not been finally determined prior to the completion of the SpinCo merger, the aggregate SpinCo equity valuation used to determine the number of shares of New Charter common stock issued in the SpinCo merger will be determined by Comcast in good faith in accordance with certain procedures, and there will be a post-closing adjustment between us and Comcast equal to the excess of the aggregate SpinCo equity valuation as finally determined in accordance with certain procedures over the aggregate SpinCo equity valuation used to determine the number of shares of New Charter common stock issued in the SpinCo merger.  If the post-closing adjustment is a positive number, we will pay the amount of the post-closing adjustment to Comcast in cash.  If the post-closing adjustment is a negative number, Comcast will pay the absolute value of the amount of the post-closing adjustment to us in cash.

Conditions to the SpinCo Merger and Charter Reorganization

The obligations of the parties to the merger agreement to consummate the Charter reorganization and the SpinCo merger will be subject to a number of conditions, including:

•	the consummation of the merger between Comcast and TWC;

•	the consummation of the spin-off;

•
the receipt of a number of regulatory approvals, including approval of the FCC, approval from all required public utility commissions and approval of certain franchise authorities, in most cases without the imposition of a burdensome condition;

•	the absence of an injunction or certain legal impediments;

•	unless not required under applicable law, the approval by Charter’s stockholders of the issuance of New Charter common stock in the SpinCo merger;

•
the effectiveness of the registration statement filed by New Charter to register the New Charter common stock that will be issued in the Charter reorganization and the SpinCo merger and the approval of the listing of the New Charter common stock on the NASDAQ Global Select Market;

•	the effectiveness of the registration statement into which this prospectus is incorporated and the approval of the listing of our Class A common stock on the NASDAQ Global Select Market;

•	completion of the debt-for-debt exchange; and

•
the satisfaction or waiver of the conditions to the obligations of the parties in the separation agreement and, with certain specified exceptions, certain other agreements to be entered into by Comcast and Charter in connection with the exchange and sale of certain cable systems.

The obligations of Charter, New Charter, Charter merger sub and SpinCo merger sub to consummate the Charter reorganization and the SpinCo merger will be further subject to (i) the accuracy of representations and warranties and the performance of covenants made by us and Comcast in the merger agreement and the separation agreement, subject to applicable materiality thresholds, (ii) Charter’s receipt of an opinion of tax counsel regarding the tax-free nature of the transactions, and (iii) since April 25, 2014, there not having occurred and being continuing any event, occurrence, development or state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have, a material adverse effect on our assets and liabilities and certain other assets and liabilities of Comcast to be transferred to Charter in the transactions, taken as a whole.

Comcast’s obligation to consummate the SpinCo merger will be further subject to, among other things, (i) the accuracy of representations and warranties and the performance of covenants made by Charter, New Charter, Charter merger sub and SpinCo merger sub in the merger agreement, subject to applicable materiality thresholds, (ii) Comcast’s receipt of an opinion of tax counsel regarding the tax-free nature of the transactions and (iii) since entry into the merger agreement, there not having occurred and being continuing any event, occurrence, development or state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have, a material adverse effect on Charter.

Representations and Warranties

The merger agreement will include certain representations and warranties made by Charter to us, including the following:

•	corporate existence and qualification to do business;

•	corporate power and authority to execute the merger agreement, the contribution, separation and spin-off agreement and the other key related agreements;

•	governmental authorizations to enter into the merger agreement, the contribution, separation and spin-off agreement and the other key related agreements;

•
absence of any conflict with or breach of organizational documents, laws or regulations or agreements as a result of the execution, delivery or performance of the merger agreement, the contribution, separation and spin-off agreement and the other key related agreements;

•	compliance with SEC filing requirements, accuracy of information filed with the SEC, and compliance with the Sarbanes-Oxley Act;

•	no action that would be reasonably likely to prevent the Charter reorganization and the SpinCo merger, taken together, from qualifying under Section 351 of the Code;

•	no agreements with respect to an acquisition of us; and

•	other than certain financial advisors, no investment banker, broker or other intermediary is entitled to any fee or commission from Charter.

Termination

The merger agreement may be terminated prior to completion of the transactions:

•	by Charter, Comcast or us upon termination of the TWC merger agreement;

•	by mutual written agreement of Charter, Comcast and us;

•	by Charter, Comcast or us:

o	subject to certain exceptions, if there shall be any final and nonappealable injunction or certain legal impediments;

o
unless such stockholder approval will in no event be required under applicable law, if, at the Charter stockholder meeting, Charter stockholders fail to approve the issuance of New Charter common stock in the SpinCo merger;

o
if the Charter reorganization and the SpinCo merger have not been completed by (i) if all necessary regulatory approvals for the Charter reorganization, the SpinCo merger and certain other transactions between Comcast and Charter relating to the exchange and sale of certain cable systems are received on or before the completion of the Comcast/TWC merger, then the date that is 60 days after completion of the Comcast/TWC merger (or, if on such 60th day the debt tender offer has commenced, then the date that is 90 days after completion of the Comcast/TWC merger) or (ii) if all necessary regulatory approvals for the Charter reorganization, the SpinCo merger and certain other transactions between Comcast and Charter relating to the exchange and sale of certain cable systems are not received on or before the completion of the Comcast/TWC merger, then the date that is 150 days after completion of the Comcast/TWC merger (or, if by the 75th day after completion of the Comcast/TWC merger, all necessary regulatory approvals are received other than approvals from local franchise authorities and public utility commission, then the date that is 240 days after completion of the Comcast/TWC merger);

•	by Charter, if there is a material breach by Comcast or us of the merger agreement or the separation agreement, subject to certain cure periods;

•	by Comcast or us, if there is a material breach by Charter, New Charter, Charter merger sub or SpinCo merger sub of the merger agreement, subject to certain cure periods;

•	by Comcast or SpinCo, if the Charter board of directors changes its recommendation that Charter stockholders approve the issuance of New Charter common stock in the SpinCo merger;

•
by Comcast, Charter or us if the amount of notes tendered in the debt tender offer is less than the amount necessary for us to reach a Resulting SpinCo Leverage (as defined in the separation agreement) of 2.5 times; and

•	automatically upon termination of certain other agreements between Comcast and Charter relating to the exchange and sale of certain cable systems, other than in certain specified circumstances.

Reasonable Best Efforts Covenant

Pursuant to the merger agreement, each of the parties to the merger agreement will agree to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary proper or advisable under applicable law to consummate and make effective the Charter reorganization and the SpinCo merger, subject to certain specified exceptions.  In particular, subject to certain specified exceptions, none of us, Comcast or Charter will be required to (i) divest or otherwise hold separate any businesses, assets or properties, (ii) accept any conditions or take any actions that would apply to, or affect, any businesses, assets or properties of us, Comcast or Charter that are not consistent with conditions imposed by governmental authorities in prior acquisitions of U.S. cable systems since February 12, 2002 with an aggregate purchase price of at least $500 million (clauses (i) and (ii), subject to certain specified exceptions, are referred to as a “burdensome condition”) or (iii) litigate or participate in the litigation of any proceeding involving certain regulatory authorities.

Other Covenants of Charter

The merger agreement will contain certain covenants which, among other things, will prohibit Charter from taking certain specified actions. Pursuant to the merger agreement, Charter will not, during the 100-calendar-day period ending on closing: (i) split, combine or otherwise reclassify the shares of Charter Class A common stock; (ii) declare, set aside or make any dividend or other distribution to its stockholders (whether cash or stock); (iii) engage in a reclassification, reorganization, recapitalization or exchange or other like change, or redeem, repurchase or otherwise acquire any shares of Charter Class A common stock, other than redemptions pursuant to the exercise of, or the withholding of taxes in connection with, any compensatory equity awards or the net-issuance exercise of any currently-outstanding warrants; or (iv) publicly announce any intention to do any of the foregoing. In addition, Charter will agree that it shall take all action necessary to cause CCH I Spinco Sub, LLC, a wholly owned subsidiary of Charter (“CCH I Spinco”), Charter merger sub and, prior to the closing of the transactions, New Charter to perform their respective obligations under the merger agreement and, as applicable, to consummate the SpinCo merger and the Charter reorganization. Charter will also agree that it shall use its reasonable best efforts to cause the shares of New Charter common stock to be issued as part of the merger consideration to be listed on NASDAQ.

Charter Stockholder Meeting

Pursuant to the merger agreement, Charter will agree to hold a meeting of Charter’s stockholders to approve the issuance of New Charter common stock in the SpinCo merger and the Charter board of directors will agree to recommend that Charter stockholders grant such approval, subject to the right of the Charter board of directors to withdraw that recommendation if it determines in good faith that failure to take such action would be inconsistent with its fiduciary duties under applicable law.

Indemnification

Pursuant to the merger agreement, (i) Comcast will agree to indemnify us and Charter for certain liabilities arising from (A) filings made by Comcast with the SEC in connection with the transactions or the Comcast/TWC merger and (B) certain information provided by Comcast for inclusion in filings made by Charter with the SEC in connection with the transactions or in this prospectus and (ii) Charter will agree to indemnify us and Comcast for certain liabilities arising from (A) filings made by Charter with the SEC in connection with the transactions and (B) certain information provided by Charter for inclusion in this prospectus or in filings made by Comcast with the SEC in connection with the transactions.

The terms of the merger agreement have not yet been finalized; changes, some of which may be material, may be made to the terms of the merger agreement before it is finalized, including to the terms described above. You should read the full text of the merger agreement, which will be filed with the SEC as an exhibit to the registration statement into which this prospectus is incorporated.

Transition Services Agreement

Prior to the effective time of the spin-off, we will enter into a transition services agreement with Comcast (the “transition services agreement”) pursuant to which Comcast and its subsidiaries will provide certain transition services to us.  The transition services will include, among other services, certain facilities and asset-based, software platforms, marketing and sales and customer-facing services.

The nature and scope of the transition services will be as set forth in the transition services agreement and will otherwise be substantially consistent with the nature and scope of such services as provided by Comcast and its subsidiaries to the SpinCo systems immediately before the effective date of the spin-off.  If, after the effective time of the spin-off, we identify additional services that are not provided under the transition services agreement (other than because Comcast and we agreed that those services would not be provided), and certain other conditions are met, Comcast and its subsidiaries will provide those services as they can reasonably provide and those services that Comcast and its subsidiaries provide will become transition services under the transition services agreement.

Promptly following entry into the transition services agreement, we and Comcast will develop a joint migration plan, which will target completion of the migration of certain transition services to us or our designees by not later than the first anniversary of the effective date of the spin-off.

In consideration for the transition services, the transition services agreement will provide that we will reimburse and pay to Comcast and its subsidiaries their actual, incremental costs (without overhead allocation) of providing the transition services (including in connection with the migration of the transition services).

Each transition service will be provided from the effective date of the spin-off until the earliest of (i) the expiration of the transition services agreement, (ii) the termination of the transition services agreement or of that transition service, (iii) the termination date provided for that transition service in the transition services agreement or (iv) the completion of the migration of that transition service to us or our designees.  Unless earlier terminated, the transition services agreement will expire one year after the effective date of the spin-off, except that the transition services agreement will renew under certain circumstances.

The transition services agreement (either in whole or with respect to one or more transition services) may be terminated by either party upon the material breach of the other party, subject to certain cure periods.  In addition, we may terminate any transition services upon 30 days prior notice and individual transition services may be terminated in certain other circumstances.  Upon termination of the transition services agreement or any transition services in certain circumstances, if requested by us, Comcast will continue to provide the transition services for an extension period, during which period certain specified payment terms will apply.

Pursuant to the transition services agreement, Comcast will agree to indemnify us and certain related parties for losses arising out of the material breach by Comcast and certain related parties of the transition services agreement and the gross negligence, willful misconduct or material violation of applicable law by Comcast and certain related parties in connection with the transition services agreement. However, except in the case of losses arising out of the gross negligence, willful misconduct or material violation of law by Comcast and certain related parties in connection with the transition services agreement, Comcast’s liability will not exceed the total amount paid and payable to Comcast pursuant to the transition services agreement. We will agree to indemnify Comcast and certain related parties for any losses arising out of the transition services agreement, other than losses arising from circumstances for which Comcast has agreed to indemnify us.

The transition services agreement will also include certain other provisions, including, among others, a limited license for us to use certain Comcast marks and provisions addressing the treatment of confidential information of each party.

The transition services agreement has not yet been executed and remains subject to change. You should read the full text of the transition services agreement, which will be filed with the SEC as an exhibit to the registration statement into which this prospectus is incorporated.

In addition to the transition services to be provided by Comcast to us pursuant to the transition services agreement as described above, we may provide certain services to Comcast in order for Comcast to operate its retained cable systems in the ordinary course of business consistent with past practice.  These services may include, for example, network connectivity to Comcast retained facilities, equipment colocation at our facilities and transport for signals from our cable systems to Comcast’s cable systems, and may be in the nature of transition services (in which case they would be provided under a reverse transition services agreement between Comcast and us (the “reverse transition services agreement”), the terms of which would generally parallel the terms of the transition services agreement, except that our position and Comcast’s position would be reversed) or they may be provided under longer term commercial arrangements.  The terms of these services have not yet been finalized.  Any material reverse transition services agreement will be filed with the SEC as an exhibit to the registration statement into which this prospectus is incorporated, and you should read the full text of any such agreements.

Charter Services Agreement

Prior to the effective time of the spin-off, we will enter into a services agreement with a subsidiary of Charter (the “Charter services agreement”) pursuant to which Charter and its subsidiaries will provide services to us, subject to our overall authority and supervision.

The services provided by Charter and its subsidiaries will include, among other services, the following services to certain of our systems:

•	corporate services;

•	network operations;

•	engineering and IT;

•	voice operations;

•	field operations support services;

•	customer service;

•	billing and collections;

•	product services;

•	marketing services;

•	sales;

•	business intelligence; and

•	intellectual property licensing.

The nature and scope of the services will be as set forth in the services agreement.  If, after the effective time of the spin-off, we identify additional services that are not provided under the services agreement (other than because Charter and we agreed that those services would not be provided), and certain other conditions are met, then, subject to certain exceptions, Charter and its subsidiaries will provide those services and those services that Charter and its subsidiaries provide will become services under the services agreement.

In consideration for the services, the Charter services agreement will provide that we will pay to Charter and its subsidiaries the actual, economic costs of providing the services, without markup, which will comprise any direct costs incurred in providing the services and, subject to certain exceptions, an allocated portion of the compensation and overhead expenses incurred in providing the services.  We will also reimburse Charter and its subsidiaries for out-of-pocket costs incurred in providing the services.  In addition, in consideration for certain rights, including the rights to purchase goods and services, and the rights to obtain programming services, under Charter’s third party procurement and programming agreements, we will pay Charter a services fee equal to 4.25% of our gross revenues.

Unless earlier terminated, the Charter services agreement will expire three years after the effective date of the spin-off, except that the Charter services agreement will automatically renew for successive one-year periods unless we or Charter give notice of an election not to renew at least one year prior to expiration of the then-current term.   The Charter services agreement may be terminated by either party upon the material breach of the other party, subject to certain cure periods, and the services agreement may also be terminated in certain circumstances involving a change of control of us or upon the termination of the merger agreement.  In addition, Charter may suspend provision of the services in certain circumstances, including upon the occurrence of certain bankruptcy events involving us.  Upon termination of the Charter services agreement in certain circumstances, if requested by us, Charter will continue to provide the services for a transition period of not less than one year.

Pursuant to the Charter services agreement, Charter will agree to indemnify us and certain related parties for any losses arising out of material breach by Charter and certain related parties of the Charter services agreement and the gross negligence, willful misconduct or material violation of applicable law by Charter and certain related parties in connection with the Charter services agreement.  However, except in the case of losses arising out of the gross negligence, willful misconduct or material violation of law by Charter and certain related parties in connection with the Charter services agreement, Charter’s liability will not exceed the total amount paid and payable by us pursuant to the Charter services agreement.  We will agree to indemnify Charter and certain related parties for any losses arising out of the Charter services agreement, other than losses arising from circumstances for which Charter has agreed to indemnify us.

The Charter services agreement will also include certain other provisions, including, among others, a limited license for us to use certain Charter marks and provisions addressing the treatment of confidential information of each party.

The Charter services agreement has not yet been executed and remains subject to change. You should read the full text of the Charter  services agreement, which will be filed with the SEC as an exhibit to the registration statement into which this prospectus is incorporated.

GreatLand Services Agreement

Prior to the effective time of the spin-off, we will enter into a second services agreement with Charter (the “GreatLand services agreement”) pursuant to which we and our subsidiaries will provide certain services to Charter.  The services will include, among other services, certain field technical operational support services provided in areas where our and Charter’s cable markets are contiguous.  The terms of the GreatLand services agreement will generally parallel the terms of the Charter services agreement, except that our position and Charter’s position will be reversed and Charter will pay to us only the actual, economic costs of providing the services and reimburse us for out-of-pocket costs incurred in providing the services, and Charter will not pay to us any additional services fee.

The terms of the GreatLand services agreement have not yet been finalized; changes, some of which may be material, may be made to the terms of the GreatLand services agreement before it is finalized, including to the terms described above. You should read the full text of the GreatLand services agreement, which will be filed with the SEC as an exhibit to the registration statement into which this prospectus is incorporated.

Employee Matters Agreement

Prior to the effective time of the spin-off, we will enter into an employee matters agreement with Comcast to provide for specified employee, compensation and benefits matters relating to current and former employees who are or were employed primarily with respect to the SpinCo systems and certain other assets. The employee matters agreement will provide that, effective as of the effective time, we generally will assume or retain the obligations and liabilities relating to the employment, termination of employment, or employment practices with respect to these employees, whether arising before, on or after the spin-off.

The employee matters agreement will provide that, for one year following the spin-off, we will provide, or cause to be provided, to each employee who continues to be employed by us immediately following the spin-off (other than any employees included in a collective bargaining unit covered by a collective bargaining agreement, who are referred to in this prospectus as union employees), such employees being referred to in this prospectus as covered employees, with:

•
base pay, commission opportunities and cash bonus opportunities, as applicable, that are no less favorable in the aggregate than provided to such covered employee immediately prior to the spin-off; and

•	employee benefits that are no less favorable, in the aggregate, than were provided to such covered employee immediately prior to the spin-off.

For purposes of determining whether the pay, opportunities and benefits referred to in the immediately preceding two bullets are no less favorable in the aggregate, equity compensation, defined benefit pension plan benefits, severance, retention, sale, stay, or change in control payments or awards or any similar compensation or benefits will not be taken into account.  With respect to union employees, we will assume or retain any and all of the rights and obligations we may have pursuant to any collective bargaining agreements or applicable law.

In addition, under the employee matters agreement, following the spin-off, we will, for all covered employees, (i) honor all contracts providing for severance to the extent and in accordance with their terms and (ii) honor, without amendment, all plans providing for severance during the period from completion of the spin-off through the first anniversary thereof, or for any longer period during which such amendments are prohibited under the terms of the applicable plan.

The employee matters agreement will provide that, following the effective time of the spin-off, we will indemnify Comcast for any losses arising out of liabilities that we have retained or assumed pursuant to the employee matters agreement, and Comcast will indemnify us for any losses arising out of liabilities retained by Comcast pursuant to the employee matters agreement.  The employee matters agreement will terminate automatically upon termination of the separation agreement.

The terms of the employee matters agreement have not yet been finalized; changes, some of which may be material, may be made to the terms of the employee matters agreement before it is finalized, including to the terms described above.  You should read the full text of the employee matters agreement, which will be filed with the SEC as an exhibit to the registration statement into which this prospectus is incorporated.

Tax Matters Agreement

In connection with the spin-off and SpinCo merger (together with certain related transactions), we, Comcast and New Charter will enter into a tax matters agreement (the “tax matters agreement”) that will govern the parties’ respective rights, responsibilities, and obligations with respect to taxes, including taxes arising in the ordinary course of business, and taxes, if any, incurred as a result of any failure of the spin-off, SpinCo merger (or certain related transactions, including the debt-for-debt exchange) to qualify as tax-free for U.S. federal income tax purposes. The tax matters agreement will also set forth the respective obligations of the parties with respect to the filing of tax returns, the administration of tax contests and assistance and cooperation on tax matters.

In general, the tax matters agreement will govern the rights and obligations that we, Comcast and New Charter have after the spin-off and SpinCo merger with respect to taxes for both pre- and post-closing periods. Under the tax matters agreement, Comcast generally will be responsible for pre-spin-off income taxes, and we will be responsible for all post-spin-off income taxes and all non-income taxes primarily related to our assets and businesses that are due and payable after the spin-off.

In the event that the spin-off, SpinCo merger and certain related transactions (including the debt-for-debt exchange) fail to qualify for their intended tax treatment, in whole or in part, and Comcast is subject to tax as a result of such failure, which we refer to as “transaction taxes,” the tax matters agreement will determine whether Comcast must be indemnified for any such transaction taxes by us or New Charter.  As a general matter, under the terms of the tax matters agreement, we are required to indemnify Comcast for any transaction taxes due to any action of any person following the spin-off other than transaction taxes arising from (i) an action of Comcast or with respect to Comcast, in which case Comcast will bear the liability of the transaction taxes; or (ii) a breach by New Charter of the New Charter tax standstill (as described below) or other covenant of New Charter, in which case New Charter will bear the liability of the transaction taxes. For purposes of the prior sentence, the SpinCo merger, a violation of the SpinCo Tax Standstill and certain actions relating to our governance following the closing and the entrance into and actions under the Charter services agreement do not constitute actions of Comcast. Therefore, in the event that the spin-off, SpinCo merger and/or related transactions fail to qualify for their intended tax treatment, we will generally be required to indemnify Comcast for the resulting transaction taxes unless the liability for such transaction taxes is allocated to Comcast or New Charter in the limited circumstances described above.  However, the tax matters agreement will also provide that (i) if Comcast has a claim in respect of transaction taxes against Liberty Media Corporation (“Liberty”) under the voting agreement between Comcast and Liberty entered into as April 25, 2014 and no action we have taken shall have contributed to the imposition of the transaction taxes, Comcast will take reasonable best efforts to pursue and exhaust any and all recourse available to Comcast against Liberty prior to seeking to enforce its indemnification right against us and (ii) if both an action we have taken and the action of another person (including New Charter) gives rise to transaction taxes that are indemnifiable by us under the tax matters agreement, then Comcast will pursue its available recourses against us and such other person.

The tax matters agreement will further provide that:

•
Without duplication of our indemnification obligations described in the prior paragraph, we will indemnify Comcast against (i) our taxes for the  post-closing period; (ii) any liability or damage resulting from a breach by us or any of our affiliates of a covenant made in the tax matters agreement or representation we made to tax counsel in connection with tax counsel’s delivery of the Closing Tax Opinion; and (iii) any transfer taxes arising from or associated with the spin-off, SpinCo merger and related transactions.

•
New Charter will indemnify Comcast against (i) any transaction taxes arising due to a violation of the New Charter tax standstill (as described below) by New Charter or any of its affiliates and (ii) any liability or damage resulting from a breach by New Charter or any of its affiliates of a covenant made by New Charter in the tax matters agreement or a representation made by New Charter to tax counsel in connection with tax counsel’s delivery of the Closing Tax Opinion, in each case, without any duplication of any amounts for which Comcast has otherwise been indemnified;

•
Comcast will indemnify us against (i) any tax liability of the Comcast consolidated group; (ii) any tax liability a result of our having been a member of the Comcast consolidated group; and (iii) any pre-spin-off income taxes, in each case, other than tax liabilities of Comcast for which we are required to indemnify Comcast; and

•	New Charter will indemnify us against any tax liability of the New Charter consolidated group.

In addition to the indemnification obligations described above, the indemnifying party will generally be required to indemnify the indemnified party against any interest, penalties, additions to tax, losses, assessments, settlements or judgments arising out of or incident to the event giving rise to the indemnification obligation, along with costs incurred in any related contest or proceeding.

Further, the tax matters agreement generally will prohibit us and New Charter, and our and New Charter’s affiliates, from taking certain actions that could cause the spin-off, SpinCo merger and certain related transactions (including the debt-for-debt exchange) to fail to qualify for their intended tax treatment. In particular:

SpinCo

•
from and until the second anniversary of the spin-off (or otherwise pursuant to a “plan” within the meaning of Section 355(e) of the Code) we may not take any action (including the issuance of any equity securities or a redemption, repurchase or other acquisition of any of its equity securities) that would result in New Charter holding (or being treated as holding) a greater percentage of our outstanding shares than it holds immediately after the SpinCo merger;

•
other than the SpinCo merger, from and until the second anniversary of the spin-off (or otherwise pursuant to a “plan” within the meaning of Section 355(e) of the Code), we may not cause or permit any merger or consolidation of us or any liquidation or dissolution of us (except for certain transactions with a subsidiary);

•
from and until the second anniversary of the spin-off, neither we nor any of our subsidiaries may, or agree to, sell, exchange, distribute or otherwise dispose of any asset of any member of the SpinCo group, except in the ordinary course of business or except for assets that, in the aggregate, do not constitute more than 30% of our gross assets;

•
from and until the second anniversary of the spin-off, we may not permit or cause our securities used by Comcast in the debt-for-debt exchange to be modified, repurchased, defeased, satisfied or discharged other than in accordance with their terms;

•
from and until the second anniversary of the spin-off (or otherwise pursuant to a “plan” within the meaning of Section 355(e) of the Code), we may not take any other action where the taking of such action could reasonably be expected to have, in the aggregate and taking into account the SpinCo merger and the Comcast/TWC merger, the effect of causing or permitting one or more persons to acquire a fifty percent (50%) or greater interest in us or any of our subsidiaries for purposes of Section 355(e) of the Code;

•	from and until the second anniversary of the spin-off, we may not discontinue the active conduct of our business; and

•
we may not take any action where the taking of such action could reasonably be expected to cause the spin-off, debt-for-debt exchange, SpinCo merger or certain related transactions to fail to qualify as tax-free transactions under the applicable provisions of the Code.

 New Charter

•
from and until the second anniversary of the spin-off (or otherwise pursuant to a “plan” within the meaning of Section 355(e) of the Code) New Charter may not take any action that would result in New Charter holding (or being treated as holding) a greater percentage of our outstanding shares than it holds immediately after the SpinCo merger (which we refer to as the “New Charter tax standstill”);

•
from and until the second anniversary of the spin-off (or otherwise pursuant to a “plan” within the meaning of Section 355(e) of the Code) New Charter may not take any action that could reasonably be expected to have the effect of causing New Charter (or any person acting in concert with New Charter) to be treated as acquiring a 50% or greater interest in us for purposes of Section 355(e) of the Code; and

•
from and until the second anniversary of the spin-off, New Charter may not liquidate Charter or take any other action where the taking of such action could reasonably be expected to have the effect of causing the SpinCo merger and Charter reorganization, taken together, to fail for their intended tax treatment.

As described above, if we or New Charter take any of the actions described above and such actions result in transaction taxes, we or New Charter, as applicable, will be required to indemnify Comcast against such transaction taxes.

The terms of the tax matters agreement have not yet been finalized; changes, some of which may be material, may be made to the terms of the tax matters agreement before it is finalized, including to the terms described above. You should read the full text of the tax matters  agreement, which will be filed with the SEC as an exhibit to the registration statement into which this prospectus is incorporated.

Stockholders Agreement

Prior to the effective time of the SpinCo merger, we will enter into a stockholders agreement with New Charter (the “stockholders agreement”) that will set forth certain agreements with New Charter relating to our relationship with New Charter and its subsidiaries following the transactions.

The stockholders agreement will include certain provisions relating to our governance, including an agreement that our board of directors will be comprised of nine directors, divided into three classes of three directors each. The stockholders agreement will further provide that, subject to certain exceptions (including where applicable law or the listing rules of the NASDAQ Global Select Market require such committee to be otherwise comprised), each committee appointed by our board of directors will consist of three directors of the same class.

The stockholders agreement will also provide New Charter with certain preemptive rights.  In particular, beginning on the second anniversary of the completion of the transactions, in the event that we propose to issue or sell equity securities (other than pursuant to a compensation program or equity plan that meets certain conditions), the stockholders agreement will grant New Charter preemptive rights to purchase from us the number of equity securities necessary to maintain its percentage ownership.  The preemptive rights will terminate when New Charter and its subsidiaries cease to own at least 5% of our outstanding capital stock.

The stockholders agreement will also provide that New Charter and its controlled affiliates will not enter into any transaction with us, other than (i) transactions pursuant to agreements entered into concurrently with the completion of the transactions, (ii) transactions that have been approved by a majority of our independent directors and (iii) transactions on arms-length terms involving aggregate consideration of $10,000,000 or less.  In addition, the stockholders agreement will provide that, from the second anniversary of the completion of the transactions until the fourth anniversary of the completion of the transactions, New Charter and its controlled affiliates will not acquire beneficial ownership in excess of 49% of our then-outstanding shares, other than in a transaction that is approved by a majority of our independent directors or a majority of our stockholders (other than New Charter).  Pursuant to the stockholders agreement, we will agree that, other than the limitations set forth in the stockholders agreement and the tax matters agreement, we will not take any actions that restrict the ability of New Charter and its subsidiaries to acquire, hold or dispose of our equity securities.

The terms of the stockholders agreement have not yet been finalized; changes, some of which may be material, may be made to the terms of the stockholders agreement before it is finalized, including to the terms described above. You should read the full text of the stockholders agreement, which will be filed with the SEC as an exhibit to the registration statement into which this prospectus is incorporated.

MANAGEMENT

Directors and Executive Officers

We expect that our board of directors following the transactions will be composed of nine directors, at least a majority of whom will be considered independent under the independence requirements of the NASDAQ Global Select Market.

The following table sets forth certain information concerning our directors and executive officers following the consummation of the transactions:
Name	Age	Position
Michael S. Willner	62	President and Chief Executive Officer
Matthew Siegel	52	Chief Financial Officer
Leonard Baxt	66	Executive Vice President, Chief Administrative Officer and Chief Legal Officer
Thomas M. Rutledge	61	Chairman of the Board of Directors
James Chiddix	69	Director
Richard D’Avino	59	Director
Gregory L. Doody	50	Director
Jill A. Greenthal	58	Director
Dennis S. Hersch	67	Director
Wendell F. Holland	62	Director
Gregory Maffei	54	Director
Christopher L. Winfrey	39	Director

Set forth below is information concerning the individuals we expect to become our executive officers and directors as of the date of the consummation of the transactions.

Michael S. Willner served as President and CEO of Penthera Partners, a privately-held software licensing company focused on cloud-to-mobile technology, from 2012 to 2014 and remains on the board of Penthera Partners.  Mr. Willner began his career at Vision Cable Communications, a division of Advanced Publications and a part of the Newhouse family’s media investments, in 1974.  Mr. Willner subsequently co-founded Insight Communications and was CEO of Insight Communications from 1985 until 2012 when it was sold to TWC.  Mr. Willner has twice served as Chairman of the National Cable and Telecommunications Association (“NCTA”), the industry’s principal trade association.  In addition, he was Chairman of the NCTA’s political action committee from 2000 until 2012, Chairman of the Board of the Cable Center from 2007 through 2011, was on the executive committee of CableLabs and the boards of C-SPAN and the Walter Kaitz Foundation.  Mr. Willner is a recipient of the NCTA’s 2004 Vanguard Award for Distinguished Leadership and a member of both the Broadcasting and Cable Hall of Fame and the Cable Hall of Fame.  Mr. Willner graduated from Boston University’s College of Communications in 1974.

Matthew Siegel has served as Senior Vice President and Treasurer at TWC since 2008.  Mr. Siegel joined TWC in 2008 from Time Warner Inc., where he was Vice President and Assistant Treasurer.  Prior to joining Time Warner Inc. in 2001, Mr. Siegel served as Senior Vice President of Finance and Treasurer of Insight Communications.  Mr. Siegel graduated with an MBA from the University of Chicago’s Graduate School of Business and with a B.S. in Economics from the University of Pennsylvania Wharton School.

Leonard Baxt has served as our Executive Vice President and Chief Administrative Officer since October, 2014. In August and September 2014, he served in a similar capacity at a subsidiary of Charter. Prior to that, Mr. Baxt was a senior counsel in the Business department of Cooley LLP, a global law firm, representing a wide range of media, technology and content companies, including Cox Enterprises, Insight Communications and Hasbro, until August 2014. He was the former Chairman of Dow Lohnes, which merged with Cooley in 2014. Prior to joining Dow Lohnes in 1972, he served in the U.S. Army Reserve. Mr. Baxt is currently Vice Chairman of the Board of the Partnership for Educational Solutions and the Vice Chairman of the Board of the USO of Metropolitan Washington, D.C. and Baltimore. Mr. Baxt graduated with a J.D. from the University of Michigan Law School in 1972 and with a B.A. from the University of Pittsburgh in 1969. Mr. Baxt is admitted to the bar of the District of Columbia.

Thomas M. Rutledge was appointed as a director and President and Chief Executive Officer of Charter effective on February 13, 2012. A 34-year cable industry veteran, Mr. Rutledge served as Chief Operating Officer of Cablevision from April 2004 until December 2011 and previously served as president of TWC. He began his career in 1977 at American Television and Communications, a predecessor company of TWC. Mr. Rutledge currently serves on the board of the NCTA. He served as Chairman of the NCTA from 2008 to 2010 and currently serves on the boards of CableLabs, C-SPAN, and the Cable & Telecommunications Association for Marketing Educational Foundation. In 2011, Mr. Rutledge received NCTA’s Vanguard Award for Distinguished Leadership, the cable industry’s highest honor. He is a member of the Cable Hall of Fame and was inducted into the Broadcasting and Cable Hall of Fame in 2011. He received a B.A. in economics from California University in California, Pennsylvania in 1977.

James Chiddix has spent a career of 35 years in the cable industry, including senior roles at both major service providers and equipment suppliers. He was the Chairman and Chief Executive Officer of OpenTV Corporation prior to his retirement in 2007, having served in this position from March 2004 until April 2007. From 2007 to 2009, he served as the Vice-Chairman of the Board of OpenTV. Prior to 2004, his previous roles included President at MystroTV (a division of Time Warner) and Chief Technology Officer and Senior Vice President, Engineering and Technology at TWC. Mr. Chiddix has served as a director of Arris Group, Inc. since July 2009, and of Magnum Semiconductor Inc. since October 2010. Mr. Chiddix previously served on the boards of Virgin Media Inc., Symmetricom Inc., Dycom Industries Inc., and Vyyo Inc. Mr. Chiddix attended the School of Electrical Engineering at Cornell University.

Richard D’Avino joined the private equity firm General Atlantic in 2014 as a Special Advisor and works with investment teams and portfolio companies on tax matters. Mr. D’Avino also serves as Managing Director of PriceWaterhouseCoopers. Mr. D’Avino served as Vice President and Senior Tax Counsel of the General Electric Company from 1991 through 2013. He was on the Boards of Directors of GE Capital Corporation and GE Capital Services from 2009 to 2012, and of GE SeaCo, a joint venture between the General Electric Company and Sea Containers Ltd. from 1996 to 2011. Prior to his time at the General Electric Company, Mr. D’Avino was a tax partner at King & Spalding LLP, and served as an Attorney-Advisor and the Deputy Tax Legislative Counsel in the U.S. Treasury Department. Mr. D’Avino graduated with a J.D. from the University of Pennsylvania Law School and with a B.S. in Economics from the University of Pennsylvania Wharton School.

Gregory L. Doody became Senior Vice President, Business Affairs for Vineyard Brands in January 2014. He previously served as Executive Vice President, Programming and Legal Affairs for Charter, a position to which he was appointed in January 2011 after having previously served as Executive Vice President and General Counsel since December 2009. He also served as Charter’s Chief Restructuring Officer and Senior Counsel in connection with its Chapter 11 proceedings after being appointed in March 2009. Prior to working for Charter, Mr. Doody served as Executive Vice President, General Counsel, and Secretary of Calpine Corporation from July 2006 through August 2008. From July 2003 through July 2006, Mr. Doody held various positions at HealthSouth Corporation, including Executive Vice President, General Counsel, and Secretary. Mr. Doody served as an executive officer of Charter during the pendency of its Chapter 11 cases in 2009. Mr. Doody earned a J.D. degree from Emory University School of Law and received a bachelor’s degree in management from Tulane University. Mr. Doody is a certified public accountant.

Jill A. Greenthal is a Senior Advisor in the Private Equity Group at The Blackstone Group L.P. Before joining Blackstone in 2003, Ms. Greenthal was Co-Head of the Global Media Group, Co-Head of the Boston Office and a member of the Executive Board of Investment Banking at Credit Suisse First Boston. Ms. Greenthal was also Co-Head of the Boston office of Donaldson, Lufkin & Jenrette, before its acquisition by CSFB. Prior to joining DLJ, she was Head of the Media Group at Lehman Brothers. Ms. Greenthal graduated as a member of The Academy from Simmons College and received an MBA from Harvard Business School. Ms. Greenthal is on the Board of Directors of Akamai Technologies, Michaels Stores, Inc., The Weather Channel and Houghton Mifflin Harcourt. Ms. Greenthal is also a member of the Women’s Executive Council of Dana-Farber Cancer Institute and a Trustee of The James Beard Foundation, Simmons College and Overseer of the Museum of Fine Arts in Boston.

Dennis S. Hersch has been President of N.A. Property, Inc., through which he acts as a business advisor to Mr. and Mrs. Leslie H. Wexner, since February 2008. He also serves as a trustee of several trusts established by Mr. and Mrs. Wexner. He was a Managing Director of J.P. Morgan Securities Inc. from December 2005 through January 2008, where he served as the Global Chairman of its Mergers & Acquisitions Department. Mr. Hersch was a partner of Davis Polk & Wardwell LLP, a New York law firm, from 1978 until December 2005. Mr. Hersch currently serves as a director of L Brands, Inc. Mr. Hersch has also served as a director at Sprout Foods, Inc., a producer of organic baby food, since 2009. Mr. Hersch also served as a director of NBCUniversal Enterprise, Inc., a subsidiary of Comcast Corporation, from 2013 to May 2014, and Clearwire Corporation, a wireless, high-speed ISP, from November 2008 to 2013. Mr. Hersch graduated with a J.D. from the New York University School of Law and with a B.A. from Brooklyn College.

Wendell F. Holland has been a partner at the CSFD Group, LLC, a financial advisory firm for regional utility companies, since July 2009. Mr. Holland was partner in the law firm of Saul Ewing, LLP from October 2008 to September 2013. He served from 2004 to 2008 as Chairman of the Pennsylvania Public Utilities Commission and as Treasurer of the National Association of Regulatory Utility Commissioners (“NARUC”), in addition to serving on NARUC’s Executive Committee and its Board of Directors and as Chairman of its Audit and Investment committees. He has been a director of Aqua America, Inc. since 2011 and a director of Bryn Mawr Bank Corporation since 1997. He was previously a director of the Allegheny Energy, Inc. from 1994 to 2003. Mr. Holland was Of Counsel at Obermayer Rebmann Maxwell & Hippel LLP from 1999 to 2003, Vice President of American Water Works Company from 1996 to 1999 and a partner at Leboeuf Lamb Greene & Macrae LLP from 1993 to 1995. Mr. Holland graduated with a J.D. from the Rutgers University School of Law, Camden and a B.S. from Fordham University.

Gregory Maffei is the President and CEO and a director of Liberty Media Corporation and Liberty Interactive Corporation. Liberty Media owns interests in a broad range of media, communications and entertainment businesses, including SiriusXM, Charter, Live Nation Entertainment and the Atlanta Braves. Liberty Interactive has interests in digital commerce businesses, including TripAdvisor, QVC, Provide Commerce, Backcountry.com, Bodybuilding.com, CommerceHub, BuySeasons, Evite, Expedia, Tree.com, Interval Leisure Group, and HSN. Mr. Maffei also serves as Chairman of the Liberty-related companies Live Nation Entertainment, SiriusXM, Starz and TripAdvisor, and as a director of Charter and Zillow. Prior to his joining Liberty in 2005, Mr. Maffei served as President and CFO of Oracle, Chairman, President and CEO of 360networks, CFO of Microsoft and Chairman of the Board of Expedia. Additionally, he has served as a director of Barnes & Noble, Citrix, DIRECTV, Dorling Kindersley, Electronic Arts and Starbucks Coffee. He has an M.B.A. from Harvard Business School, where he was a Baker Scholar, and an A.B. from Dartmouth College.

Christopher L. Winfrey joined Charter as Executive Vice President and Chief Financial Officer in November 2010. Mr. Winfrey is responsible for all of Charter’s financial functions, including accounting, financial planning and analysis, tax and treasury, mergers and acquisitions, capital structure activities, and investor relations. He also directs Charter’s supply chain management, facilities, revenue assurance, and business intelligence teams. Prior to joining Charter, Mr. Winfrey served as Chief Financial Officer and Managing Director of Unitymedia GmbH, Germany’s second-largest provider of media and communications services via broadband cable, from March 2006 through October 2010. Mr. Winfrey was also appointed Managing Director of Unitymedia Management GmbH, Unitymedia Hessen Verwaltung GmbH, and Unitymedia NRW GmbH in March 2006 and arena Sport Rechte und Marketing GmbH in April 2008. He has held leadership and finance positions with Cablecom and NTL Europe, assuming a key role in the operational turnaround, triple-play services rollout, and capital markets development at these companies over the last decade. Mr. Winfrey graduated from the University of Florida, with a B.S. degree in Accounting. He also received his M.B.A. from the University of Florida.

Composition of Our Board of Directors

At the closing of the transactions, we will have a board of nine directors, separated into three classes serving staggered three year terms, with the directors at the closing of the transactions designated as follows: (i) three independent directors selected by Comcast and reasonably acceptable to Charter (such directors being Messrs. D’Avino, Hersch and Holland), each of whom shall be in a separate class, (ii) three independent directors selected by Comcast from a list of potential nominees provided by Charter (such directors being Messrs. Chiddix and Doody and Ms. Greenthal), each of whom shall be in a separate class and (iii) three directors designated by Charter (such directors being Messrs. Maffei, Rutledge and Winfrey), each of whom shall be in a separate class. Comcast’s and Charter’s right to designate directors will not continue beyond the selection of directors in office at the closing of the

transactions. The Class I, Class II and Class III directors will serve until our annual meetings of stockholders in         ,         and         , respectively. The members of the classes at the closing of the transactions will be divided as follows:

•	the Class I directors are , and ;

•	the Class II directors are , and ; and

•	the Class III directors are , and .

At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

Committees of Our Board of Directors

Upon consummation of the transactions, the standing committees of our board of directors will consist of an audit committee, a compensation and benefits committee and a nominating and corporate governance committee. These committees are described below. Our board of directors may also establish various other committees to assist it in its responsibilities.

Audit Committee

The audit committee will be comprised of three directors, all of whom will meet the requirements for independence under the current NASDAQ Global Select Market listing standards and SEC rules and regulations. Each member of our audit committee will be financially literate. We expect that the audit committee will include at least one “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. This designation does not impose any duties, obligations or liabilities that are greater than are generally imposed on members of our audit committee and our board of directors. Our audit committee will be directly responsible for, among other things:

•	selecting a firm to serve as the independent registered public accounting firm to audit our financial statements;

•	evaluating the independence of the independent registered public accounting firm;

•	discussing the scope and results of the audit with the independent registered public accounting firm and reviewing, with management and that firm, our interim and year-end operating results;

•	establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

•	reviewing material related party transactions; and

•	approving or, as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

Compensation and Benefits Committee

The compensation and benefits committee will be comprised of three directors. Each member will be independent under NASDAQ Global Select Market rules and will qualify as a “non-employee director” (as defined under Rule 16b-3 under the Exchange Act) and an “outside director” (as defined in Section 162(m) of the Code). Our compensation and benefits committee will be responsible for, among other things:

•	reviewing and approving our compensation and benefit programs;

•	overseeing and setting compensation for our executives;

•	approving the nature and amount of compensation paid to, and the employment and related agreements entered into with, our executives;

•	reviewing and approving performance-based compensation programs; and

•	overseeing our cash bonus and equity-based plans, approving guidelines for grants of awards under these plans.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee will be comprised of three directors, each of whom will meet the requirements for independence under the current NASDAQ Global Select Market rules. Our nominating and governance committee exercises general oversight with respect to the governance of our board of directors, and will be responsible for, among other things:

•	reviewing and evaluating the size, structure, composition and functioning of our board of directors and its committees;

•	identifying and recommending candidates for membership on our board of directors;

•	reviewing and recommending our corporate governance guidelines;

•	overseeing the succession planning for our executive officers;

•	overseeing the process of evaluating the performance of our board of directors; and

•	assisting our board of directors on corporate governance matters.

Code of Ethics

In connection with the transactions, our board of directors will adopt a financial code of ethics that applies to our Chief Executive Officer, Chief Financial Officer and other persons performing similar senior financial functions. Upon completion of the transactions, the full text of our financial code of ethics will be posted on the investor relations section of our website. We intend to disclose future amendments to our financial codes of ethics, or any waivers of such code, on our website or in public filings.

Compensation and Benefits Committee Interlocks and Insider Participation

None of our executive officers has served during 2013 as a member of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our board of directors.

EXECUTIVE COMPENSATION

We were formed in 2014 in connection with the spin-off and we paid no compensation to any executive officers for the fiscal year ended December 31, 2013.  We have not yet made determinations with respect to the compensation of our executive officers following the spin-off, other than as described below.

Introduction

Upon the completion of the transactions, we expect Michael Willner to be our President and Chief Executive Officer, Matthew Siegel to be our Chief Financial Officer and Leonard Baxt to be our Executive Vice President, Chief Administrative Officer and Chief Legal Officer.  In order to assure us of the services of Mr. Willner following completion of the transactions, CCH I Spinco, entered into an employment agreement with Mr. Willner effective as of June 1, 2014.  We expect that CCH I Spinco will also enter into an employment agreement with Mr. Siegel.  CCH I Spinco will be merged with and into us in the SpinCo merger.  In order to assure us of the services of Mr. Baxt following completion of the transactions, SpinCo entered into an employment agreement with Mr. Baxt effective as of October 17, 2014.  Mr. Baxt previously entered into an employment agreement with CCH I Spinco effective August 1, 2014, which agreement was substantially similar to his current agreement.  That agreement was terminated effective October 16, 2014 due to Mr. Baxt’s intent to enter into an employment agreement directly with us.  The material terms of Mr. Willner’s and Mr. Baxt’s employment agreements are described below.  We expect to reimburse Charter and Comcast for amounts paid to our executive officers prior to the spin-off.

Prior to the spin-off, we have been a wholly owned subsidiary of Comcast.  Following the spin-off, our compensation and benefits committee will review all aspects of our executive compensation plans and programs and will make adjustments that it believes are appropriate.  The compensation program for our executive officers following the spin-off has not yet been determined, but we expect that it will include the elements and terms described below under “—Key Elements of Expected Compensation from SpinCo.”

Agreements with Executive Officers of SpinCo

The material terms of the employment agreements with Mr. Willner and Mr. Baxt are summarized below:

Michael S. Willner:  CCH I Spinco entered into an employment agreement with Mr. Willner effective June 1, 2014.  Pursuant to his employment agreement, Mr. Willner will be employed as our President and Chief Executive Officer for a term of three years from the effective date of the spin-off, unless terminated earlier or extended, at our option, for an additional year, for a maximum four-year term.  Under the employment agreement, Mr. Willner will be paid an annual base salary of $1,500,000 and be eligible for an annual target bonus of 150% of his base salary, payable based on his achievement of certain performance criteria.  These performance criteria will be set by the President and Chief Executive Officer of Charter prior to the spin-off, and by our compensation and benefits committee after the spin-off.

Under his employment agreement, Mr. Willner is entitled to annual equity award grants, the first of which will be made on the effective date of the spin-off, with respect to shares of our Class A common stock with a grant date value of not less than $3,750,000, 50% of which will be in the form of restricted stock or restricted stock units with respect to shares of our Class A common stock (both referred to hereafter as “RSUs”), and 50% of which will be in the form of a stock option to purchase shares of our Class A common stock.  One-third of these awards will vest on each of the first three anniversaries of the date of grant.  In addition to his annual grant, Mr. Willner will be granted equity awards on the effective date of the spin-off for his service prior to that date.  Such grant will have an annual value of $3,750,000, pro-rated for the period from June 1, 2014 through the spin-off date, and have the same terms and conditions as his annual equity awards, with one-third of the award vesting on each of June 1, 2015, June 1, 2016 and June 1, 2017.

Under his employment agreement, Mr. Willner is eligible to receive certain severance benefits if he is terminated by us without “cause,” if he resigns his employment with us for good reason or if he is terminated on the date his employment agreement expires. The severance benefits generally consist of (a) two times his base salary, (b) two times the target bonus for the year of termination, (c) a lump sum payment equal to 24 months of COBRA payments and (d) payment for twelve months of outplacement services.  If Mr. Willner’s employment is terminated in connection with a change of control, or if he is terminated on the date his employment agreement expires, then in addition to the severance benefits described above, he will be fully vested in all of his outstanding equity awards.  In each case, receipt of these severance benefits is contingent upon Mr. Willner’s execution and non-revocation of a release of claims in favor of us.  In addition, Mr. Willner is subject to covenants regarding confidentiality, invention assignment, noncompetition and non-solicitation under his employment agreement.  Mr. Willner’s severance benefits under his employment agreement are contingent upon his compliance with these obligations.

“Good reason” under Mr. Willner’s employment agreement generally means (i) a reduction in base salary or target bonus percentage; (ii) any failure by us to pay Mr. Willner’s compensation when due; (iii) any material breach by us of his employment agreement, including a reduction in title; (iv) a relocation of more than 50 miles; (v) after the spin-off, the transfer or reassignment of Mr. Willner’s material responsibilities to another employee; or (vi) a change of control during the term of the employment agreement, in which case Mr. Willner must terminate employment within one year of the change of control.  In each of (i) through (v) above, we will have 30 days upon notice from Mr. Willner to rectify the good reason trigger.  “Change of control” under Mr. Willner’s employment agreement generally means (i) the acquisition by any person or group under Section 13(d) or 14(d) of the Exchange Act of more than 50% of the combined voting power of our outstanding securities other than in a “non-control transaction”; (ii) a change in the board of directors such that the directors who were on the board immediately prior to the effective date of his employment agreement (or, after the spin-off, the directors who were on the board of directors immediately prior to the spin-off) no longer comprise a majority of the board, unless such change is approved by at least two-thirds of the board; (iii) the consummation of a merger, consolidation or reorganization other than in a “non-control transaction”; (iv) our complete liquidation or dissolution; or (v) the sale or other disposition of all or substantially all of our assets other than in a “non-control transaction.”  For these purposes, a “non-control transaction” generally means a merger, consolidation, reorganization, sale or other disposition where (1) the stockholders immediately before such transaction own following the transaction more than 50% of the voting power of the outstanding voting shares of the entity resulting from the transaction or its parent (the “surviving entity”), (2) the board members immediately prior to the execution of the agreement for such transaction constitute at least a majority of members of the board of the surviving entity and (3) subject to certain exceptions, no person has beneficial ownership of more than 50% of the combined voting power of the outstanding voting securities or common stock of the surviving entity.

Under his employment agreement, if Mr. Willner’s employment is terminated due to his death or disability, he (or his estate, in the case of death) will receive the pro-rata portion of his annual bonus for the year in which his death or disability occurs.  In addition, if Mr. Willner becomes disabled, is no longer receiving base salary payments from us and has not yet begun receipt of long-term disability payments, we will make interim payments to Mr. Willner equal to the unpaid disability payments until his long-term disability insurance payments commence.

To the extent any severance benefits would constitute “parachute payments” within the meaning of Section 280G of the Code and would be subject to the excise tax imposed by Section 4999 of the Code, Mr. Willner will receive either (a) the full amount of such benefits or (b) such lesser amount as would result in no portion of such benefits being subject to the excise tax under Section 4999 of the Code, whichever results in his receipt, on an after-tax basis, of the greater amount of severance benefits, notwithstanding that some or all of such severance benefits may be taxable under Section 4999 of the Code.

Leonard Baxt:  SpinCo entered into an employment agreement with Mr. Baxt effective October 17, 2014.  Pursuant to his employment agreement, Mr. Baxt currently serves as our Executive Vice President and Chief Administrative Officer and will be employed as our Executive Vice President, Chief Administrative Officer and Chief Legal Officer for a term of three years from the effective date of the spin-off, unless his employment with us is terminated earlier or extended, at our option, for an additional year, for a maximum four-year term.  Under his employment agreement, Mr. Baxt will be paid an annual base salary of $800,000 and be eligible for an annual target bonus of 150% of his base salary, payable based upon on his achievement of certain performance criteria.  These bonus criteria will be set by our President and Chief Executive Officer prior to the spin-off, and by our compensation and benefits committee after the spin-off.

Under his employment agreement, Mr. Baxt is entitled to annual equity award grants, the first of which will be made on the effective date of the spin-off, with respect to shares of our Class A common stock with a grant date value of not less than $2,500,000, 50% of which will be in the form of RSUs and 50% of which will be in the form of a stock option to purchase shares of our Class A common stock. One-third of these awards will vest on each of the first three anniversaries of the date of grant.  In addition to his annual grant, Mr. Baxt will receive a grant of equity awards on the effective date of the spin-off for his service prior to that date.  Such grant will have an annual value of $2,500,000, pro-rated for the period from August 1, 2014 through the spin-off date, and have the same terms and conditions as his annual equity awards, with one-third of the award vesting on each of August 1, 2015, August 1, 2016 and August 1, 2017.

Under his employment agreement, Mr. Baxt is eligible to receive certain severance benefits if he is terminated by us without “cause,” if he resigns his employment with us for good reason or if he is terminated on the date his employment agreement expires.  The severance benefits generally consist of (a) two times his base salary, (b) two times the target bonus for the year of termination, (c) a lump sum payment equal to 24 months of COBRA payments and (d) payment for twelve months of outplacement services.  If Mr. Baxt’s employment is terminated in connection with a change of control, or if he is terminated on the date his employment agreement expires, then in addition to the severance benefits described above, he will be fully vested in all of his outstanding equity awards.  In each case, receipt of these severance benefits is contingent upon Mr. Baxt’s execution and non-revocation of a release of claims in favor of us.  In addition, Mr. Baxt is subject to covenants regarding confidentiality, invention assignment, noncompetition and non-solicitation under his employment agreement.  Mr. Baxt’s severance benefits under his employment agreement are contingent upon his compliance with these obligations.

“Good reason” under Mr. Baxt’s employment agreement generally has the same meaning as under Mr. Willner’s employment agreement.  “Change of control” under Mr. Baxt’s employment agreement generally has the same meaning as under Mr. Willner’s employment agreement.

Under his employment agreement, if Mr. Baxt’s employment is terminated due to his death or disability, he (or his estate, in the case of death) will receive the pro-rata portion of his annual bonus for the year in which his death or disability occurs.  In addition, if Mr. Baxt becomes disabled, is no longer receiving base salary payments from us and has not yet begun receipt of long-term disability payments, we will make interim payments to Mr. Baxt equal to the unpaid disability payments until his long-term disability insurance payments commence.

To the extent any severance benefits would constitute “parachute payments” within the meaning of Section 280G of the Code and would be subject to the excise tax imposed by Section 4999 of the Code, Mr. Baxt will receive either (a) the full amount of such benefits or (b) such lesser amount as would result in no portion of such benefits being subject to the excise tax under Section 4999 of the Code, whichever results in his receipt, on an after-tax basis, of the greater amount of severance benefits, notwithstanding that some or all of such severance benefits may be taxable under Section 4999 of the Code.

In addition to the payments described above, in the event the spin-off does not occur, the employment of each of Mr. Willner and Mr. Baxt will automatically terminate and they will be entitled to certain severance payments.

Key Elements of Expected Compensation for Our Executive Officers

We expect that our executive compensation programs will include the following elements:

Base Salary:  The base salaries for our executive officers will be established either at the time of hiring or upon promotion, and will be determined based on the nature of the executive officer’s position and responsibilities, his or her experience and expertise, as well as market factors.  Base salary is the fixed element of an executive officer’s annual cash compensation, designed to provide a stable source of income for the executive, and a stable management team for our company.

Annual Bonus Compensation:  In connection with the spin-off, we expect that our compensation and benefits committee will adopt an annual bonus framework with key financial and operational metrics that will drive performance and create a pay-for-performance culture within our company.  Our executive officers will be eligible for annual bonus compensation.  We expect each officer will have a target bonus opportunity established as a percentage of base pay.  We also expect that target bonus opportunities will be generally highest at the highest levels of the organization, reflecting the increased emphasis on pay-for-performance at those levels and the greater variability of pay based on company and individual performance.

Long-Term Equity-Incentive Awards:  We anticipate that our executive officers will be eligible to receive long-term equity incentive awards that will have the potential to provide significant rewards for strong financial performance.  These equity incentives serve the additional purpose of strongly aligning the interests of our executives with those of our stockholders.  The employment arrangements of our executive officers, as described above, provide for awards of long-term equity incentives under a plan to be established by us.  The amount and timing of any additional equity-based compensation to be granted to our executive officers following the spin-off will be determined by the compensation and benefits committee.  Equity incentive awards granted to our executive officers will generally be granted pursuant to the new equity incentive plan, which is described under “—New Equity Incentive Plan” below.

Benefits and Perquisites:  At the time of the spin-off, we will have established employee benefit plans and programs providing health and welfare benefits, as well as 401(k) participation, for most of our employees.  We expect that our executive officers will participate in these plans and programs on generally the same terms as our other employees.  From time to time, our executive officers may be eligible for additional benefits or perquisites, as our compensation and benefits committee may determine necessary or appropriate.

New Equity Incentive Plan

Information regarding our new equity incentive plan will be provided by amendment to this prospectus.

Compensation of Directors

Prior to the spin-off, our directors were Comcast employees and not separately compensated for serving on our board of directors. Following the spin-off, our compensation and benefits committee will develop a compensation program for our non-employee directors and will make recommendations to our board of directors with respect to such a program.  We believe our compensation and benefits committee will review peer company data, in order to ensure we are able to attract and retain qualified directors.  Information regarding our non-employee director compensation program will be provided by amendment to this prospectus.

OWNERSHIP OF OUR STOCK

The following table sets forth information regarding beneficial ownership of our Class A common stock as of December 1, 2014 after giving effect to the transactions by:

•	each person whom we know will own beneficially more than 5% of our common stock;

•	each of the directors and named executive officers individually; and

•	all directors and executive officers as a group.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to stock options that are exercisable within 60 days of December 1, 2014. Shares issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. The percentage of beneficial ownership for the following table is based on                    shares of Class A common stock to be outstanding following consummation of the transactions, assuming no issuance of cash in lieu of fractional shares in the spin-off.

Shares Beneficially Owned After the Transactions
Name and Address of Beneficial Owner	Number	Percent
Named Executive Officers and Directors
Michael S. Willner	—	*
Matthew Siegel	—	*
Leonard Baxt	—	*
Thomas M. Rutledge	—	*
James Chiddix	—	*
Richard D’Avino	—	*
Gregory L. Doody	—	*
Jill A. Greenthal	—	*
Dennis S. Hersch	—	*
Wendell F. Holland	—	*
Gregory Maffei	—	*
Christopher L. Winfrey	—	*
All directors and executive officers as a group (12 persons)	—	*

5% Stockholders
New Charter		33%

*    Less than one percent.

DESCRIPTION OF CAPITAL STOCK

We have provided below a summary description of our capital stock.  This description is not complete, and is qualified in its entirety by the full text of our certificate of incorporation and bylaws, which will be filed as exhibits to the registration statement into which this prospectus is incorporated and which will be effective upon consummation of the transactions.  You should read the full text of our certificate of incorporation and bylaws, as well as the provisions of applicable law.

General

Upon the consummation of the transactions, our authorized capital stock will consist of        shares of Class A common stock, par value $0.001 per share, and           shares of Class A-1 common stock, par value $0.001 per share. All outstanding shares of our common stock are fully paid and non-assessable, and the Class A shares of common stock to be outstanding upon completion of the transactions will be fully paid and non-assessable.

Common Stock

Our shares of Class A and Class A-1 common stock have identical rights, except that, (1) pursuant to the SpinCo merger, the Class A-1 shares of our common stock will be converted into a pro rata portion of the shares of New Charter common stock issued in the SpinCo merger, upon which Class A-1 common stock will cease to be authorized and (2) shares of our Class A-1 common stock will not be transferrable. The following description of our common stock rights and preferences apply equally to Class A and Class A-1 shares of common stock.

Voting rights. The holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders.

Dividend rights. The holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. See “Dividend Policy.”

Rights upon liquidation. In the event of liquidation, dissolution or winding up of us, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities.

Other rights. Other than as described under “—Preemptive Rights” below, the holders of our common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Board of Directors

Our board of directors will consist of nine directors. No director may be removed except for cause, and directors may be removed for cause by an affirmative vote of shares representing a majority of the shares then entitled to vote at an election of directors. Any vacancy occurring on the board of directors and any newly created directorship may be filled only by a majority of the remaining directors in office.

Staggered Board

At the closing of the transactions, our board of directors will be divided into three classes serving staggered three year terms, with the directors at the closing of the transactions designated as follows: (i) three independent directors selected by Comcast and reasonably acceptable to Charter, each of whom shall be in a separate class, (ii) three independent directors selected by Comcast from a list of potential nominees provided by Charter, each of whom shall be in a separate class and (iii) three directors designated by Charter, each of whom shall be in a separate class. See “Management—Composition of Our Board of Directors.”

Our current Class I, Class II and Class III directors will serve until our annual meetings of stockholders in 20  , 20   and 20  , respectively. At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

Committees of the Board of Directors

Our certificate of incorporation will provide that each committee of our board of directors will be comprised of three directors of the same class, unless applicable law or the listing rules of the NASDAQ Global Select Market require such committee to be otherwise comprised, in which case such committee shall be comprised of three directors selected by the majority of the Board, or unless a majority of the independent directors of our board of directors determines in good faith, based on the advice of counsel, that composing a specific committee of three directors of the same class would result in a conflict of interest for such committee.  The nominating committee will be subject to additional restrictions, including that the nominating committee will determine, subject to board approval, who will fill any vacancy on the nominating committee.

Written Consents

Our certificate of incorporation and our bylaws will provide that holders of our capital stock will be able to act by written consent without a meeting, provided the consent is signed by the holders of our capital stock having not less than the minimum number of votes that would be necessary to take such action at a meeting.

Stockholder Meetings

Our certificate of incorporation and our bylaws will provide that special meetings of our stockholders may be called by the chairman of our board of directors, a vice chairman of our board of directors, our chief executive officer, a majority of the directors or the holders of our capital stock having not less than 25% of the voting power of all of the outstanding shares of capital stock.

Preemptive Rights

Our certificate of incorporation will provide New Charter with certain preemptive rights.  In particular, beginning on the second anniversary of the completion of the transactions, in the event that we propose to issue or sell equity securities (other than pursuant to a compensation program or equity plan that meets certain conditions), our certificate of incorporation will provide that we will grant New Charter preemptive rights to purchase from us the number of equity securities necessary to maintain its percentage ownership of us.  The preemptive rights will terminate when New Charter and its subsidiaries cease to own at least 5% of our outstanding capital stock.

Tax Standstill

Our certificate of incorporation will provide that until the second anniversary of the spin-off, we will not take any action that would cause the historic Comcast shareholders to own less than 50.75% of our outstanding shares of capital stock. In addition, New Charter and its controlled affiliates shall not be subject to, and we will not take any action to impose on New Charter and its controlled affiliates, any restriction on holding, acquiring or transferring our equity securities, except as otherwise set forth in the tax matters agreement among us, Comcast and New Charter or the stockholders agreement.

Amendment of Certificate of Incorporation

The provision of our certificate of incorporation described under “—Tax Standstill” may be amended only by the affirmative vote of at least 80% of our directors and holders of at least 80% of the voting power of our outstanding shares of capital stock. The affirmative vote of holders of at least 60% of the voting power of our outstanding shares of capital stock will generally be required to amend other provisions of our certificate of incorporation.

Amendment of Bylaws

Our bylaws may generally be amended, supplemented or repealed, and new bylaws may be adopted, with the affirmative vote of a majority of directors present at any regular or special meeting of the board of directors called for that purpose.

Other Limitations on Stockholder Actions

Our bylaws will also impose some procedural requirements on stockholders who wish to:

•	make nominations in the election of directors; or

•	propose any other business to be brought before an annual or special meeting of stockholders.

Under these procedural requirements, in order to bring a proposal before a meeting of stockholders, a stockholder must deliver timely notice of a proposal pertaining to a proper subject for presentation at the meeting to our corporate secretary along with the following:

•	a description of the business or nomination to be brought before the meeting and the reasons for conducting such business at the meeting;

•	the stockholder’s name and address;

•	any material interest of the stockholder in the proposal;

•	the number of shares beneficially owned by the stockholder and evidence of such ownership;

•	a representation that the stockholder is a holder of record of stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination;

•
a representation addressing whether the stockholder intends (or is part of a group which intends) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of our outstanding capital stock required to approve or adopt the proposal or elect the nominee; and

•
the names and addresses of all persons with whom the stockholder is acting in concert and a description of all arrangements and understandings with those persons, and the number of shares such persons beneficially own.

To be timely, a stockholder must generally deliver notice:

•
in connection with an annual meeting of stockholders, not more than 60 nor less than 30 days prior to the date on which the annual meeting of stockholders was held in the immediately preceding year, but in the event that the date of the annual meeting is more than 30 days before or more than 30 days after the anniversary date of the preceding annual meeting of stockholders, a stockholder notice will be timely if received by us not later than the close of business on the later of (1) the 30th day prior to the annual meeting and (2) the 10th day following the day on which we first publicly announce the date of the annual meeting; or

•
in connection with the election of a director at a special meeting of stockholders, a stockholder notice will be timely if received by us not earlier than the 90th day prior to the special meeting and not later than the close of business on the later of (1) the 60th day prior to the special meeting and (2) the 10th day following the day on which we first publicly announce the date of the special meeting and the nominees proposed by our board of directors to be elected at the special meeting.

In order to submit a nomination for our board of directors, a stockholder must also submit any information with respect to the nominee that we would be required to include in a proxy statement, as well as certain other information. If a stockholder fails to follow the required procedures, the stockholder’s proposal or nominee will be ineligible and will not be voted on by our stockholders.

Limitation of Liability of Directors and Officers

Our certificate of incorporation will provide that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as required by applicable law, as in effect from time to time. Currently, Delaware law requires that liability be imposed for the following:

•	any breach of the director’s duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

•	any transaction from which the director derived an improper personal benefit.

As a result, neither we nor our stockholders have the right, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Our certificate of incorporation will also provide that, to the fullest extent permitted by law, we will indemnify any officer or director of our company against all damages, claims and liabilities arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director, officer, employee, agent or fiduciary. We will reimburse the expenses, including attorneys’ fees, incurred by a person indemnified by this provision when we receive an undertaking to repay such amounts if it is ultimately determined that the person is not entitled to be indemnified by us. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

Business Opportunities

Our certificate of incorporation will provide that, to the fullest extent permitted by applicable law and except as may be otherwise agreed in writing with New Charter, New Charter and its related parties will not have any duty to refrain from, and will not be liable to us for, pursuing any business opportunity, even if the business opportunity is one that we or our subsidiaries might have pursued or had the ability or desire to pursue if granted the opportunity to do so, unless such person is an officer or director of us and the business opportunity is offered to such director or officer in writing solely in her or her capacity as such.

Forum Selection

Our certificate of incorporation will provide that the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of Delaware General Corporation Law, our certificate of incorporation or our bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants, no other court having exclusive jurisdiction, and the Delaware Court of Chancery having subject matter jurisdiction.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Delaware Law

Some provisions of our certificate of incorporation and bylaws could make the following more difficult:

•	acquisition of control of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

These provisions may discourage coercive takeover practices and inadequate takeover bids. These provisions may also encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                             .

Listing

We have applied to list our Class A common stock on the NASDAQ Global Select Market under the symbol “GLCI.” Our Class A-1 common stock will not be listed for trading on any securities exchange and will be converted into New Charter common stock as part of the SpinCo merger. New Charter common stock will be traded on the NASDAQ Global Select Market under the symbol “CHTR.” Upon consummation of the SpinCo merger, we expect to change our legal name to GreatLand Connections Inc.

DESCRIPTION OF INDEBTEDNESS

Prior to the spin-off and SpinCo merger, we expect to incur new indebtedness in an aggregate amount equal to 5.0 times the 2014 EBITDA of the SpinCo systems (as such term is defined by our financing sources for purposes of the financing). We currently estimate such indebtedness to be $7.8 billion in the aggregate. The indebtedness will consist of (i) credit facilities to be used primarily to fund cash distributions to Comcast and (ii) notes newly issued to Comcast, which notes will enable Comcast to complete a debt-for-debt exchange whereby one or more financial institutions will conduct a third-party tender offer for certain of Comcast’s publicly traded debt securities and will then exchange the tendered debt securities of Comcast for our new notes held by Comcast. In addition, we expect to enter into a $750 million revolving credit facility to provide us with additional liquidity, including for short-term working capital needs. See “The Transactions—Background and Description of the Transactions” for more information on the debt-for-debt exchange.

The specific terms of such indebtedness are unknown at this time and will be included in an amendment to this prospectus.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than with respect to compensation arrangements, which are described where required under “Executive Compensation,” and other than the agreements with Comcast and Charter that are described above under “Arrangements Among Us, Comcast and Charter,” there have not been, nor are there any currently proposed, transactions or series of similar transactions to which we are or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock had or will have a direct or indirect material interest.

Policies and Procedures for Related Person Transactions

Our board of directors will adopt written policies and procedures covering related party transactions. The audit committee will review the material facts of related party transactions. We will have various procedures in place, e.g., an annual questionnaire to be completed by our directors, director nominees and executive officers, specifically requesting information about potential related party transactions. Management will bring transactions to the committee for review as appropriate. We expect that our related party transaction policy will provide that a “related party transaction” is any transaction, arrangement or relationship or series of similar transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness) in which: (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year; (2) we are a participant; and (3) any related party has or will have a direct or indirect interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A “related party” is any: (a) person who is or was (since the beginning of the last fiscal year, even if they do not presently serve in that role) an executive officer, director or nominee for election as a director; (b) greater than 5% beneficial owner of our common stock; or (c) immediate family member of any of the foregoing. “Immediate family member” includes a person’s spouse, parents, stepparents, children, stepchildren, siblings, mothers- and fathers-in-law, sons- and daughters-in-law and brothers- and sisters-in-law and anyone residing in such person’s home (other than a tenant or employee). Open market purchases or privately-negotiated transactions, excluding any non-pro rata distributions by us involving any of our securities or those of our subsidiaries will not deemed to be “related party transactions” under our related party transaction policy.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE SPIN-OFF AND THE SPINCO MERGER

The following is a discussion of the material U.S. federal income tax consequences of the spin-off and SpinCo merger to U.S. Holders (as defined below) of Comcast common stock. This discussion is based on the Code, applicable Treasury regulations, administrative interpretations and court decisions as in effect as of the date of this prospectus, all of which may change, possibly with retroactive effect. For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Comcast common stock that is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

This discussion addresses only the consequences of the spin-off and SpinCo merger to U.S. Holders that hold Comcast common stock as a capital asset. It does not address all aspects of U.S. federal income taxation that may be important to a U.S. Holder in light of that shareholder’s particular circumstances or to a U.S. Holder subject to special rules, such as:

•	a financial institution, regulated investment company or insurance company;

•	a tax-exempt organization;

•	a dealer or broker in securities, commodities or foreign currencies;

•	a shareholder that holds Comcast common stock as part of a hedge, appreciated financial position, straddle, conversion, or other risk reduction transaction;

•	a shareholder that holds Comcast common stock in a tax-deferred account, such as an individual retirement account; or

•	a shareholder that acquired Comcast common stock pursuant to the exercise of options or similar derivative securities or otherwise as compensation.

If a partnership, or any entity treated as a partnership for U.S. federal income tax purposes, holds Comcast common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partners and the activities of the partnership. A partner in a partnership holding Comcast common stock should consult its tax advisor.

This discussion of material U.S. federal income tax consequences is not a complete analysis or description of all potential U.S. federal income tax consequences of the spin-off and SpinCo merger. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address any U.S. federal, estate, gift or other non-income tax or any foreign, state or local tax consequences of the spin-off and SpinCo merger. Accordingly, each holder of Comcast common stock should consult its tax advisor to determine the particular U.S. federal, state or local or foreign income or other tax consequences of the spin-off and SpinCo merger to such holder.

Tax Opinions

The consummation of the spin-off and SpinCo merger, along with certain related transactions, are conditioned upon the receipt of an opinion of tax counsel substantially to the effect that (i) the spin-off, together with certain related transactions, should qualify as a tax-free “reorganization” within the meaning of Section 368(a)(1)(D) of the Code and a tax-free distribution within the meaning of Section 355 of the Code, (ii) the debt-for-debt exchange should qualify as tax-free exchange to Comcast within the meaning of Section 361 of the Code, and (iii) the SpinCo merger and Charter reorganization, taken together, will qualify as a tax-free transaction within the meaning of Section 351 of the Code (a “Tax Opinion”). In rendering the Tax Opinion given as of the date of this prospectus (the “Registration Statement Tax Opinion”), tax counsel has relied, and in rendering the Tax Opinion to be given as of the closing of the spin-off and SpinCo merger (the “Closing Tax Opinion”), will rely, on (i) customary representations and covenants made by Comcast, us and Charter, including those contained in certificates of officers of Comcast, us and Charter, and (ii) specified assumptions, including an assumption regarding the completion of the spin-off, debt-for-debt exchange, SpinCo merger, Charter reorganization and certain related transactions in the manner contemplated by the transactions agreements.  In addition, tax counsel has assumed in rendering the Registration Statement Tax Opinion, and tax counsel’s ability to provide the Closing Date Tax Opinion will depend on, the absence of changes in existing facts or in law between the date of this registration statement and the closing date of the spin-off and SpinCo merger. If any of those representations, covenants or assumptions is inaccurate, tax counsel may not be able to provide the Closing Tax Opinion or the tax consequences of the spin-off and SpinCo merger could differ from those described below. An opinion of tax counsel neither binds the Internal Revenue Service, which is referred to in this discussion as the IRS, nor precludes the IRS or the courts from adopting a contrary position. Comcast does not intend to obtain a ruling from the IRS on the tax consequences of the spin-off, SpinCo merger or any of the related transactions.

The Spin-Off

Assuming that the spin-off, together with certain related transactions, will qualify as a tax-free “reorganization” within the meaning of Section 368(a)(1)(D) of the Code and a tax-free distribution within the meaning of Section 355 of the Code, in general, for U.S. federal income tax purposes:

•
the spin-off will not result in the recognition of income, gain or loss to Comcast or us, except for taxable income or gain of Comcast possibly arising as a result of certain internal restructuring transactions undertaken in anticipation of the spin-off, and assuming that the debt-for-debt exchange will qualify as a tax-free exchange to Comcast within the meaning of Section 361 of the Code, the debt-for-debt exchange will not result in the recognition of income, gain or loss to Comcast;

•	no gain or loss will be recognized by, and no amount will be included in the income of, U.S. Holders of Comcast common stock upon the receipt of our common stock;

•
the aggregate tax basis of the shares of our common stock (including fractional shares) distributed in the spin-off to a U.S. Holder of Comcast common stock will be determined by allocating the aggregate tax basis such U.S. Holder has in the shares of Comcast common stock immediately before such spin-off between such Comcast common stock and our common stock in proportion to the relative fair market value of each immediately following the spin-off;

•
the holding period of any shares of our common stock received by a U.S. Holder of Comcast common stock will include the holding period of the shares of Comcast common stock held by a U.S. Holder prior to the spin-off; and

•
a U.S. Holder of Comcast common stock that receives cash in lieu of a fractional share of our common stock will recognize capital gain or loss, measured by the difference between the cash received for such fractional share and the U.S. Holder’s tax basis in that fractional share, determined as described above; such gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for such fractional share is more than one year as of the closing date of spin-off.

Because one share of our common stock will be received with respect to more than one share of Comcast common stock, the basis of each share of Comcast common stock must be allocated to a segment of each share of our common stock received with respect thereto in proportion to their relative fair market values in a manner that reflects, to the greatest extent possible, that a share of our common stock is received with respect to shares of Comcast common stock acquired on the same date and at the same price. To the extent this is not possible, the allocations must be made in a manner that minimizes the disparity in the holding periods of shares of Comcast common stock with respect to which such shares of our common stock are received; in such a case, each segment of a share of our common stock will have a basis and corresponding holding period.

Under applicable Treasury regulations, a U.S. Holder must allocate the aggregate tax basis of the shares of our common stock (determined as described above) among each class of our common stock received. For this purpose, a U.S. Holder may be permitted to designate the particular Comcast shares on which it receives shares of our Class A common stock and the particular Comcast shares on which it receives shares of our Class A-1 common stock (which will be exchanged for shares of New Charter common stock in the SpinCo merger) by electing pursuant to the terms of the contribution, separation and spin-off agreement, to receive shares of our Class A and Class A-1 common stock on particular Comcast shares (holders of Comcast common stock will receive further information regarding the manner in which this election may be made).  Treasury regulations promulgated under Section 358 of the Code provide that where a stockholder receives shares of stock of more than one class in a distribution under Section 355 of the Code, then, to the extent the terms of the exchange specify that shares of stock of a particular class are received with respect to a particular share of stock of the distributing corporation, the terms of the distribution shall control for the purpose of determining a shareholder’s basis and holding period to the extent the terms of the exchange are economically reasonable. The election described above is intended to permit U.S. Holders to rely upon these Treasury regulations, although it is possible such an election will not be treated as satisfying the requirements of such regulations, and there can therefore be no assurance that, if a U.S. Holder determines its basis and holding period in the shares of our common stock received in the spin-off by designating the particular Comcast shares on which it receives shares of our Class A common stock and Class A-1 common stock, the IRS will not challenge such election. If the IRS were to challenge successfully the position that the U.S. Holder takes with respect to the allocation of tax basis to our common stock received in the spin-off, then the U.S. Holder could be required to reallocate its tax basis among its shares of our Class A stock and Class A-1 stock on a pro rata basis to each share of Comcast common stock that the U.S. Holder held at the time of the spin-off.  U.S. Holders should consult with their tax advisors regarding the determination of their basis and holding period in the shares of our common stock received in the spin-off. A U.S. Holder that does not make such an election will be required to allocate its tax basis among its shares of our Class A stock and Class A-1 stock on a pro rata basis to each share of Comcast common stock that the U.S. Holder held at the time of the spin-off.

In general, if the spin-off does not qualify as a tax-free “reorganization” within the meaning of Section 368(a)(1)(D) of the Code and a tax-free distribution within the meaning of Section 355 of the Code, the spin-off would be treated as a taxable dividend to holders of Comcast common stock in an amount equal to the fair market value of our common stock received, to the extent of such holder’s ratable share of Comcast’s earnings and profits. In addition, if the spin-off does not qualify as a tax-free transaction under Sections 368(a)(1)(D) and 355 of the Code, Comcast would recognize taxable gain, which could result in significant tax to Comcast.  If the spin-off does qualify as a tax-free transaction under Sections 368(a)(1)(D) and 355 of the Code, but the debt-for-debt exchange does not qualify as a tax-free exchange within the meaning of Section 361 of the Code, Comcast would recognize taxable gain in an amount up to the fair market value of our securities.

Even if the spin-off were otherwise to qualify as a tax-free transaction under Sections 368(a)(1)(D) and 355 of the Code, the spin-off will be taxable to Comcast (but not to holders of Comcast common stock) pursuant to Section 355(e) of the Code if there is a 50% or greater change in ownership of either Comcast or us, directly or indirectly, as part of a plan or series of related transactions that include the spin-off.  For this purpose, any acquisitions of Comcast or our common stock within the period beginning two years before the spin-off and ending two years after the spin-off are presumed to be part of such a plan, although Comcast or we may be able to rebut that presumption.  For purposes of this test, we assume that the Comcast/TWC merger and the SpinCo merger will be treated as part of such a plan, but these transactions together should not cause the spin-off to be taxable to Comcast under Section 355(e) of the Code because pre-Comcast/TWC merger holders of Comcast common stock will directly own approximately 76% of the Comcast common stock following the Comcast/TWC merger and therefore, the amount of our common stock held by the pre-Comcast/TWC merger holders of Comcast common stock, in the aggregate, will equal or exceed 50.75% of our common stock following the SpinCo merger (disregarding public trading for this purpose).  Comcast will set the actual number of our shares of common stock to be acquired by New Charter in the SpinCo merger to ensure this result.  In addition, under the tax matters agreement, New Charter has agreed to the New Charter Tax Standstill and we have agreed to not take any action that would result in New Charter increasing its ownership in us or any action that could reasonably be expected to have the effect of causing or permitting one or more persons to acquire a fifty percent (50%) or greater interest in us for purposes of Code Section 355(e), in each case for a period of two years following the spin-off, or otherwise pursuant to plan for purposes of Section 355(e) of the Code (the “SpinCo Tax Standstill”) (See “Arrangements Between Us, Comcast and Charter—Tax Matters Agreement”).  However, if the IRS were to determine that other acquisitions of Comcast or our common stock, either before or after the spin-off, were part of a plan or series of related transactions that included the spin-off, such determination could result in the recognition of a very substantial amount of gain by Comcast under Section 355(e) of the Code, which could result in significant tax to Comcast. In connection with the Tax Opinion, Comcast has represented (and will represent) that the spin-off is not part of any such plan or series of related transactions.

In general, under the tax matters agreement, New Charter is required to indemnify Comcast against any taxes on the spin-off and certain related transactions that arise as a result of certain prohibited actions by New Charter (including violation of the New Charter Tax Standstill) and we are required to indemnify Comcast against any taxes on the spin-off and certain related transactions in certain circumstances, including taxes arising due to the SpinCo merger or a violation of the SpinCo Tax Standstill (See “Arrangements Between Us, Comcast and Charter—Tax Matters Agreement”).  If the spin-off were to be taxable to Comcast, the liability for payment of such tax by Comcast, or by us or New Charter under the tax matters agreement, could have a material adverse effect on Comcast, us or New Charter, as the case may be.

The SpinCo Merger

Assuming that the SpinCo merger and Charter reorganization, taken together, qualify as a tax-free transaction within the meaning of Section 351 of the Code, in general, for U.S. federal income tax purposes:

•	no gain or loss will be recognized by us, New Charter, Charter or either of the merger subsidiaries as a result of the SpinCo merger and Charter reorganization;

•
no gain or loss will be recognized by, and no amount will be included in the income of, U.S. Holders of our Class A-1 common stock upon the receipt of New Charter common stock in exchange for our Class A-1 common stock in the SpinCo merger, except for any gain or loss recognized with respect to cash received in lieu of a fractional share of New Charter common stock;

•
the tax basis of New Charter common stock received in the SpinCo merger, including any fractional share of New Charter common stock deemed received, will be the same as the tax basis in the shares of our Class A-1 common stock exchanged therefor (determined in the manner described under the section entitled “—The Spin-Off”);

•
the holding period of New Charter common stock received by a holder of our common stock in the SpinCo merger will include the holding period of our common stock exchanged therefor (determined in the manner described under the section entitled “—The Spin-Off”); and

•
gain or loss will be recognized by holders of our common stock on any cash received in lieu of a fractional share of New Charter common stock in the SpinCo merger equal to the difference between the amount of cash received in lieu of the fractional share and the U.S. Holder’s tax basis in the fractional share of New Charter common stock; such gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for such fractional share is more than one year as of the closing date of SpinCo merger.

If the SpinCo merger and Charter reorganization, taken together, do not qualify as a tax-free transaction within the meaning of Section 351 of the Code for U.S. federal income tax purposes, a U.S. Holder will, in general, recognize capital gain or loss upon the receipt of New Charter common stock in exchange for our Class A-1 common stock in an amount equal to the difference between the fair market value of the New Charter common stock received and such U.S. Holder’s tax basis in the shares of our Class A-1 common stock exchanged therefor (determined in the manner described under the section entitled “—The Spin-Off”).  Such gain or loss will be long-term capital gain or loss if, as of the effective time of the SpinCo merger, the holding period for such U.S. Holder’s shares of our Class A-1 common stock (determined in the manner described under the section entitled “—The Spin-Off”) is more than one year.  In addition, if the SpinCo merger does not qualify as a tax-free transaction, the IRS could take the position that, as a result of such taxable transaction occurring immediately following the spin-off, the spin-off would also fail to qualify as a tax-free transaction, in which case the spin-off would be taxable to holders of Comcast common stock and Comcast (see “—The Spin-Off”).

Information Reporting and Backup Withholding

U.S. Treasury regulations generally require holders who own at least five percent of the total outstanding stock of Comcast (by vote or value) and who receive our common stock pursuant to the spin-off to attach to their U.S. federal income tax return for the year in which the spin-off occurs a detailed statement setting forth certain information relating to the tax-free nature of the spin-off. Comcast and/or we will provide the appropriate information to each holder upon request, and each such holder is required to retain permanent records of this information.

In addition, payments of cash to a U.S. Holder of Comcast common stock in lieu of fractional shares of our common stock in the spin-off or cash to a holder of our common stock in lieu of a fractional share of New Charter common stock in the SpinCo merger may be subject to information reporting, unless the U.S. Holder provides the withholding agent with proof of an applicable exemption. Such payments that are subject to information reporting may also be subject to backup withholding, unless such U.S. Holder provides the withholding agent with a correct taxpayer identification number and otherwise complies with the requirements of the backup withholding rules. Backup withholding does not constitute an additional tax, but merely an advance payment, which may be refunded or credited against a U.S. Holder’s U.S. federal income tax liability, provided the required information is timely supplied to the IRS.

LEGAL MATTERS

The validity of the shares of our common stock to be distributed in the spin-off will be passed upon for us by Davis Polk & Wardwell LLP. Davis Polk & Wardwell LLP will provide to Comcast a legal opinion regarding certain U.S. federal income tax matters.

EXPERTS

The combined financial statements of the Comcast Cable Systems to be Contributed to Midwest Cable, Inc. as of December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013, and the related financial statement schedule, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein (which report on the combined financial statements expresses an unqualified opinion and includes an explanatory paragraph referring to the basis of presentation of the combined financial statements). Such combined financial statements and combined financial statement schedule have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statement of Midwest Cable, Inc. included in this prospectus, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein.  Such financial statement is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC with respect to the shares of our common stock being distributed as contemplated by this prospectus.  This prospectus is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement.  For further information with respect to our company and our common stock, please refer to the registration statement, including its exhibits and schedules.  Statements made in this prospectus relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document.  You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, as well as on, or accessible through, the Internet website maintained by the SEC at www.sec.gov.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Information contained on any website referenced in this prospectus is not incorporated by reference into this prospectus or the registration statement of which this prospectus is a part.

After the transactions, we will become subject to the information and reporting requirements of the Exchange Act, and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC.  Our future filings will be available from the SEC as described above.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Midwest Cable, Inc.
Philadelphia, Pennsylvania

We have audited the accompanying combined balance sheets of the Comcast Cable Systems to be Contributed to Midwest Cable, Inc. (the “Company”) as of December 31, 2013 and 2012 and the related combined statements of income, cash flows, and changes in parent company net investment for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the Comcast Cable Systems to be Contributed to Midwest Cable, Inc. as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1, the Company is an integrated business of Comcast Corporation and is not a stand-alone entity.  The accompanying combined financial statements reflect the assets, liabilities, revenue, and expenses directly attributable to the Company, as well as allocations deemed reasonable by Comcast Corporation management, and do not necessarily reflect the combined financial position, results of operations, and cash flows that would have resulted had the Company been operated as a stand-alone entity during the periods presented.

/s/ Deloitte & Touche LLP
Philadelphia, Pennsylvania
October 24, 2014

Comcast Cable Systems to be Contributed to Midwest Cable, Inc.
Combined Balance Sheet

As of December 31 (in millions)	2013	2012
Assets
Current Assets:
Cash and cash equivalents	$—	$—
Receivables (net of allowance for doubtful accounts of $18 and $14, respectively)	150	134
Programming receivables	14	12
Other current assets	9	6
Total current assets	173	152
Property and equipment, net	1,944	1,945
Franchise rights	5,561	5,561
Goodwill	1,241	1,241
Other intangible assets, net	78	91
Other noncurrent assets	2	2
Total assets	$8,999	$8,992
Liabilities and Parent Company net investment
Current Liabilities:
Accounts payable and accrued expenses related to trade creditors	$283	$260
Accrued payroll and employee benefits	41	42
Subscriber advance payments	18	21
Accrued expenses and other current liabilities	37	25
Total current liabilities	379	348
Deferred income taxes	2,842	2,835
Other noncurrent liabilities	54	56
Commitments and contingencies (See Note 8)
Parent Company net investment	5,724	5,753
Total liabilities and Parent Company net investment	$8,999	$8,992
See accompanying notes to combined financial statements.

Comcast Cable Systems to be Contributed to Midwest Cable, Inc.
Combined Statement of Income

Year ended December 31 (in millions)	2013	2012	2011
Revenue	$4,470	$4,275	$4,018
Costs and Expenses:
Programming	972	888	824
Other operating and administrative	1,452	1,392	1,339
Advertising, marketing and promotion	338	319	281
Shared asset usage charge	124	111	97
Depreciation	512	529	569
Amortization	30	42	48
	3,428	3,281	3,158
Operating income	1,042	994	860
Interest expense	(1)	(2)	(1)
Income before income taxes	1,041	992	859
Income tax expense	(409)	(390)	(313)
Net income	$632	$602	$546
See accompanying notes to combined financial statements.

Comcast Cable Systems to be Contributed to Midwest Cable, Inc.
Combined Statement of Cash Flows

Year ended December 31 (in millions)	2013	2012	2011
Operating Activities
Net income	$632	$602	$546
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	542	571	617
Shared asset usage charge	124	111	97
Share-based compensation	6	5	5
Deferred income taxes	7	(53)	(28)
Changes in operating assets and liabilities:
Change in receivables, net	(16)	(16)	(10)
Change in accounts payable and accrued expenses related to trade creditors	8	—	—
Change in other operating assets and liabilities	(1)	(2)	(3)
Net cash provided by operating activities	1,302	1,218	1,224
Investing Activities
Capital expenditures	(466)	(411)	(479)
Cash paid for intangible assets	(14)	(11)	(17)
Net cash used in investing activities	(480)	(422)	(496)
Financing Activities
Change in Parent Company net investment	(822)	(796)	(728)
Net cash used in financing activities	(822)	(796)	(728)
Increase (decrease) in cash and cash equivalents	—	—	—
Cash and cash equivalents, beginning of year	—	—	—
Cash and cash equivalents, end of year	$—	$—	$—
See accompanying notes to combined financial statements.

Comcast Cable Systems to be Contributed to Midwest Cable, Inc.
Combined Statement of Changes in Parent Company Net Investment

(in millions)	Parent Company Net Investment
Balance, January 1, 2011	$5,952
Transactions with Parent Company, net	(665)
Net income	546
Balance, December 31, 2011	5,833
Transactions with Parent Company, net	(682)
Net income	602
Balance, December 31, 2012	5,753
Transactions with Parent Company, net	(661)
Net income	632
Balance, December 31, 2013	$5,724
See accompanying notes to combined financial statements.

Comcast Cable Systems to be Contributed to Midwest Cable, Inc.
Notes to Combined Financial Statements

Note 1: Basis of Presentation

Background

On April 25, 2014, Comcast Corporation (“Comcast”) entered into a transactions agreement with Charter Communications, Inc. (“Charter”) to satisfy its undertaking in the merger agreement with Time Warner Cable, Inc. (“TWC”) with respect to the divestiture of subscribers. Among other things, the transactions agreement contemplates a spin-off of cable systems serving approximately 2.5 million existing Comcast video subscribers into Midwest Cable, Inc., a newly formed entity and currently a wholly owned subsidiary of Comcast (“Midwest Cable,” “SpinCo,” “we,” “us,” “our”). Midwest Cable, LLC was formed in the state of Delaware as a limited liability company in May 2014 and converted to Midwest Cable, Inc., a Delaware corporation, in September 2014.

Following the closing date of the Comcast/TWC merger, Comcast will distribute all of the shares of our common stock on a pro rata basis to holders of Comcast Class A common stock, Class A Special common stock and Class B common stock (“Comcast common stock”) as of the record date (the “spin-off”). Immediately prior to the spin-off, Comcast will contribute to us systems currently owned by Comcast serving approximately 2.5 million video subscribers in the Midwestern and Southeastern United States (the “SpinCo systems”), together with the related subscribers, the assets and liabilities primarily related to the SpinCo systems and certain other assets and liabilities, including certain bank debt and/or term loans, a portion of the proceeds of which will have been distributed to Comcast prior to such contribution. In connection with such contribution and prior to the spin-off, we will issue notes and stock to Comcast.  The consummation of the spin-off is subject to a number of closing conditions, including, among others, completion of the Comcast/TWC merger, the receipt of certain regulatory approvals, approval by Charter’s stockholders in connection with the SpinCo merger (as described below) and certain conditions relating to the financing for the spin-off.

Following the spin-off, Charter will reorganize such that a new publicly traded entity, New Charter, will become the parent of Charter. Another newly formed, wholly owned subsidiary of New Charter will merge with and into us, with us being the surviving entity (the “SpinCo merger”). Upon consummation of the SpinCo merger, we expect to change our legal name to GreatLand Connections Inc. It is intended that the spin-off, together with the related transactions described in the preceding paragraph, will qualify as a tax-free reorganization and a tax-free distribution and that the SpinCo merger will qualify as a tax-free transaction.  Following consummation of the SpinCo merger, holders of Comcast common stock as of the record date will own approximately 67% of our common stock, New Charter will own the remaining approximately 33% and Comcast will have no remaining interest in us.

We offer a variety of video, high-speed Internet and voice services (“cable services”) over our geographically-aligned cable distribution system to residential and commercial customers located in the Midwestern and Southeastern United States. As of December 31, 2013, we served 2.5 million video customers, 2.3 million high-speed Internet customers and 1.2 million voice customers.

Basis of Presentation

We are currently part of Comcast’s Cable Communications (“Comcast Cable”) reportable segment, and our assets and liabilities consist of those that Comcast considers to be primarily related to the cable systems that comprise our operations. Comcast may also transfer certain other assets or liabilities in connection with the closing of the transactions that are not primarily related to our operations, which are not reflected in our combined balance sheet.  Our operations are conducted by various indirect subsidiaries of Comcast. The accompanying combined financial statements have been derived from Comcast’s historical accounting records.

The combined statement of income includes all revenue and expenses directly attributable to our business. Expenses include costs for facilities, functions and services that we use at shared sites and costs for certain functions and services performed by centralized Comcast operations and directly charged to us based on usage. The combined statement of income also includes allocations of costs for administrative functions and services performed on our behalf by other centralized functions within Comcast. These costs were primarily allocated based on the relative proportion of our video customer relationships to total Comcast Cable video customer relationships. All of the allocations and estimates reflected in the combined financial statements are based on assumptions that management believes are reasonable. However, these allocations and estimates are not necessarily indicative of the costs and expenses that would have resulted if we had been operated as a separate entity. Following the spin-off, we will incur costs to replace Comcast support and to allow us to function as an independent, publicly traded company. In particular, we will be required to obtain new programming arrangements, primarily through Charter, as well as through some direct relationships with programmers. See Note 3 for additional information on our allocations.

We present our operations in one reportable business segment, as management has historically evaluated our performance and allocated resources on a combined basis as a part of Comcast Cable.

Note 2: Accounting Policies

The combined financial statements are prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), which requires us to select accounting policies, including, in certain cases, industry-specific policies, and make estimates that affect the reported amount of assets, liabilities, revenue and expenses, and the related disclosure of contingent assets and contingent liabilities. Actual results could differ from these estimates. All transactions, accounts and profits between individual cable systems that comprise us have been eliminated.

We believe the judgments and related estimates for the following item are critical in the preparation of the combined financial statements:

•	valuation and impairment testing of cable franchise rights (see Note 5)

In addition, the following accounting policies are specific to the industry in which we operate:

•	customer installation revenue (see Revenue Recognition below)

•	customer installation costs (see Note 4)

Information on other accounting policies or methods related to the combined financial statements is included, where applicable, in their respective footnotes that follow. Below is a discussion of accounting policies and methods used in the combined financial statements that are not presented within other footnotes.

Revenue Recognition

We generate revenue primarily from subscriptions to cable services and from the sale of advertising. We recognize revenue from cable services as each service is provided. Customers are typically billed in advance on a monthly basis. We manage credit risk by screening applicants through the use of internal customer information, identification verification tools and credit bureau data. If a customer’s account is delinquent, various measures are used to collect outstanding amounts, including termination of the customer’s cable services. Since installation revenue obtained from the connection of customers to the cable systems is less than related direct selling costs, we recognize revenue as connections are completed.

As part of Comcast’s distribution agreements with cable networks, we generally receive an allocation of scheduled advertising time that is sold to local, regional and national advertisers. We recognize advertising revenue when the advertising is aired. In most cases, the available advertising time is sold by Comcast’s sales force. In some cases, Comcast works with representation firms as an extension of its sales force to sell a portion of our allocated advertising time. Comcast also represents the advertising sales efforts of other multichannel video providers in some markets. Since Comcast is acting as the principal in these arrangements, we report the advertising that is sold as revenue and the fees paid to representation firms and multichannel video providers as other operating and administrative expenses.

Revenue earned from other sources is recognized when services are provided or events occur. Under the terms of our cable franchise agreements, we are generally required to pay to the franchising authority an amount based on gross video revenue. The fees are normally passed through to the cable customers, and we classify the fees as a component of revenue with the corresponding costs included in other operating and administrative expenses. The fees recognized in revenue for 2013, 2012 and 2011 were $139 million, $134 million and $125 million, respectively.

Programming Expenses

Programming expenses are the fees paid to license the programming that is distributed to video customers. Programming is acquired for distribution to our video customers, generally under multiyear agreements that Comcast has with distributors, with rates typically based on the number of customers that receive the programming, adjusted for channel positioning and the extent of distribution. From time to time, these contracts expire and programming continues to be provided under interim arrangements while the parties negotiate new contractual terms, sometimes with effective dates that affect prior periods. While payments are typically made under the prior contract’s terms, the amount of programming expenses recorded during these interim arrangements is based on estimates of the ultimate contractual terms expected to be negotiated. Differences between actual amounts determined upon resolution of negotiations and amounts recorded during these interim arrangements are recorded in the period of resolution.

Advertising Expenses

Advertising costs are expensed as incurred.

Cash and Cash Equivalents

Comcast uses a centralized approach to cash management and financing of its operations. Our cash is collected by Comcast daily, and Comcast funds our operating and investing activities as needed. Cash transfers to and from Comcast’s cash management process are reflected as a component of Parent Company net investment in the combined balance sheet. Accordingly, no cash and cash equivalents are reflected in the combined balance sheet for any of the periods presented.

Goodwill

We assess the recoverability of our goodwill annually, or more frequently whenever events or substantive changes in circumstances indicate that the carrying amount of a reporting unit may exceed its fair value. We test goodwill for impairment at the reporting unit level. The assessment of recoverability may first consider qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. A quantitative assessment is performed if the qualitative assessment results in a more-likely-than-not determination or if a qualitative assessment is not performed. The quantitative assessment considers if the carrying amount of a reporting unit exceeds its fair value, in which case an impairment charge is recorded to the extent the carrying amount of the reporting unit’s goodwill exceeds its implied fair value. Unless presented separately, the impairment charge is included as a component of amortization expense.

Asset Retirement Obligations

Certain of our cable franchise agreements and lease agreements contain provisions requiring us to restore facilities or remove property in the event that the franchise or lease agreement is not renewed. We expect to continually renew our cable franchise agreements and therefore cannot reasonably estimate any liabilities associated with such agreements. A remote possibility exists that franchise agreements could be terminated unexpectedly, which could result in us incurring significant expense in complying with restoration or removal provisions. The disposal obligations related to our properties are not material to the combined financial statements. We do not have any significant liabilities related to asset retirements recorded in the combined financial statements.

Parent Company Net Investment

Parent Company net investment in the combined balance sheet represents Comcast’s historical investment in our business, our accumulated net earnings after taxes, and the net effect of transactions with and allocations from Comcast. See Note 3 for additional information on our allocations.

Fair Value of Financial Instruments

Our financial instruments consist primarily of accounts receivable and accounts payable. The carrying values of accounts receivable and accounts payable approximate their respective fair values.

Recent Accounting Pronouncements

Revenue Recognition

In May 2014, the Financing Accounting Standards Board and the International Accounting Standards Board updated the accounting guidance related to revenue recognition. The updated accounting guidance provides a single, contract-based revenue recognition model to help improve financial reporting by providing clearer guidance on when an entity should recognize revenue, and by reducing the number of standards to which entities have to refer. The updated accounting guidance will be effective for us on January 1, 2017, and early adoption is not permitted. The updated accounting guidance allows for either a full retrospective adoption or modified retrospective adoption. We are currently in the process of determining the impact that the updated accounting guidance will have on the combined financial statements and our method of adoption.

Note 3: Related Party Transactions

Shared Asset Usage Charge

We share certain operating and administrative sites with Comcast, such as its national backbone. These shared assets are not included in the combined balance sheet; however, the shared asset usage charge represents the depreciation of these sites that has been allocated to us based on our relative usage of the respective facilities.

Shared Services and Other Allocated Costs

The combined financial statements include transactions involving shared services (including expenses primarily related to personnel, logistics, advertising and marketing, other overhead functions, IT support, and network communications support) and certain corporate administrative services (including charges for services such as accounting matters, investor relations, tax, treasury and cash management, insurance, legal, and risk management) that were provided to us by Comcast. These allocated costs are included in other operating and administrative expenses and advertising, marketing and promotion costs in the combined statement of income, and are presented in the combined balance sheet as a reduction in Parent Company net investment. These costs were primarily allocated based on the relative proportion of our video customer relationships to those of Comcast Cable and represent management’s reasonable estimate of the costs incurred. However, these amounts are not necessarily representative of the costs required for us to operate as an independent, publicly traded company.

Amounts recorded in other operating and administrative expenses for these services in 2013, 2012, and 2011 were $176 million, $168 million and $157 million, respectively. Amounts recorded in advertising, marketing and promotion costs for these services in 2013, 2012, and 2011 were $99 million, $92 million and $73 million, respectively.

Transactions with NBCUniversal and Other Affiliates

We enter into transactions in the ordinary course of our operations, including purchases of programming and purchases and sales of advertising, with NBCUniversal Media, LLC (“NBCUniversal”), a consolidated subsidiary of Comcast, and other affiliates of Comcast. The following tables present transactions with NBCUniversal and its consolidated subsidiaries and other affiliates of Comcast that are included in the combined financial statements.

Combined Balance Sheet
December 31 (in millions)	2013	2012
Receivables, net	$26	$21
Accounts payable and accrued expenses related to trade creditors	25	24

Combined Statement of Income
Year Ended December 31 (in millions)	2013	2012	2011
Revenue	$61	$86	$63
Costs and Expenses:
Programming	137	146	144
Other operating and administrative	8	9	6
Advertising, marketing and promotion	4	4	2

Note 4: Property and Equipment

December 31 (in millions)	Weighted-Average Original Useful Life as of December 31, 2013		2013	2012
Cable distribution system	12	years	$3,164	$3,078
Customer premise equipment	6	years	2,738	2,614
Other equipment	5	years	203	202
Buildings and leasehold improvements	18	years	154	151
Land	N/A		16	16
Property and equipment, at cost			6,275	6,061
Less: Accumulated depreciation			(4,331)	(4,116)
Property and equipment, net			$1,944	$1,945

Property and equipment are stated at cost. We capitalize improvements that extend asset lives and expense repairs and maintenance costs as incurred. We record depreciation using the straight-line method over the asset’s estimated useful life. For assets that are sold or retired, we remove the applicable cost and accumulated depreciation and, unless the gain or loss on disposition is presented separately, we recognize it as a component of depreciation expense.

We capitalize the costs associated with the construction of and improvements to our cable transmission and distribution facilities, costs associated with acquiring and deploying new customer premise equipment, and costs associated with installation of our services in accordance with accounting guidance related to cable television companies. Costs capitalized include all direct labor and materials, as well as various indirect costs. All costs incurred in connection with subsequent disconnects and reconnects are expensed as they are incurred. As a result of Comcast’s centralized operations, certain property and equipment, such as cable distribution system infrastructure, has been included in the combined financial statements based on allocations from Comcast using certain proportionate estimates, including plant miles.

We evaluate the recoverability of our property and equipment whenever events or substantive changes in circumstances indicate that the carrying amount may not be recoverable. The evaluation is based on the cash flows generated by the underlying asset groups, including estimated future operating results, trends or other determinants of fair value. If the total of the expected future undiscounted cash flows were less than the carrying amount of the asset group, we would recognize an impairment charge to the extent the carrying amount of the asset group exceeded its estimated fair value. Unless presented separately, the impairment charge is included as a component of depreciation expense. We have not recognized any impairment charges for 2013, 2012 and 2011.

Note 5: Intangible Assets

			2013		2012
December 31 (in millions)	Weighted-Average Original Useful Life as of December 31, 2013		Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Indefinite-Lived Intangible Assets:
Franchise rights		N/A	$5,561		$5,561
Finite-Lived Intangible Assets:
Cable franchise renewal costs and contractual operating rights	10	years	197	$(124)	201	$(129)
Software	5	years	21	(18)	31	(25)
Customer relationships	7	years	4	(3)	154	(142)
Other agreements and rights	10	years	4	(3)	5	(4)
Total			$5,787	$(148)	$5,952	$(300)

Indefinite-Lived Intangible Assets

Indefinite-lived intangible assets consist of our cable franchise rights. Our cable franchise rights represent the values we attributed to agreements with state and local authorities that allow access to homes and businesses in cable service areas acquired in business combinations. We do not amortize our cable franchise rights because we have determined that they meet the definition of indefinite-lived intangible assets since there are no legal, regulatory, contractual, competitive, economic or other factors that limit the period over which these rights will contribute to our cash flows. We reassess this determination periodically or whenever events or substantive changes in circumstances occur. Costs we incur in negotiating and renewing cable franchise agreements are included in other intangible assets and are generally amortized on a straight-line basis over the term of the franchise agreement.

We assess the recoverability of our cable franchise rights annually, or more frequently whenever events or substantive changes in circumstances indicate that the assets might be impaired. The assessment of recoverability may first consider qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount. A quantitative assessment is performed if the qualitative assessment results in a more-likely-than-not determination or if a qualitative assessment is not performed. When performing a quantitative assessment, we estimate the fair value of our cable franchise rights primarily based on a discounted cash flow analysis that involves significant judgment. When analyzing the fair values indicated under the discounted cash flow models, we also consider multiples of operating income before depreciation and amortization generated by the underlying assets, current market transactions, and profitability information. If the fair value of our cable franchise rights were less than the carrying amount, we would recognize an impairment charge for the difference between the estimated fair value and the carrying value of the assets. Unless presented separately, the impairment charge is included as a component of amortization expense. We have not recognized any impairment charges for 2013, 2012 and 2011.

Finite-Lived Intangible Assets

Estimated Amortization Expense of Finite-Lived Intangibles
(in millions)
2014	$17
2015	$14
2016	$12
2017	$9
2018	$8

Finite-lived intangible assets are subject to amortization and consist primarily of cable franchise renewal costs and software. Our finite-lived intangible assets are amortized primarily on a straight-line basis over their estimated useful life or the term of the respective agreement.

We capitalize direct development costs associated with internal-use software, including external direct costs of material and services and payroll costs for employees devoting time to these software projects. We also capitalize costs associated with the purchase of software licenses. We include these costs in other intangible assets and amortize them on a straight-line basis over a period not to exceed five years. We expense maintenance and training costs, as well as costs incurred during the preliminary stage of a project, as they are incurred. We capitalize initial operating system software costs and amortize them over the life of the associated hardware.

We evaluate the recoverability of our intangible assets subject to amortization whenever events or substantive changes in circumstances indicate that the carrying amount may not be recoverable. The evaluation is based on the cash flows generated by the underlying asset groups, including estimated future operating results, trends or other determinants of fair value. If the total of the expected future undiscounted cash flows were less than the carrying amount of the asset group, we would recognize an impairment charge to the extent the carrying amount of the asset group exceeded its estimated fair value. Unless presented separately, the impairment charge is included as a component of amortization expense. We have not recognized any impairment charges for 2013, 2012 and 2011.

Note 6: Employee Compensation and Benefit Plans

Postretirement Benefit Plans

Certain of our employees have historically participated in the Comcast Postretirement Healthcare Stipend Program (the “stipend plan”). The stipend plan is an unfunded postretirement plan that provides an annual stipend for reimbursement of healthcare costs to each eligible employee based on years of service. Under the stipend plan, we are not exposed to the increasing costs of healthcare because the benefits are fixed at a predetermined amount.

The expense reflected in the combined statement of income related to our employees’ participation in the stipend plan is actuarially determined using certain Comcast-directed assumptions, including the discount rate. For 2013, 2012 and 2011, we recorded expenses of $3 million each year.

As of December 31, 2013 and 2012, our share of Comcast’s unfunded liability associated with the stipend plan was $27 million and $30 million, respectively.

Deferred Compensation Plans

Comcast maintains unfunded, nonqualified deferred compensation plans for certain members of management (each, a “participant”). The amount of compensation deferred by each participant is based on participant elections. Participant accounts are credited with income primarily based on a fixed annual rate.  The related expense was not material to the combined statement of income for all periods presented.  Participants are eligible to receive distributions of the amounts credited to their account based on elected deferral periods that are consistent with the plans and applicable tax law.

Certain of our employees have historically participated in the deferred compensation plans sponsored by Comcast. As of December 31, 2013 and 2012, our benefit obligation related to these plans was $2 million for both periods.

Retirement Investment Plans

Comcast sponsors several 401(k) defined contribution retirement plans that allow eligible employees to contribute a portion of their compensation through payroll deductions in accordance with specified plan guidelines. Comcast makes contributions to the plans that include matching a percentage of the employees’ contributions up to certain limits. Certain of our employees have historically participated in the plans. In 2013, 2012 and 2011, the combined statement of income included amounts charged for the defined contribution retirement plans totaling $15 million, $14 million and $14 million, respectively.

Share-Based Compensation

Comcast maintains various programs that allow for the grant of share-based compensation to Comcast’s officers, directors, and certain employees, including some of our employees. Comcast Class A common stock underlies all awards granted under these programs. Accordingly, the amounts presented are not necessarily indicative of our future performance and do not necessarily reflect the results that we would have experienced as an independent, publicly traded company for the periods presented.

The expense reflected in the combined statement of income related to share-based compensation is based on the estimated fair value of our employees’ awards at the date of grant and is recognized over the period in which any related services are provided.  Amounts recognized for share-based compensation for 2013, 2012 and 2011 totaled $6 million, $5 million and $5 million, respectively.

Note 7: Income Taxes

Our operations have historically been included in Comcast’s U.S. federal and certain state tax returns. Income taxes as presented are calculated as if we were a separate corporation that filed separate income tax returns. We believe the assumptions underlying the calculation of income taxes on a separate return basis are reasonable. However, income tax expense and liabilities as presented in these combined financial statements do not necessarily reflect the results that we would have reported as an independent, publicly traded company for the periods presented.

Current income tax expense is offset by a corresponding change in Parent Company net investment on the combined balance sheet.

Components of Income Tax Expense
Year ended December 31 (in millions)	2013	2012	2011
Current expense (benefit):
Federal	$333	$367	$268
State	69	76	73
	402	443	341
Deferred expense (benefit):
Federal	2	(48)	22
State	5	(5)	(50)
	7	(53)	(28)
Income tax expense	$409	$390	$313

Our effective income tax rates in 2013, 2012 and 2011 were 39.3%, 39.3% and 36.4%, respectively. In 2011, we recorded income tax benefits related to certain changes in state tax laws that impacted our effective tax rate by approximately 3%. Our effective tax rate differs from the federal statutory amount primarily due to the impact of state income taxes, net of federal benefits received.

We base our provision for income taxes on our current period income, changes in our deferred income tax assets and liabilities, income tax rates, and tax planning opportunities that would be available to us on a separate company basis in the jurisdictions in which we operate. We recognize deferred tax assets and liabilities when there are temporary differences between the financial reporting basis and tax basis of our assets and liabilities. When a change in the tax rate or tax law has an impact on deferred taxes, we apply the change based on the years in which the temporary differences are expected to reverse. We record the change in the combined financial statements in the period of enactment.  As of December 31, 2013 and 2012, we had not recognized any loss carryforward or valuation allowances.  The determination of the realization of future loss carryforwards would be dependent on our taxable income or loss, apportionment percentages, and state laws that can change from year to year and impact the amount of such carryforwards. We would recognize a valuation allowance if we were to determine it is more likely than not that some portion, or all, of a deferred tax asset will not be realized.

Our deferred tax assets were not material.  We have assessed the nature of the deferred tax assets and have determined that no valuation allowance is necessary.  Our net deferred tax liability is primarily attributable to differences between our book and tax basis of property and equipment and intangible assets. As of December 31, 2013 and 2012, our net deferred tax liability for both periods included $2.2 billion related to cable franchise rights that will remain unchanged unless we recognize an impairment or dispose of a cable franchise, and approximately $600 million related to property and equipment.

Uncertain Tax Positions

We have not recorded any liabilities for uncertain tax positions. We determined that, after completion of the spin-off,  Comcast would be considered the primary obligor of substantially all income tax deficiencies attributable to us for periods prior to the spin-off.  In the event that, subsequent to the spin-off, an income tax deficiency is asserted against us attributable to a period prior to the spin-off, we would be indemnified under a tax matters agreement between us and Comcast.

Note 8: Commitments and Contingencies

Commitments

The table below summarizes our minimum annual rental commitments for office space and equipment under operating leases.

As of December 31, 2013 (in millions)	Operating Leases
2014	$9
2015	$7
2016	$6
2017	$5
2018	$3
Thereafter	$9

The table below presents our rent expense charged to operations.

Year ended December 31 (in millions)	2013	2012	2011
Rent expense	$26	$27	$27

Contingencies

In June 2010, the City of Detroit (the “City”) initiated an action against us in the U.S. District Court for the Eastern District of Michigan in which the City sought a ruling that certain aspects of the Michigan Uniform Video Services Local Franchise Act were unlawful under the Federal Cable Communications Policy Act of 1984 and the Constitution of the State of Michigan. The City also sought declaratory relief as to our applicable cable franchise obligations and monetary relief for our alleged non-compliance. We appealed the U.S. District Court’s ruling on summary judgment in favor of the City to the U.S. Court of Appeals for the Sixth Circuit in July 2013, and in October 2014 we resolved this action through mediation with the City. The effect of the resolution of this action was not material to our combined financial position, results of operations or cash flows.

We are subject to other legal proceedings and claims that arise in the ordinary course of our business. While the amount of ultimate liability with respect to such actions is not expected to materially affect our results of operations, cash flows or financial position, any litigation resulting from any such legal proceedings or claims could be time consuming and injure our reputation.

Note 9: Supplemental Financial Information

For 2013, 2012 and 2011, our revenue was derived from the following sources:

(in millions)	2013	2012	2011
Residential:
Video	$2,203	$2,137	$2,081
High-speed Internet	1,125	1,052	960
Voice	380	387	385
Commercial services	320	253	195
Advertising	237	257	226
Other	205	189	171
Total	$4,470	$4,275	$4,018

Subsequent Events

We have evaluated all subsequent event activity through October 24, 2014, which is the issue date of these combined financial statements, and concluded that no additional subsequent events have occurred that would require recognition in the combined financial statements or disclosure in the notes to the combined financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Midwest Cable, Inc.
Philadelphia, Pennsylvania

We have audited the combined financial statements of the Comcast Cable Systems to be Contributed to Midwest Cable, Inc. (the “Company”) as of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013, and have issued our report thereon dated October 24, 2014 (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the basis of presentation of the combined financial statements); such financial statements and report are included elsewhere in this Form S-1. Our audits also included the combined financial statement schedule of the Company listed in the Index to Combined Financial Statements. This combined financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits. In our opinion, such combined financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP
Philadelphia, Pennsylvania
October 24, 2014

Comcast Cable Systems to be Contributed to Midwest Cable, Inc.
Schedule II — Valuation and Qualifying Accounts
Year ended December 31, 2013, 2012 and 2011

Year Ended December 31 (in millions)	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Deductions from Reserves	Balance at End of Year

2013
Allowance for doubtful accounts	$14	$39	$35	$18
2012
Allowance for doubtful accounts	$17	$32	$35	$14
2011
Allowance for doubtful accounts	$16	$31	$30	$17

Comcast Cable Systems to be Contributed to Midwest Cable, Inc.
Condensed Combined Balance Sheet (Unaudited)

	September 30,	December 31,
(in millions)	2014	2013
Assets
Current Assets:
Cash and cash equivalents	$—	$—
Receivables, net	129	150
Programming receivables	11	14
Other current assets	14	9
Total current assets	154	173
Property and equipment, net	1,927	1,944
Franchise rights	5,561	5,561
Goodwill	1,241	1,241
Other intangible assets, net	72	78
Other noncurrent assets	2	2
Total assets	$8,957	$8,999
Liabilities and Parent Company net investment
Current Liabilities:
Accounts payable and accrued expenses related to trade creditors	$295	$283
Accrued payroll and employee benefits	62	41
Subscriber advance payments	19	18
Accrued expenses and other current liabilities	65	37
Total current liabilities	441	379
Deferred income taxes	2,838	2,842
Other noncurrent liabilities	52	54
Commitments and contingencies (See Note 4)
Parent Company net investment	5,626	5,724
Total liabilities and Parent Company net investment	$8,957	$8,999
See accompanying notes to condensed combined financial statements.

Comcast Cable Systems to be Contributed to Midwest Cable, Inc.
Condensed Combined Statement of Income (Unaudited)

Nine months ended September 30 (in millions)	2014	2013
Revenue	$3,459	$3,344
Costs and Expenses:
Programming	774	728
Other operating and administrative	1,132	1,073
Advertising, marketing and promotion	261	253
Share asset usage charge	92	92
Depreciation	384	383
Amortization	14	25
	2,657	2,554
Operating income	802	790
Interest expense	(6)	—
Income before income taxes	796	790
Income tax expense	(312)	(310)
Net income	$484	$480
See accompanying notes to condensed combined financial statements.

Comcast Cable Systems to be Contributed to Midwest Cable, Inc.
Condensed Combined Statement of Cash Flows (Unaudited)

Nine months ended September 30 (in millions)	2014	2013
Operating Activities
Net income	$484	$480
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	398	408
Shared asset usage charge	92	92
Share-based compensation	4	4
Deferred income taxes	(4)	5
Changes in operating assets and liabilities:
Change in receivables, net	21	(9)
Change in accounts payable and accrued expenses related to trade creditors	(2)	5
Change in other operating assets and liabilities	47	2
Net cash provided by operating activities	1,040	987
Investing Activities
Capital expenditures	(338)	(330)
Cash paid for intangible assets	(10)	(10)
Net cash used in investing activities	(348)	(340)
Financing Activities
Change in Parent Company net investment	(692)	(647)
Net cash used in financing activities	(692)	(647)
Increase (decrease) in cash and cash equivalents	—	—
Cash and cash equivalents, beginning of period	—	—
Cash and cash equivalents, end of period	$—	$—
See accompanying notes to condensed combined financial statements.

Comcast Cable Systems to be Contributed to Midwest Cable, Inc.
Condensed Combined Statement of Changes in Parent Company Net Investment (Unaudited)

(in millions)	Parent Company Net Investment
Balance, January 1, 2013	$5,753
Transactions with Parent Company, net	(530)
Net income	480
Balance, September 30, 2013	$5,703
Balance, January 1, 2014	$5,724
Transactions with Parent Company, net	(582)
Net income	484
Balance, September 30, 2014	$5,626
See accompanying notes to condensed combined financial statements.

Comcast Cable Systems to be Contributed to Midwest Cable, Inc.
Notes to Condensed Combined Financial Statements
(Unaudited)

Note 1: Basis of Presentation

Background

On April 25, 2014, Comcast Corporation (“Comcast”) entered into a transactions agreement with Charter Communications, Inc. (“Charter”) to satisfy its undertaking in the merger agreement with Time Warner Cable Inc. (“TWC”) with respect to the divestiture of subscribers. Among other things, the transactions agreement contemplates a spin-off of cable systems serving approximately 2.5 million existing Comcast video subscribers into Midwest Cable, Inc., a newly formed entity and currently a wholly-owned subsidiary of Comcast (“Midwest Cable,” “SpinCo,” “we,” “us,” “our”). Midwest Cable, LLC was formed in the state of Delaware as a limited liability company in May 2014 and converted to Midwest Cable, Inc., a Delaware corporation, in September 2014.

Following the closing date of the Comcast/TWC merger, Comcast will distribute all of the shares of our common stock on a pro rata basis to holders of Comcast Class A common stock, Class A Special common stock and Class B common stock (“Comcast common stock”) as of the record date (the “spin-off”). Immediately prior to the spin-off, Comcast will contribute to us systems currently owned by Comcast serving approximately 2.5 million video subscribers in the Midwestern and Southeastern United States (the “SpinCo systems”), together with the related subscribers, the assets and liabilities primarily related to the SpinCo systems and certain other assets and liabilities, including certain bank debt and/or term loans, a portion of the proceeds of which will have been distributed to Comcast prior to such contribution. In connection with such contribution and prior to the spin-off, we will issue notes and stock to Comcast. The consummation of the spin-off is subject to a number of closing conditions, including, among others, completion of the Comcast/TWC merger, the receipt of certain regulatory approvals, approval by Charter’s stockholders in connection with the SpinCo merger (as described below) and certain conditions relating to the financing for the spin-off.

Following the spin-off, Charter will reorganize such that a new publicly-traded entity, New Charter, will become the parent of Charter. Another newly formed, wholly-owned subsidiary of New Charter will merge with and into us, with us being the surviving entity (the “SpinCo merger”). Upon consummation of the SpinCo merger, we expect to change our legal name to GreatLand Connections Inc. It is intended that the spin-off, together with the related transactions described in the preceding paragraph, will qualify as a tax-free reorganization and a tax-free distribution and that the SpinCo merger will qualify as a tax-free transaction.  Following consummation of the SpinCo merger, holders of Comcast common stock (as of the record date) will own approximately 67% of our common stock, New Charter will own the remaining approximately 33% and Comcast will have no remaining interest in us.

We offer a variety of video, high-speed Internet and voice services (“cable services”) over our geographically-aligned cable distribution system to residential and commercial customers located in the Midwestern and Southeastern United States. As of September 30, 2014, we served 2.5 million video customers, 2.3 million high-speed Internet customers and 1.1 million voice customers.

Basis of Presentation

We are currently part of Comcast’s Cable Communications (“Comcast Cable”) reportable segment, and our assets and liabilities consist of those that Comcast considers to be primarily related to the cable systems that comprise our operations. Comcast may also transfer certain other assets or liabilities in connection with the closing of the transactions that are not primarily related to our operations, which are not reflected in our condensed combined balance sheet. Our operations are conducted by various indirect subsidiaries of Comcast. The accompanying condensed combined financial statements have been derived from Comcast’s historical accounting records.

The condensed combined statement of income includes all revenue and expenses directly attributable to our business. Expenses include costs for facilities, functions and services that we use at shared sites and costs for certain functions and services performed by centralized Comcast operations and directly charged to us based on usage. The condensed combined statement of income also includes allocations of costs for administrative functions and services performed on our behalf by other centralized functions within Comcast. These costs were primarily allocated based on the relative proportion of our video customer relationships to total Comcast Cable video customer relationships.

All of the allocations and estimates reflected in the condensed combined financial statements are based on assumptions that management believes are reasonable. However, these allocations and estimates are not necessarily indicative of the costs and expenses that would have resulted if we had been operated as a separate entity. Following the spin-off, we will incur costs to replace Comcast support and to allow us to function as an independent, publicly-traded company. In particular, we will be required to obtain new programming arrangements, primarily through Charter, as well as through some direct relationships with programmers. See Note 3 for additional information on our allocations. For the nine months ended September 30, 2014 and 2013, 2.9% and 3.2% of our revenue was derived from franchise and other regulatory fees, respectively.

We present our operations in one reportable business segment as management has historically evaluated our performance and allocated resources on a combined basis as a part of Comcast Cable.

We have prepared the condensed combined financial statements based on Securities and Exchange Commission rules that permit reduced disclosure for interim periods. These financial statements include all adjustments that are necessary for a fair presentation of the combined results of operations, financial condition and cash flows for the periods shown, including normal, recurring accruals and other items. The combined results of operations for the interim periods presented are not necessarily indicative of results for the full year.

The year-end condensed combined balance sheet was derived from audited financial statements but does not include all disclosures required by generally accepted accounting principles in the United States of America.

Note 2: Recent Accounting Pronouncements

Revenue Recognition

In May 2014, the Financial Accounting Standards Board and the International Accounting Standards Board updated the accounting guidance related to revenue recognition. The updated accounting guidance provides a single, contract-based revenue recognition model to help improve financial reporting by providing clearer guidance on when an entity should recognize revenue, and by reducing the number of standards to which entities have to refer. The updated accounting guidance will be effective for us on January 1, 2017, and early adoption is not permitted. The updated accounting guidance allows for either a full retrospective adoption or modified retrospective adoption. We are currently in the process of determining the impact that the updated accounting guidance will have on the combined financial statements and our method of adoption.

Note 3: Related Party Transactions

Shared Asset Usage Charge

We share certain operating and administrative sites with Comcast, such as its national backbone. These shared assets are not included in the condensed combined balance sheet; however, the shared asset usage charge represents the depreciation of these sites that has been allocated to us based on our relative usage of the respective facilities.

Shared Services and Other Allocated Costs

The condensed combined financial statements include transactions involving shared services (including expenses primarily related to personnel, logistics, advertising and marketing, other overhead functions, IT support, and network communications support) and certain corporate administrative services (including charges for services such as accounting matters, investor relations, tax, treasury and cash management, insurance, legal, and risk management) that were provided to us by Comcast. These allocated costs are included in other operating and administrative expenses and advertising, marketing and promotion costs in the condensed combined statement of income, and are presented in the condensed combined balance sheet as a reduction in Parent Company net investment. These costs were primarily allocated based on the relative proportion of our video customer relationships to total Comcast Cable video customer relationships and represent management’s reasonable estimate of the costs incurred. However, these amounts are not necessarily representative of the costs required for us to operate as an independent, publicly-traded company.

Amounts recorded in other operating and administrative expenses for these services during the nine months ended September 30, 2014 and 2013 were $165 million and $128 million, respectively. This includes $25 million of transaction-related costs for the nine months ended September 30, 2014. Amounts recorded in advertising, marketing and promotion costs for these services during the nine months ended September 30, 2014 and 2013 were $83 million and $73 million, respectively.

Transactions with NBCUniversal and Other Affiliates

We enter into transactions in the ordinary course of our operations, including purchases of programming and purchases and sales of advertising, with NBCUniversal Media, LLC (“NBCUniversal”), a consolidated subsidiary of Comcast, and other affiliates of Comcast. The following tables present transactions with NBCUniversal and its consolidated subsidiaries and other affiliates of Comcast that are included in the condensed combined financial statements.

Condensed Combined Balance Sheet
(in millions)	September 30, 2014	December 31, 2013
Receivables, net	$29	$26
Accounts payable and accrued expenses related to trade creditors	23	25

Condensed Combined Statement of Income
Nine months ended September 30 (in millions)	2014	2013
Revenue	$57	$44
Costs and Expenses:
Programming	94	101
Other operating and administrative	6	6
Advertising, marketing and promotion	5	3

Note 4: Commitments and Contingencies

Contingencies

In June 2010, the City of Detroit (the “City”) initiated an action against us in the U.S. District Court for the Eastern District of Michigan in which the City sought a ruling that certain aspects of the Michigan Uniform Video Services Local Franchise Act were unlawful under the Federal Cable Communications Policy Act of 1984 and the Constitution of the State of Michigan. The City also sought declaratory relief as to our applicable cable franchise obligations and monetary relief for our alleged non-compliance. We appealed the U.S. District Court’s ruling on summary judgment in favor of the City to the U.S. Court of Appeals for the Sixth Circuit in July 2013, and in October 2014 we resolved this action through mediation with the City. As a result of the resolution of this action, we recorded $16 million in other operating and administrative expenses and $6 million in interest expense for the nine months ended September 30, 2014.

We are subject to other legal proceedings and claims that arise in the ordinary course of our business. While the amount of ultimate liability with respect to such actions is not expected to materially affect our results of operations, cash flows or financial position, any litigation resulting from any such legal proceedings or claims could be time consuming and injure our reputation.

Note 5: Subsequent Events

We have evaluated all subsequent event activity through December 8, 2014, which is the issue date of these condensed combined financial statements, and concluded that no additional subsequent events have occurred that would require recognition in the condensed combined financial statements or disclosure in the notes to the condensed combined financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Midwest Cable, Inc.
Philadelphia, Pennsylvania

We have audited the accompanying balance sheet of Midwest Cable, Inc. (the “Company”) as of September 22, 2014. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of Midwest Cable, Inc. as of September 22, 2014, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
Philadelphia, Pennsylvania
October 31, 2014

Midwest Cable, Inc.
Balance Sheet
As of September 22, 2014

Stockholder’s Equity
Common Stock; $0.01 par value, 1,000 shares authorized, 100 shares issued and outstanding	$1
Receivable from Parent	(1)

Total Stockholder’s Equity	$—
See accompanying notes to financial statement.

Midwest Cable, Inc.
Notes to Financial Statement

Note 1: History and Description of the Company

Midwest Cable, Inc. (the “Company”), a cable service provider to residential and commercial customers located in the Midwestern and Southeastern United States, was formed for the purpose of being the parent company of approximately 2.5 million legacy Comcast Corporation (“Comcast”) video subscribers. The Company has not engaged in any business or other activities and is currently a subsidiary of Comcast. Midwest Cable, LLC was formed in the state of Delaware as a limited liability company in May 2014 and converted to Midwest Cable, Inc., a Delaware corporation, in September 2014.

Note 2: Basis of Presentation and Summary of Significant Accounting Policies

The balance sheet and accompanying notes have been prepared in accordance with generally accepted accounting principles in the United States. Receivable from Parent is classified as an offset to stockholder’s equity as it represents the consideration to be received in exchange for the Company’s common stock issued to Comcast.

Note 3: Subsequent Events

We have evaluated all subsequent event activity through October 31, 2014, which is the issue date of this financial statement, and concluded that no additional subsequent events have occurred that would require recognition in the financial statement or disclosure in the notes to the financial statement.

Shares of Class A

Shares of Class A-1

Common Stock

Midwest Cable, Inc.

PROSPECTUS

                          , 2015

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of the Transactions

Amount to Be Paid
SEC registration fee		$662,456.20
Listing fee		*
Transfer agent’s fees		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

Each of the amounts set forth above, other than the registration fee, is an estimate.

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Article Seventh of the registrant’s amended and restated certificate of incorporation will provide for indemnification by the registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law. The registrant will enter into indemnification agreements with each of its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the registrant’s amended and restated certificate of incorporation and amended and restated bylaws and to provide additional procedural protections. There is no pending litigation or proceeding involving a director or executive officer of the registrant for which indemnification is sought.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The registrant’s certificate of incorporation provides for such limitation of liability.

The registrant will maintain standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the registrant with respect to payments which may be made by the registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

Item 15. Recent Sales of Unregistered Securities

The registrant has not sold any securities, registered or otherwise, within the past three years.

Item 16. Exhibits and Financial Statement Schedules

(a)	Exhibits

See Exhibit Index following the signature pages.

(b)	Financial statement schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(a)      Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b)      The undersigned registrant hereby undertakes that:

(1)      For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)      For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Philadelphia, Commonwealth of Pennsylvania, on December 23, 2014.

MIDWEST CABLE, INC.

By:	/s/ Arthur R. Block
	Name:	Arthur R. Block
	Title:	Senior Vice President and Secretary

Date: December 23, 2014

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

*	President (principal executive officer)	December 23, 2014
Neil Smit

*	Executive Vice President and Director (principal financial and accounting officer)	December 23, 2014
Michael J. Angelakis

/s/ Arthur R. Block	Director	December 23, 2014
Arthur R. Block

*	Director	December 23, 2014
David L. Cohen

By:	/s/ Arthur R. Block
	Name:	Arthur R. Block
	Title:	Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Exhibit Title
2.1	Contribution, Separation and Spin-off Agreement*
2.2	Agreement and Plan of Merger*
3.1	Form of Amended and Restated Certificate of Incorporation (to be effective at the time of the transactions)*
3.2	Certificate of Incorporation (currently in effect)**
3.3	Form of Amended and Restated Bylaws (to be effective at the time of the transactions)*
3.4	Bylaws (currently in effect)**
4.1	Form of Specimen Certificate for GreatLand Connections Inc.*
5.1	Opinion of Davis Polk & Wardwell LLP*
8.1	Opinion of Davis Polk & Wardwell LLP as to certain tax matters*
10.1	Form of Tax Matters Agreement*
10.2	Transition Services Agreement*
10.3	Form of Charter Services Agreement*
10.4	Form of GreatLand Services Agreement*
10.5	Employee Matters Agreement*
10.6	Form of Stockholders Agreement*
10.7	Employment Agreement, dated as of June 1, 2014, between CCH I Spinco Sub, LLC and Michael S. Willner*
10.8	Employment Agreement, dated as of October 17, 2014, between Midwest Cable, Inc. and Leonard Baxt*
10.9	Form of Indemnification Agreement between Midwest Cable, Inc. and each of its officers and directors*
21.1	Subsidiaries of the Registrant*
23.1	Consent of Deloitte & Touche LLP relating to the combined financial statements and combined financial statement schedule of the Comcast Cable Systems to be Contributed to Midwest Cable, Inc.
23.2	Consent of Deloitte & Touche LLP relating to the financial statement of Midwest Cable, Inc.
23.3	Consent of Davis Polk & Wardwell LLP (included in Exhibits 5.1 and 8.1)*
24.1	Power of Attorney**
99.1	Consent of Thomas M. Rutledge, as director nominee**
99.2	Consent of James Chiddix, as director nominee**
99.3	Consent of Richard D’Avino, as director nominee**
99.4	Consent of Gregory L. Doody, as director nominee**
99.5	Consent of Jill A. Greenthal, as director nominee**
99.6	Consent of Dennis S. Hersch, as director nominee**
99.7	Consent of Wendell F. Holland, as director nominee**
99.8	Consent of Gregory Maffei, as director nominee**
99.9	Consent of Christopher L. Winfrey, as director nominee**

* To be filed by amendment.

** Previously filed.